UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Technical Report and Resource Estimate on the Brucejack Project
Effective date: November 28, 2011

TECHNICAL REPORT AND RESOURCE ESTIMATE ON THE

BRUCEJACK PROJECT

SKEENA MINING DIVISION
BRITISH COLUMBIA, CANADA

LATITUDE 56°28′20″N by LONGITUDE 130°11′31″W

For

PRETIUM RESOURCES INC.

By

P & E Mining Consultants Inc.

NI 43-101 & 43-101F1
TECHNICAL REPORT

Ms. Tracy Armstrong, P.Geo., P&E Mining Consultants Inc.
Mr. Fred Brown, Pr.Sc.Nat., P&E Mining Consultants Inc.
Mr. Eugene Puritch, P.Eng., P&E Mining Consultants Inc.
Ms. Caroline Vallat, P.Geo., Geospark Consulting Inc.

P & E Mining Consultants Inc.
Report No. 229

Effective Date: November 28, 2011
Signing Date: January 12, 2012

TABLE OF CONTENTS

1.0	SUMMARY			i
	1.1	BRUCEJACK PROPERTY DEPOSITS		iii
		1.1.1	West Zone	iv
		1.1.2	Bridge Zone	v
		1.1.3	Galena Hill Zone	v
		1.1.4	Low Grade Halo Zone	vi
		1.1.5	Shore Zone	vi
		1.1.6	SG/Bonanza Zone	vi
		1.1.7	Valley of Kings Zone (“VOK”)	vii
		1.1.8	Gossan Hill Zone	viii
		1.1.9	Resource Estimate	ix
	1.2	CONCLUSIONS AND RECOMMENDATIONS		x
2.0	INTRODUCTION AND TERMS OF REFERENCE			1
	2.1	TERMS OF REFERENCE		1
	2.2	SOURCES OF INFORMATION		1
	2.3	UNITS AND CURRENCY		2
	2.4	GLOSSARY AND ABBREVIATION OF TERMS		2
3.0	RELIANCE ON OTHER EXPERTS			4
4.0	PROPERTY DESCRIPTION AND LOCATION			5
	4.1	TENURE		5
	4.2	DESCRIPTION AND LOCATION		5
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7
	5.1	ACCESSIBILITY		7
	5.2	CLIMATE AND PHYSIOGRAPHY		7
	5.3	INFRASTRUCTURE AND LOCAL RESOURCES		8
6.0	HISTORY AND PREVIOUS EXPLORATION			11
	6.1	RECENT WORK COMPLETED BY SILVER STANDARD		14
	6.2	PREVIOUS FEASIBILITY STUDIES AT THE PROPERTY		15
		6.2.1	Preliminary Economic Assessment 2010	15
		6.2.2	Preliminary Economic Assessment 2011 Brucejack Project	16
7.0		GEOLOGICAL SETTING AND MINERALIZATION		20
	7.1	REGIONAL GEOLOGY AND METALLOGENIC SETTING		20
	7.2	LOCAL GEOLOGY		24
		7.2.1	Geology of the Sulphurets Camp	24
		7.2.2	Stratigraphic Setting and Major Mineral Deposits	25
		7.2.3	Structural Setting and Metamorphism	26
		7.2.4	Brucejack Fault and Related Late Brittle Structures	27
	7.3	PROPERTY GEOLOGY		29
		7.3.1	Introduction	29
		7.3.2	Stratigraphy	32
		7.3.3	Southern Property Map Units	33
	7.4	STRUCTURAL GEOLOGY		37
		7.4.1	Introduction	37
		7.4.2	Foliation	37
		7.4.3	Folding	37
		7.4.4	Brittle faulting	38
	7.5	MINERALIZATION AND ALTERATION		38
		7.5.1	General Introduction	38
		7.5.2	Alteration Overview	39
		7.5.3	General Mineralization Overview	40
	7.6	DETAILED PROPERTY MINERALIZATION		41

		7.6.1	Brucejack Property Mineralization Overview	41
		7.6.1.1	Vein Mineralization	45
		7.6.1.2	Detailed Description of Mineralized Zones	45
8.0	DEPOSIT TYPES			58
9.0	EXPLORATION			59
10.0	DRILLING			62
11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			73
12.0	DATA VERIFICATION			74
	12.1	SITE VISIT AND INDEPENDENT SAMPLING 2011		74
	12.1.1	Pretivm Quality Control		75
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			77
14.0	MINERAL RESOURCE ESTIMATES			78
	14.1	INTRODUCTION		78
	14.2	PREVIOUS RESOURCE ESTIMATES		80
	14.3	SAMPLE DATABASE		81
	14.4	DATABASE VALIDATION		82
		14.4.1	Topographic Control	82
		14.4.2	Bulk Density	82
	14.5	BRUCEJACK DOMAIN MODELING		83
		14.5.1	Compositing	84
		14.5.2	Summary Statistics	84
		14.5.3	Treatment of Extreme Values	87
		14.5.4	Continuity Analysis	88
		14.5.5	Block Models	90
		14.5.6	Estimation & Classification	91
	14.6	BRUCEJACK MINERAL RESOURCE ESTIMATE		92
	14.7	BRUCEJACK MINERAL RESOURCE SENSITIVITY		93
	14.8	VALIDATION		96
15.0	MINERAL RESERVE ESTIMATES			98
16.0	MINING METHODS			99
17.0	RECOVERY METHODS			100
18.0	PROJECT INFRASTRUCTURE			101
19.0	MARKET STUDIES AND CONTRACTS			102
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			103
21.0	CAPITAL AND OPERATING COSTS			104
22.0	ECONOMIC ANALYSIS			105
23.0	ADJACENT PROPERTIES			106
24.0	OTHER RELEVANT DATA AND INFORMATION			107
25.0	INTERPRETATION AND CONCLUSIONS			108
26.0	RECOMMENDATIONS			109
27.0	REFERENCES			110
28.0	CERTIFICATES			126
APPENDIX I.	BLOCK MODELS			130
APPENDIX II.	COMPLETE LIST OF DRILL HOLE INTERSECTIONS CUT AND UNCUT			135
APPENDIX III.	LONGITUDINAL SECTIONS VOK ZONE			147
APPENDIX IV.	DRILL PLANS			149

LIST OF TABLES

Table 1.1	Brucejack Estimated Mineral Resources Based on a Cut-Off Grade of 0.30 g/t AuEq	ix
Table 1.2	Brucejack 5.00 G/T Aueq Mineral Resource Grade & Tonnage Estimate	x
Table 1.3	Brucejack 1.25 G/T Aueq Mineral Resource Grade & Tonnage Estimate	x
Table 1.4	Combined West Zone And Vok Underground Sensitivity to the Resource Estimate Based on a 5.00 G/T Aueq Mineral Resource Grade & Tonnage Estimate	x
Table 4.1	Claims List for Brucejack Property	5
Table 10.1	Drill Collar Coordinates 2011 Drilling	64
Table 10.2	SG/Bonanza Zone-Drill Hole Intersection 2011	68
Table 10.3	Bridge Zone-Drill Hole Intersection 2011	68
Table 10.4	Galena Hill Zone Drill Hole Intersection 2011	68
Table 10.5	Golden Marmot Zone Drill Hole Intersection 2011	68
Table 10.6	Gossan Hill/Shore Zone Drill Hole Intersection 2011	69
Table 10.7	VOK Zone Drill Hole Intersection 2011	70
Table 10.8	West Zone Drill Hole Intersection 2011	72
Table 14.1	Pincock Allen & Holt Ltd. April 16, 2001 Mineral Resource Estimate	80
Table 14.2	Combined Mineral Resource Estimate at a 0.35g/t AuEq Cut-Off	80
Table 14.3	Combined Mineral Resource Estimate at a 0.30 g/t AuEq Cut-Off	81
Table 14.4	Brucejack Drilling Database Records	81
Table 14.5	Brucejack Bulk Density Statistics	83
Table 14.6	Brucejack Summary Assay Statistics	85
Table 14.7	Brucejack Summary Composite Statistics by Domain	86
Table 14.8	Correlation Coefficients by Domain	87
Table 14.9	Brucejack Composite Capping Levels	88
Table 14.10	Brucejack Experimental Semi-Variograms	89
Table 14.11	Brucejack Median Indicator Semi-Variograms	89
Table 14.12	Estimation Search Ranges	90
Table 14.13	Brucejack Block Model Setup	90
Table 14.14	Indicator Kriging Threshold Values	92
Table 14.15	Economic Parameters	93
Table 14.16	Brucejack Estimated In-Pit Mineral Resources Based on a Cut-Off Grade of 0.30 g/t AuEq	93
Table 14.17	Brucejack 5.00 g/t AuEq In-Pit Mineral Resource Grade & Tonnage Sensitivity	94
Table 14.18	Brucejack 1.25 g/t AuEq In-Pit Mineral Resource Grade & Tonnage Sensitivity	94
Table 14.19	Combined West Zone and VOK 5.00 g/t AuEq underground mineral resource grade & tonnage sensitivity	94
Table 14.20	West Zone 5.00 g/t AuEq Underground Mineral Resource Grade & Tonnage Sensitivity	95
Table 14.21	VOK-211 5.00 g/t AuEq Underground Mineral Resource Grade & Tonnage Sensitivity	95
Table 14.22	VOK-212 5.00 g/t AuEq Underground Mineral Resource Grade & Tonnage Sensitivity	95
Table 14.23	VOK-220 5.00 g/t AuEq Underground Mineral Resource Grade & Tonnage Sensitivity	96
Table 14.24	Validation Statistics for Block Estimates	96
Table 14.25	High Grade Au Block Estimates	97
Table 14.26	Volume Comparison	97
Table 23.1	KSM Reserves as of May 2011	106

LIST OF FIGURES

Figure 4.1	Mineral Claim Map of the Property	6
Figure 5.1	New Access to Project (In Progress)	9
Figure 5.2	Proposed High Voltage Northwest Transmission Line	10
Figure 6.1	West Zone Underground Vein Location Plan	13
Figure 6.2	West Zone Section 5080 S	14
Figure 7.1	Tectonic setting of Brucejack and Snowfield Properties in the north-west Cordillera	21
Figure 7.2	Regional structural and stratigraphic setting of the Brucejack Property and Sulphurets Mining Camp in northwest British Columbia	22
Figure 7.3	Detail of regional structural and stratigraphic setting of the Brucejack Property and Sulphurets Mining Camp within western Skeena fold belt	23
Figure 7.4	Northern McTagg anticlinorium	24
Figure 7.5	Sulphurets Mining Camp Geology and Mineralization	29
Figure 7.6	Brucejack Property Geology	30
Figure 7.7	Brucejack VOK Area Geology	36
Figure 7.8	Historical Map with Mineral Deposits and Occurrences	43
Figure 7.9	Outline of Ten Zones Identified on the Property	45
Figure 7.10	West Zone Assay Cross Section	48
Figure 7.11	West Zone Geological Cross Section	49
Figure 7.12	VOK General Geology Map	51
Figure 7.13	VOK Cross Section 6500E	51
Figure 7.14	VOK Geology Cross Section 6650E	52
Figure 7.15	Gossan Hill Assay Cross Section 426600E	53
Figure 7.16	Galena Hill Assay Cross Section 426875E	54
Figure 7.17	Bridge Zone Assay Cross Section	55
Figure 7.18	Shore Zone Assay Cross Section	56
Figure 7.19	SG Zone Assay Cross Section	57
Figure 9.1	3-D Geophysical Model according to Quantec MT Survey	60
Figure 9.2	3-D Geophysical Model According to Quantec MT Survey	61
Figure 10.1	2011 Brucejack Property Diamond Drill Plan	63
Figure 12.1	P&E Independent Site Visit Sample Results for Gold	74
Figure 12.2	P&E Independent Site Visit Sample Results for Silver	75
Figure 14.1	Isometric Projection of the Brucejack Mineralization Zones	79
Figure 14.2	Log-Probability Graph of Au Composite Data	91

1.0       SUMMARY

The following report was prepared to provide a NI 43-101 compliant Technical Report and Resource Estimate update of the gold and silver mineralization at the Brucejack Property, Skeena Mining Division, British Columbia (the “Brucejack Project” or “the Property”).

In 2010, pursuant to a purchase and sale agreement between Silver Standard Resources Inc. (“Silver Standard”) and Pretium Resources Inc. (“Pretivm”), Pretivm became the owner of the Snowfield and Brucejack Projects, and currently retains a 100% outright interest in the two Projects. The Brucejack and Snowfield Projects have previously been treated together as one by Silver Standard for the purposes of a Preliminary Economic Assessment, (“PEA”), however this report treats Brucejack as a separate and distinct Project. In June 2011, Pretivm announced the results of a PEA of the high-grade gold and silver resources at the Brucejack Project. An update to the PEA using the updated Brucejack high-grade gold and silver resource is now underway and is planned to be completed in the first quarter of 2012. A Feasibility Study for the Brucejack high-grade development opportunity is underway, and additionally, a PEA on an integrated high- grade underground and bulk tonnage opportunity for the Brucejack Project will follow the update of the high-grade gold and silver PEA.

The Property consists of six mineral claims totalling 3,199.28 ha in area and all claims are in good standing until January 31, 2022. The Property is part of a larger claim group covering over 90,000 hectares.

The  Property  basically  falls  within  the  boundaries  of  the  Cassiar-Iskut-Stikine  Land  and Resource Management Plan (LRMP) area with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction however, none of the claims falls inside any Protected or Special Management Area. At present the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of British Columbia.

The Property is approximately centred at Latitude 56°28′20″N by Longitude 130°11′31″W, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine.

The Property area is located in the Boundary Range of the Coast Mountain physiographic belt along the western margin of the Intermontane Tectonic Belt. The terrain is generally steep with local reliefs of 1000 m from valleys occupied by receding glaciers, to ridges at elevations of 1200 m asl. Elevations within the Project area range from 1366 m along Brucejack Lake to 1650 m at the Bridge Zone. However, within several areas of the Project, the relief is relatively low to moderate.

The area is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell  II.  The  flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has the advantage of having an established year-round helicopter base. Pretivm has started construction on reopening the Newhawk Gold Mines Ltd. (“Newhawk”) access road. Originally the Newhawk access was by barge over Bowser Lake, then by truck to camp. Pretivm is rehabilitating the old road along the Bowser River and up the Knipple Glacier, and is in the process of building a new stretch of road, working up Scott Creek from the Bowser River and up Wildfire Creek from Highway 37. The road is expected to be completed by late 2012. As at the end of 2011 there were 12 km of new road completed.

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i

There are no local resources other than abundant water for any drilling work. The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Project. Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway (CNR) Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of BC. The bulk handling port at Stewart is the most northerly ice-free shipping port in North America, and is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A high voltage power line running parallel with Highway 37 is planned for construction (www.highway37.com).

The plan calls for the new 287-kV line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the project to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to projected demand.

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered Cu-Mo mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six km northwest of Brucejack Lake; however, these claims were not staked until 1960.

From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small Cu and Au-Ag occurrences were discovered in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known Cu and Au-Ag occurrences, which collectively became known as the Sulphurets Property, starting the era of modern exploration. Various operators explored the Sulphurets Property, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture (“JV”).

Between 1986 and 1999 various operators explored the Sulphurets Property, and an underground program was completed on the West Zone (part of the Brucejack Property) between 1986 and 1991 by the Newcana JV.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project Joint Venture.

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Work on the Property by Silver Standard began in 2009 with a large diamond drilling campaign and resampling program of historical core, followed by a NI 43-101 compliant Technical Report and Resource Estimate completed by P&E Mining Consultants Inc.

The Brucejack Property is largely underlain by Lower Jurassic rocks of western Stikine terrane, or Stikinia, an oceanic island arc terrane consisting of mid-Paleozoic to Middle Jurassic rocks which underlies much of western British Columbia. Stikinia may have been accreted to the western margin of North America as early as in the late Middle Jurassic, and it was likely consolidated with rocks of the North American margin, as well as with rocks of the outboard Insular terrane (Wrangellia and Alexander terranes) in latest Jurassic to mid-Cretaceous time.

The Sulphurets mining camp and the Property lie astride the eastern margin of the core of the McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western Skeena Fold Belt. Coincident with the core of the anticlinorium is a prominent and very well mineralized trend which runs for at least 25 km, from at least as far south as the Brucejack Property to Treaty glacier on the north. On the Property itself, there is a spatial association of alteration and  contained mineralized zones  with  the  north-trending Brucejack fault,  a  late- tectonic brittle structure which probably follows an older structure whose history dates back at least to the Early Jurassic. A number of lines of evidence, including facies changes within the local succession and variations in regional distribution and thickness of the host Hazelton Group rocks, support a long history for the Brucejack lineament and its precursor structure(s). It may, at least in part, have marked the boundary of a volcanic sub-basin, and judging by its general coincidence with mineralized and altered zones across the length of the Property, it may have helped control emplacement of the mineralization and alteration at Brucejack.

There are more than seventy documented mineral occurrences and showings in the Sulphurets area. Copper, molybdenum, gold, and silver mineralization found within gossans have affinities to both porphyry and mesothermal to epithermal types of vein deposits. Most mineral deposits occur in the upper members of the Unuk River Formation or the lower members of the Betty Creek Formation.

A positive PEA for the high-grade gold and silver resources at the Project with an effective date of June 3, 2011 was delivered by Wardrop Engineering, and was based on information up to the end of 2010. Subsequent drilling completed in 2011 has allowed Pretivm to redefine resources (P&E November 2011) for both high-grade and bulk tonnage components.

1.1       BRUCEJACK PROPERTY DEPOSITS

Mineralization on the Brucejack Property has previously been classified as an epithermal Au-Ag- Cu, low-sulphidation deposit (UBC deposit model No. H04). While there are certainly many features of the mineralized zones at Brucejack with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining. Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge Zone, and the fact that bulk tonnage style gold in some zones may be more closely correlated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems. Such a suggestion has some credence, particularly when one considers the common association of mineralization at Brucejack with hornblende feldspar phyric flows and fragmental rocks which are rich in groundmass potassium feldspar. Previously, these rocks have been interpreted as intrusive and therefore the mineralized zones were considered by, for example, McPherson et al. (1994), to be broadly “intrusive-related.”

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Until the property-scale geologic framework is better established, and until Pretivm has a better understanding of the controls on the formation of the mineralized zones, the Company is refraining from rigid adherence to, and acceptance of, a single deposit model. In the meantime, Pretivm is taking steps to provide tighter constraints on the possibilities of deposit formation in the form of ongoing geochronological, petrographic, and whole rock geochemical studies, and is planning further similar studies, as well as stable isotopic and fluid inclusion work. One of the goals of such work will be to better understand what the components of the hydrothermal system were, and where the metals, water, and sulphur in the system, or systems, were derived from. The hope is that with this new information, Pretivm will be better able to define a deposit model for the Brucejack mineralized zones, and will be better able to place it in a camp-scale geologic framework which will help guide future exploration at both the Brucejack and Snowfield Properties.   The   currently-held  interpretation  is   that   the   higher-grade  mineralization  is structurally-controlled and was remobilized from pre-existing disseminated-style mineralization during later-stage deformation, perhaps related to development of the Skeena fold belt in mid- Cretaceous time.

The current resources as presented in this Technical Report are comprised of eight different zones on the Property; the West, Bridge, Low Grade Halo, Shore, Galena Hill, Gossan Hill, SG and Valley of Kings (“VOK”) Zones.

1.1.1          West Zone

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 m to 500 m thick, which passes between two more competent bodies o hornblende plagioclase hornblende phyric flows. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The  West  Zone  deposit  itself  comprises  at  least  10  quartz  veins  and  mineralized  quartz stockwork ore shoots, the longest of which has a strike length of ~250 m and a maximum thickness of about ~6 m. Most mineralized shoots have vertical extents that are greater than their strike lengths. Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain and what Roach and Macdonald (1991) interpreted as sinistral, mainly ductile deformation. Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals. Thus, at the West Zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate. The combined thickness of the alteration zones across the central part of the deposit is 100 to 150 m.

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Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite. Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

1.1.2          Bridge Zone

The Bridge Zone is located about 1,500 m south of the West Zone and is centred on a three hectare nunatak surrounded by ice of the eastern arm of the Sulphurets glacier. Geologists working  for  Newhawk  and  the  Geological  Survey  of  Canada  had  previously mapped  and sampled this outcrop, recognizing that it displayed strong sericite-pyrite alteration and that it was transected by a number of discontinuous mineralized quartz veins. The first drill hole to test the zone (SU-10) was drilled in 2009, and was extended in 2010. It intersected 601 m which averaged 0.76 g/t Au and 7.9 g/t Ag, including 118 m which averaged 0.99 g/t Au and 7.6 g/t Ag.

Further and much more extensive drilling in 2010 showed that the gold mineralization at the Bridge Zone is hosted by plagioclase-hornblende phyric volcanic rocks that in general are moderately to strongly sericite-chlorite altered, with disseminated and stringer pyrite making up a  few percent of the rock by volume. Quartz ± chlorite ± sericite veins, 20 cm to 200 cm in thickness, were intermittently intersected by the drill holes, and these commonly contain minor to trace amounts of pyrite, sphalerite, galena, molybdenite, and an unknown dark grey, silver- bearing sulfosalt(s). In 2010 it was observed that a number of holes in the Bridge Zone contained appreciable molybdenum. These were then analyzed for the strategic metal rhenium, with the further observation that the Mo/Re ratio was similar to that in mineralization to the north at Pretivm’s Snowfield Zone.

A total of 47 drill holes now define the Bridge Zone, which not only includes broad intervals of bulk-tonnage style mineralization, but also numerous high-grade intersections. Drilling in 2011 targeted a few of the high-grade intersections and the suggestion is that they are structurally controlled. Intersections from this year’s drilling include 458 g/t Au in a one meter intersection in hole SU-125, and a 19.0 g/t Au intersection across 5.85 m in hole SU-166.

1.1.3          Galena Hill Zone

The prospect known as Galena Hill is situated on a prominent hill southeast of the southern end of the West Zone and east of the VOK north zone. The hill is marked by widespread iron oxide staining of altered volcanic fragmental and reworked volcanic fragmental rocks and the slopes are commonly faced by quartz stockwork. The Galena Hill Zone was tested by Newhawk with 27 bore holes, with half of the holes being less than 100 m in length. The historical work suggested that the Galena Hill system was an underlain by east-west and northeast-southwest - trending sets of quartz veins and quartz stockworks within a zone of hydrothermal alteration and mineralization that was at least 460 m long and 300 m wide.

The host volcanic and volcaniclastic rocks are rich in lapilli-sized fragments and host local thin units of carbonaceous and cherty mudstone. A few holes intersected rhyolitic volcanic rocks and one hole (SU-05) yielded a 50 m long intercept of quartz which was enriched in gold and silver along its margins; unfortunately it is likely that the vein was intercepted at a low angle to the core axis and that the hole drilled down the dip of the vein.

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As in the West Zone, gold mineralization at the Galena Hill Zone is preferentially associated with quartz veins, although the sericite-altered, intermediate composition host rocks are typically mineralized with disseminated pyrite and do host low- to medium-grade bulk tonnage style mineralization. In some veins, trace amounts of native gold and electrum are accompanied by veins which contain common trace  to  locally massive  sphalerite, chalcopyrite, and  galena. Galena Hill has produced a number of bonanza grade intersections, including intersections such as 1,025 g/t Au across 1.5 m (hole SU-53), 2,490 g/t Au across 1.59 m (hole SU-54), 5,480 g/t Au across 0.5 m (hole SU-84) and 1,710 g/t Au across 0.69m (hole SU-106). These intersections may be structurally controlled and represent a significant high grade exploration target.

1.1.4          Low Grade Halo Zone

Drilling in 2011 filled the gap in drill data which existed between the Bridge Zone and the VOK. This area was shown to host bulk tonnage mineralization, and as a result, the low-grade halos for Bridge Zone, VOK and Galena Hill have been combined into a single zone which encompasses all the peripheral mineralization.

1.1.5          Shore Zone

A small gold-silver resource was identified by Newhawk along the north-eastern shore of the peninsula that extends into the west end of Brucejack Lake. Referred to as the Shore Zone, it is a zone of quartz veining hosted by foliated, sericite-altered trachyandesite that has a strike length of roughly 530 m and a maximum width of 50 m. The northwest-southeast trend of the zone is coincident with a pronounced lineament (likely a fault) which extends south-eastward from the Brucejack fault beneath Brucejack Lake.

Several discrete quartz veins and quartz stockworks were traced along the zone, with historical drilling being concentrated on the southern end of the zone. The veins occur as ‘stacked’, en echelon, sigmoidal lenses of up to 100 m in length. The veins and vein stockworks consist predominantly of quartz with minor carbonate and barite, and they contain patchy sulphide mineralization consisting of variable quantities of pyrite, tetrahedrite, sphalerite, galena, and arsenopyrite. Electrum has been observed in trace amounts. Silver is present in some of the highest concentrations observed in the Brucejack area. Drilling in 2011 tested the northwest extension of the zone and returned modest results.

1.1.6          SG/Bonanza Zone

The SG/Bonanza Zone is located in the north-central part of the Property. It is underlain by an area of a gossanous sericite-altered rock on the western side of the Brucejack fault. The zone is hosted in a series of quartz stockwork vein systems close to the fault as well as in an east- striking, 150 m-long quartz stockwork. Host rocks appear mainly to be fragmental latitic to trachyandesitic rocks,–likely somewhat re-worked tuff and lapilli tuff – that are intercalated with quartzo-feldspathic sandstone and minor siltstone.

The best intercept at the SG/Bonanza Zone was in hole SU-004, which returned 1.62 g/t Au across 75 m, including 2.57 g/t Au across 27 m. This intersection contained surprisingly little quartz veining; instead, the mineralized lapilli tuff hosts only local quartz-carbonate stockwork veinlets and trace amounts of fine, acicular arsenopyrite, in addition to 1-3% disseminated pyrite. Pretivm believes that the gold mineralization may be associated with anhedral pyrite, as is the case at the Snowfield deposit, approximately 3-4 kms to the north. Drilling in 2011 extended the zone 50 m to the west, with hole SU-203 intersecting 24.5 m grading 1.14 g/t Au.

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1.1.7          Valley of Kings Zone (“VOK”)

The Valley of the Kings Zone (“VOK”) is approximately 500 m south of the West Zone, and was initially explored by Esso Minerals in 1981. It was later explored by Newhawk Gold Mines (NGM) and named the Spine Zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend. This particular stockwork is topographically prominent but generally quite barren. The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 ppm gold.

The first diamond drill program at VOK was conducted by Silver Standard Resources (SSR) in 2009, which intersected a number of intervals of high-grade gold mineralization, including one of 16,948 g/t gold and 8,695 g/t silver over 1.5 m in hole SU-012 and two additional 1.5 m intersections between 40 and 80 g/t gold in that hole and four more spread between holes SU-034 and 035. Additional diamond drilling in 2010 included 12 drill holes totalling 4,871 meters. The results of this program were very encouraging, with five of the holes intersecting high-grade gold mineralization, including intersections in holes SU-040 and SU-084 which returned 5,850 g/t Au and 5,480 g/t Au, respectively. Pretivm’s drilling at the VOK in 2011 totalled 101 holes and more than 43,100 meters.

The  VOK  mineralized  zone  trends  approximately  west-northwest  to  east-southeast.  Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 meters. The zone is up to 150 meters wide and is bound to the west by the Brucejack fault but remains open at depth and to the east. Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately  to  the east. Variably altered hornblende feldspar phyric volcanic rocks of intermediate composition (most probably latite) are interpreted as forming the youngest rocks of the sequence at the VOK, and are seen outcropping to the south, west and to the north-west, and broadly correlative coarse pyroclastic rocks, including common lapilli tuff and tuff breccia may occupy the core of the VOK syncline. Underlying these are interbedded volcanic-derived immature sedimentary rocks, including common pebble and cobble conglomerate and pebbly sandstone. The sedimentary sequence is considered correlative with the basal Jack Formation of the Hazelton Group. Generally thin and likely discontinuous rhyolite flows, as well as local siliceous exhalites have been mapped on surface and logged in drill core in the vicinity of this contact. A preliminary Upper Triassic U-Pb date from the rhyolite suggests that it is derived from beneath the unconformable contact, and Pretivm’s tentative view is that the rhyolites may, in part, be large blocks resting on the unconformity surface. Beneath the rhyolite is a relatively thick and generally poorly stratified sequence of fine-grained concretion-bearing mudstone and siltstone with locally interbedded immature but locally-derived sandstone and pebble conglomerate. In the vicinity of VOK, contacts and even the unconformity appear to have been folded, commonly tightly. The contacts outline a complex east-plunging syncline with a flanking east-plunging cuspate anticline to the south and what appears to be an even more complex antiformal structure to the north. The northern limb of the fold opens to the northeast, where it may eventually reverse trend and continue to the northwest into the area between the West Zone and Gossan Hill. Much of the complexity may reflect the fact that the east-west trending folds are refolding an earlier northeast-trending set of folds, but some of the complexity may also reflect the fact that there may have been relief on the unconformity surface.

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High-grade gold and silver mineralization within the VOK Zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 to 100 m wide zone which closely parallels the axis of the syncline. Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow- banded rhyolite. Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK, at the Waterloo Zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack fault.

Gold:silver ratios within the VOK Zone are typically 2:1 or higher, but may vary greatly. This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals. Additional precious metal-bearing minerals found in the VOK, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

As it is elsewhere on the Property, alteration at the Valley of the Kings zone is believed to be Early Jurassic in age. It consists dominantly of quartz-sericite-pyrite, with lesser sericite-chlorite. The most pervasive of the intense alteration is observed within the sedimentary and fragmental volcanic rocks. Within them, the abundance of phyllosilicate minerals, and the subsequent deformational overprint, has resulted in the development of a pervasive east-west trending and steeply dipping foliation. In the VOK, the foliation appears to be axial planar to the main fold trend.

1.1.8          Gossan Hill Zone

The mineralized zone known as Gossan Hill is a circular area, about 400 m in diameter, of intense quartz-sericite-pyrite alteration developed in Lower Jurassic volcanic rocks. The visually impressive alteration zone at Gossan Hill is host to at least eleven quartz vein and quartz vein stockwork structures, most of which trend east-west and dip steeply to the north. Individual structures are up to 250 m long and 20 m thick.

Historical work undertaken at Gossan Hill has included rock-chip sampling, hand trenching and limited diamond drilling, with a few +400 m deep drillholes concentrated in the central part of the mineralized area. Precious metal mineralization at the Gossan Hill Zone occurs in two styles. As is the case elsewhere on the Property, a bulk tonnage style of mineralization is associated with anhedral pyrite and a fine quartz stockwork. Higher-grade gold mineralization at Gossan Hill differs somewhat from other zones on the Property in that it is associated with the larger quartz lenses, particularly where they contain local aggregates of pyrite, tetrahedrite, sphalerite, and galena. Electrum is observed in the bonanza grade intersections, while silver also occurs in tetrahedrite, pyragyrite, and polybasite.

Drilling in 2011 was focused on defining structural controls to mineralization within the larger lower grade halo. The program was very successful, with numerous holes intersecting very high grade gold mineralization; including 372.3 g/t Au across 7.1 m in hole SU-136, 16.4 g/t Au across 7.9 m in hole SU-147, 168.4 g/t Au over 1.5 m in hole SU-201, and 44.2 g/t Au over 14.0m in hole SU-207.

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1.1.9          Resource Estimate

Eleven hundred and ninety holes (1,190) were used to estimate the current resources, including 452 historical surface drill holes, 442 historical underground drill holes exclusively in the West Zone and 296 surface drill holes completed since 2009.

Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). The results from the optimized pit-shells are used solely  for  the  purpose  of  reporting  mineral  resources  that  have  reasonable  prospects  for economic extraction.

At  the Property, drilling coverage increased from the 908 diamond drill holes used in the previous mineral resource estimate to the 1,190 drill holes used in the current mineral resource estimate.

All mineral resources were reported against a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell. Resources for three different pit shells were defined as shown below in Table 1.1, through Table 1.3. In addition, an underground sensitivity to the resource estimate is presented in Table 1.4.

TABLE 1.1 BRUCEJACK ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AuEq(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
Meas +Ind	305.3	1.31	13.4	12.89	131.5
Inferred	813.7	0.70	7.7	18.2	201.2
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. Theestimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource  and  it  is  uncertain  if  further  exploration  will  result  in  upgrading  them  to  an  Indicated  or Measured mineral resource. category

(3)
Mineral resources for the November 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parametersused in the estimate include metals prices (and respective recoveries) of US$1,200/oz. gold (71%) and  S$22.00/oz. silver (70%). The  pit optimization utilized the following cost parameters: Mining US$2.00/tonne, Processing US$7.00/tonne and G&A US$1.25/tonne along with pit slopes of 45 degrees.

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TABLE 1.2 BRUCEJACK 5.00 G/T AuEq MINERAL RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
Meas +Ind	9.3	16.92	105.6	5.06	31.6
Inferred	4.0	25.67	20.6	3.33	2.7
(1), (2) and (3), See footnotes in previous table.

TABLE 1.3 BRUCEJACK 1.25 G/T AuEq MINERAL RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold(million oz)	Silver(million oz)
Measured	9.3	3.08	102.2	0.92	30.6
Indicated	64.8	3.62	23.7	7.53	49.4
Meas +Ind	74.1	3.55	33.6	8.46	80.0
Inferred	78.5	2.68	16.3	6.76	41.2
(1), (2) and (3), See footnotes in Table 1.1.

TABLE 1.4 COMBINED WEST ZONE AND VOK UNDERGROUND SENSITIVITY TO THE RESOURCE ESTIMATE BASED ON A 5.00 G/T AuEqMINERAL RESOURCE GRADE & TONNAGE ESTIMATE (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
Meas +Ind	8.6	19.35	106.7	5.33	29.4
Inferred	4.0	25.73	22.0	3.29	2.8
(1), (2) and (3), See footnotes in Table 1.1.

1.2    CONCLUSIONS AND RECOMMENDATIONS

The current, updated resources on the Project were derived from modeling eight zones and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 1.25 g/t AuEq cut-off and 5.0 g/t AuEq cut-off. In order to ensure that the reported mineral resources met “reasonable prospects for economic extraction”, conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred).

Commodity prices were based on the three-year trailing average as of November 2011. The results from the optimized pit-shells were used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

In addition, an underground sensitivity analysis was done simultaneously for the high-grade VOK and West Zone domains, based on a 5 m x 5 m x 5 m block size. For this analysis the reduced block size model was estimated using the identical parameters and criteria as defined for the parent 25 m x 25 m x 10 m mineral resource estimate, except that the results of the underground analysis were not restricted to a conceptual pit shell. The inclusion of the underground sensitivity analysis is not meant to supersede or replace the bulk-tonnage mineral resource estimate.

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x

This  Project  is  clearly  a  superior  project  with  good  high  grade  resources  and  excellent exploration potential to expand the VOK Zone and develop higher grade resources on numerous targets in other zones, particularly the Galena Hill, Gossan Hill, and Bridge Zones.

It is recommended, based on the current updated resource estimate, to undertake the following at Brucejack:

•	Proceed to a full feasibility study, and all accompanying metallurgical, engineering, and environmental studies, on the high grade underground resources for the VOK and West Zones;
•	Develop a ramp to the VOK from the 1330 level drift off the West Zone Ramp;
•	Complete 24,000 m of infill drilling to expand zones currently left open and to upgrade Inferred resources to Indicated;
•	Complete non-linear estimation on the high grade mineralization at the Gossan Hill, Galena Hill, and Bridge Zones;
•	Complete update of May 2011 PEA.

The estimated cost for the recommended work and studies is $20 million.

P&E Mining Consultants Inc.
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2.0       INTRODUCTION AND TERMS OF REFERENCE

2.1       TERMS OF REFERENCE

The following report was prepared to provide a NI 43-101 compliant Technical Report and Resource Estimate update of the gold and silver mineralization at the Brucejack Property, Skeena Mining Division, British Columbia (the “Brucejack Project” or “the Property”). Pretium Resources Inc., (“Pretivm”) has a 100% outright interest in the Property.

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Kenneth McNaughton, Chief Exploration Officer, Pretivm.

Pretivm  is  a  Vancouver,  British  Columbia  based  company  trading  on  the  Toronto  Stock Exchange (TSX) under the symbol of “PVG”, with its corporate office at:

1600- 570 Granville Street,
Vancouver, British Columbia V6C 3P1
Tel: 604-558-1784

This report is considered current as of November 28, 2011.

Mr. Fred Brown, CPG, Pr.Sc.Nat., a qualified person under the terms of NI 43-101, conducted a site visit to the Property from September 13 to 15, 2011. An independent verification sampling program was conducted by Mr. Brown at that time.

In addition to the site visit, P&E carried out a study of all relevant parts of the available literature and documented results concerning the project, and held discussions with technical personnel from the company regarding all pertinent aspects of the Property. The reader is referred to these data sources, which are outlined in the “Sources of Information” section of this report, for further details on the Property.

The purpose of the current report is to provide an independent Technical Report and Resource Estimate update of the gold and silver mineralization on the Brucejack Property, in conformance with the standards required by NI 43-101 and Form 43-101F. The estimate of mineral resources contained in this report conforms to the CIM Mineral Resource and Mineral Reserve definitions (November 2010) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

2.2       SOURCES OF INFORMATION

This report is based, in part, on internal company technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the “References” Section 27.0 at the conclusion of this report. Several sections from reports authored by other consultants have been directly quoted in this report, and are so indicated in the appropriate sections. P&E has not conducted detailed land status evaluations, and has relied upon previous qualified reports, public documents and statements by Pretivm regarding property status and legal title to the Property.

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2.3           UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold and silver assay values are reported in grams per metric tonne (g/t), unless some other unit is specifically stated. The CAD$ is used throughout this report.

2.4           GLOSSARY AND ABBREVIATION OF TERMS

In this document, in addition to the definitions contained heretofore and hereinafter, unless the context otherwise requires, the following terms have the meanings set forth below.

“$” and “C$”	means the currency of Canada.
“AA”	is an acronym for Atomic Absorption, a technique used to measure metal content subsequent to fire assay.
“asl”	means above sea level.
“Au”	means gold.
“AusIMM”	mean Australian Institute of Mining and Metallurgy.
“Azi”	means azimuth.
“BJL”	means Brucejack Lake Property, or Brucejack Property
“BLEG”	means Bulk Leach Extractable Gold.
“CIM”	means the “Canadian Institute of Mining, Metallurgy and Petroleum.”
“CSA”	means the Canadian Securities Administrators.
“DDH”	means diamond drillhole.
“DFS”	means Definitive Feasibility Study (previously termed Bankable Feasibility Study).
“E”	means east.
“el”	means elevation level.
“g/t”	means grams per tonne.
“g/t Au”	means grams of gold per tonne of rock
“ha”	means Hectare.
“IP”	means Induced Polarization.
“IRR”	means Internal Rate of Return.
“kg”	means kilogram.
“km”	means kilometre equal to 1,000 metres or approx. 0.62 statute miles.
“m”	means metric distance measurement equivalent to approximately 3.27 feet
“M”	means million.
“Ma”	means millions of years.
“mm/an”	means millimetres per annum.
“Mt”	means millions of tonnes.
“N”	means north.
“NE”	means northeast.
“NI 43-101”	means Canadian Securities Administrators National Instrument 43-101.
“NN”	means Nearest Neighbour.
“NTS”	means National Topographic System.
“NW”	means northwest.
“NSR”
is an acronym for “Net Smelter Return”, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties, after deducting certain expenditures as defined in the underlying smelting

“oz/T”	means ounces per ton.
“P&E”	means P&E Mining Consultants Inc.
“PEA”	means a Preliminary Economic Assessment study.

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“ppm”	means parts per million.
“Property”	means Snowfield Property or Project.
“S”	means south.
“SE”	means southeast.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval.
“Snowfield”	means the Snowfield Property or Project.
“SW”	means southwest.
“t”	means metric tonne equivalent to 1,000 kilograms or approximately 2,204.62 pounds.
“T”	means Short Ton (standard measurement), equivalent to 2,000 pounds.
“t/a”	means tonnes per year.
“tpd”	means tonnes per day.
“US$”	means the currency of the United States.
“UTM”	means Universal Transverse Mercator.
“W”	means west.

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3.0       RELIANCE ON OTHER EXPERTS

The authors wish to make clear that they are QPs only in respect of the areas in this report identified in their “Certificates of Qualified Persons” submitted with this report to the Canadian Securities Administrators.

The report has been reviewed for factual errors by Pretivm. Hence, the statement and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are neither false nor misleading at the date of this report.

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4.0       PROPERTY DESCRIPTION AND LOCATION

4.1       TENURE

In 2010, pursuant to a purchase and sale agreement between Silver Standard (as the seller) and Pretivm (as the buyer), Silver Standard sold to Pretivm all of the issued shares of 0890693 BC Ltd., the owner of the Brucejack Project and Snowfield Project.

4.2       DESCRIPTION AND LOCATION

The Brucejack Property consists of six mineral claims totalling 3,199.28 ha in area (Table 4.1 and Figure 4.1) and all claims are in good standing until January 31, 2022.

Information relating to tenure was verified by means of the public information available through the Mineral Titles Branch of the BC Ministry of Energy, Mines, and Petroleum Resources MTO land tenure database. The six above-mentioned mineral claims were converted from 28 older legacy claims to BC’s new MTO system in 2005. P&E has relied upon this public information, as well as information from Pretivm, and has not undertaken an independent verification of title and ownership of the Property claims.

A legal land survey of the claims has not been undertaken.

TABLE 4.1 CLAIMS LIST FOR BRUCEJACK PROPERTY
Tenure No.	Tenure Type	Map No.	Owner	Pretivm Interest	Status	In Good Standing To	Area (ha)
509223	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	428.62
509397	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	375.15
509400	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	178.63
509463	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	482.57
509464	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	1,144.53
509506	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	589.78

Total							3,199.28

There are no annual holding costs for any of the six mineral claims at this time, as the claims are paid up until January 31, 2022.

The royalties applicable to the Brucejack Project are as follows:

•	“Royalty” means the amount payable by the Owner, calculated as 1.2% of the NSR, with the following exemptions:
•	Gold: the first 503,386 oz produced from the Brucejack Project;
•	Silver: the first 17,907,080 oz produced from the Brucejack Project.

Figure 4.1 illustrates the six Brucejack Property claims.

The majority of the Property falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (LRMP) area, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

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At present the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of British Columbia.

Figure 4.1      Mineral Claim Map of the Property

422000E
427000E
432000E
N
6266000N
6266000N
6261000N
6261000N
6256000N
6256000N
6251000N
6251000N
Ice
Mitchell Creek
Sulphurets Creek
SEABRIDGE GOLD INC.
509223
509397
509400
509506
509463
Brucejack Lake
509464
Pretivm
Ice
Ice
Ice
Ice
0 1 2 3 4 5
Kilometres
Brucejack Property Boundary
Pretium Resources Inc.
Mineral Claim Map
Brucejack Property

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5.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1       ACCESSIBILITY

The Property is situated approximately at 56°28′20″N Latitude by 130°11′31″W Longitude, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine. The Property coordinates used in this report are located relative to the NAD83 UTM coordinate system.

The Property is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt. The terrain is generally steep with local reliefs of 1,000 m from valleys occupied by receding glaciers, to ridges at elevations of 1,200 m asl. Elevations within the Property area range from 1,366 m along Brucejack Lake to 1,650 m asl at the Bridge Zone. However, within several areas of the Property, the relief is relatively low to moderate.

The Property area is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has the advantage of having an established year-round helicopter base. Pretivm has started construction on reopening the Newhawk access road. Originally the Newhawk access was by barge over Bowser Lake, then by truck to camp. Pretivm is rehabilitating the old road along the Bowser River and up the Knipple Glacier, and is in the process of building a new stretch of road, working up Scott Creek from the Bowser River and up Wildfire Creek from Highway 37. The road is expected to be completed by late 2012. As at the end of 2011 there were 12 km of new road completed, (see Figure 5.1).

Until the road is completed, heavy exploration equipment, fuel, and camp provisions can be transported along a good gravel road from Stewart to the Granduc staging site and then flown by helicopter to the Property. This combined truck and helicopter transportation method cuts the more expensive helicopter flight time in half from Stewart.

5.2       CLIMATE AND PHYSIOGRAPHY

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 m to 15 m at higher elevations and 2 m to 3 m along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

The tree line is at approximately 1200 m elevation. Sparse fir, spruce, and alder grow along the valley bottoms with only scrub alpine spruce, juniper, alpine grass, moss, and heather covering the steep valley walls. The Brucejack Property, at an elevation above 1300 m, has only sparse mosses along drainages. Rocky glacial moraine and polished glacial-striated outcrops dominate the terrain above tree line.

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5.3       INFRASTRUCTURE AND LOCAL RESOURCES

The Property lies immediately east of Seabridge Gold Inc.’s (“Seabridge’s”) KSM Project. The Snowfield Zone may be influenced by Seabridge’s future access plans for that area, as Seabridge discussed in its updated Preliminary Feasibility Study (“PFS”) dated May 2, 2011, however the Brucejack Project will not. The updated PFS was prepared by Wardrop, a Tetra Tech Company (“Wardrop”). The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37). In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road.

There are no local resources other than abundant water for any drilling work. The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Property. Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway (CNR) Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of BC.

Stewart, BC, the most northerly ice-free shipping port in North America is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A high voltage power line running parallel with Highway 37 is planned for construction (www.highway37.com). The plan calls for the new 287-kV line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for  the  Property  to  the  BC  Hydro  electric  grid  (Figure  5.1).  The  final  capacity  of  this transmission line has yet to be determined and may be increased due to demand.

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Figure 5.1                     New Access to Project (In Progress)

Snip
Avg. grade: 27g/t Au
Eskay Creek access road
Eskay Creek
Avg. grade: 45g/t Au
Bob Quinn Lake 40 km
N
Proposed powerline
37
Snowfield Project
Claims total
+90,000 hectares
(+200,000 acres)
PRETIVM
Seabridge Gold
Brucejack Project
access road
Road Construction Underway
Measured & Indicated - 16.9 g/t Au
Inferred - 25.7 g/t Au
Map Area
B. C.
Granduc
Scottie Gold
Avg. grade: 18g/t Au
B. C.
Alaska
138 KV powerline
37A
Premier Silback
Avg. grade: 9.6g/t Au
Meziadin Junction
Terrace 210 km
Stewart
Brucejack and Snowfield Projects
0 5 10 15 25
kilometres

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Figure 5.2                      Proposed High Voltage Northwest Transmission Line

(Source:www.highway37.com)

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Pretivm Resources Inc. Brucejack Project Report No. 229

6.0       HISTORY AND PREVIOUS EXPLORATION

The Property and the surrounding region have a history rich in exploration for precious and base metals dating back to the late 1800s. This section describes the mineral exploration, including the historical drilling carried out prior to Pretivm’s acquisition of Brucejack, and post-acquisition. The historical data have been summarized mostly from various Assessment Reports available through the BC Ministry of Energy, Mines and Petroleum Resources.

In 1935, prospectors discovered Cu-Mo mineralization on the Sulphurets Property in the vicinity of the Main Copper zone, approximately six km north-west of Brucejack Lake; however, these claims were not staked until 1960.

From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small Cu and Au-Ag occurrences were made in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known Cu and Au-Ag occurrences, which collectively became known as the Sulphurets Property, starting the era of modern exploration, outlined as follows:

•
1960-1979  –  Granduc  continued  exploration,  conducting  further  geological mapping, lithogeochemical sampling, trenching, and diamond drilling on known base and precious metal targets north and north-west of Brucejack Lake resulting in the discovery of Au-Ag mineralization in the Hanging Glacier area and Mo on the south side of Mitchell.

•
1980 – Esso optioned the property from Granduc and subsequently completed an extensive program consisting of mapping, trenching, and geochemical sampling that resulted in the discovery of several showings including the Snowfield, Shore, West, and Galena zones. Au was discovered on the peninsula at Brucejack Lake near the Shore Zone.

•
1982-1983 – Exploration was confined to Au and Ag-bearing vein systems in the Brucejack Lake area at the southern end of the property from 1982 to 1983. Drilling was concentrated in 12 Ag and Au-bearing structures including the Near Shore and West zones, located 800 m apart near Brucejack Lake. Drilling commenced on the Shore Zone.

•	1983 – Esso continued work on the property and (in 1984) outlined a deposit on the west Brucejack Zone.
•	1985 – Esso dropped the option on the Sulphurets property.
•
1985  –  The  property  was  optioned  by  Newhawk  and  Lacana  Mining  Corp. (Lacana) from Granduc under a three-way joint venture (the Newcana JV). The Newcana JV completed work on the Snowfield, Mitchell, Golden Marmot, Sulphurets Gold, and Main Copper zones, along with lesser known targets.

•	1986-1991 – Between 1986 and 1991, the Newcana JV spent approximately $21 M developing the West Zone and other smaller precious metal veins on what would later become the Bruceside Property.
•
1991-1992 – Newhawk officially subdivided the Suphurets claim group into the Sulphside  and  Bruceside  properties  and  optioned  the   Sulphside  property (including Sulphurets and Mitchell Zones) to Placer Dome Inc. (Placer Dome). Throughout the period from 1991 to 1994, joint venture exploration continued on the Sulphurets-Bruceside property including property-wide trenching, mapping, airborne surveys, and surface drilling, evaluating various surface targets including the Shore, Gossan Hill, Galena Hill, Maddux, and SG zones. Newhawk purchased Granduc’s interest in the Snowfield Property in early 1992.

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•
1991 – Six holes were drilled at the Shore Zone, totalling 1,200 m, to test its continuity and to determine its relationship to the West and R-8 zones. Results varied from 37 g/t Au over 1.5 m to 13 g/t Au over 4.9 m (www.infomine.com).

•
1994 – Exploration in the Brucejack area consisted of detailed mapping and sampling in the vicinity of the Gossan Hill Zone, and 7,352 m of diamond drilling (over 20 holes), primarily on the West, R8, Shore, and Gossan Hill zones. Mapping, trenching, and drilling of the highest priority targets were conducted on 10 of the best deposits (including the West Zone).

•	1996 – Granduc merged with Black Hawk to form Black Hawk Mining Inc.
•	1997-1998 – No exploration or development work was carried out on the Brucejack property (Budinski et al., 2001).
•	1999 – Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Property (www.infomine.com).
•
2001 – Silver Standard entered into an agreement with Black Hawk whereby Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack property, resulting in 100% interest in the property.

•	1999-2008 – No exploration or development work was carried out on the Brucejack Property during the period from 1999 to 2008.

The historical interpretation (Pincock, Allen and Holt 2001) of mineralized zones on the West Zone, prior to Silver Standard undertaking their exploration work in 2008, is shown in Figure 6.1 (underground vein location plan map) and Figure 6.2 (cross section map).

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Figure 6.1                     West Zone Underground Vein Location Plan

Brucejack
Creek
Road
PORTAL
CAMP
Section 5080 S
R-1
R-8 @ 1200 LEVEL
R-2
R-4
R-5
R-5
R-7
R-6
ER
BL
0
0
100
Pretium Resources Inc.
SULPHURETS - BRUCESIDE PROJECT
WEST ZONE
VEIN LOCATION PLAN
SCALE AS SHOWN

P&E Mining Consultants Inc.
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Figure 6.2      West Zone Section 5080 S

3000
3100
3200
1400m
1300m
1200m
1100m
Surface
R-1
R-2
R-4
R-5
R-6
R-7
R-8
?
0
50
100
METRES

Veins(m)	Width	Strike	Depth	Ag : Au
R-1	<0.5m	50m	65m	110 : 1
R-2	<1.0m	125m	250m	75 : 1
R-4	<2.0m	<100m	280m	80 : 1
R-5	1m	60m	200m	40 : 1
R-6	<1m	250m	200m	60 : 1
R-7	<1m	30m	35m	65 : 1
R-8	4m	80m	190m	20 : 1

Pretium Resources Inc.

SULPHURETS - BRUCESIDE PROJECT

WEST ZONE

SECTION 5080 S

JUN 1999 | SCALE: AS SHOWN

6.1       RECENT WORK COMPLETED BY SILVER STANDARD

In  2009  Silver  Standard  began  work  on  the  Property,  the  first  since  its  acquisition.  The 2009 program included drilling, rock-chip and channel sampling, and re-sampling of historical drill core.

P&E Mining Consultants Inc.
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During the 2009 Property field program, Silver Standard collected a total of 1,940 drill core samples from 25 historical drill holes stored onsite and sent them for analysis to ALS Minerals Laboratories Ltd.  (“ALS  Minerals”, or  “ALS”). The  samples were  sent  to  the  ALS  assay laboratory in Terrace for preparation and then forwarded to the ALS facility in Vancouver for analysis. Samples were analyzed for gold (30 gram fire assay with atomic absorption finish) as well as 33 other elements by using four acid digest with inductively coupled plasma (“ICP”) analysis.  The  2009  program  also  included  re-analysis  of 941 pulp samples derived from historical drill core samples. These samples were also analyzed for gold, plus 33 other elements at the ALS facility in Vancouver.

Field work undertaken throughout the 2009 program included the collection of 2,739 rock-chip and channel samples from surface outcrops. This sampling work was mostly done at target areas that were drilled by the company in 2009, with samples generally collected along north-south oriented lines that corresponded to the surface traces of some of the 2009 drill holes. Specifically, rock-chip and channel sampling were completed at the Galena Hill, Bridge, SG, and Mammoth zones (where drilling was carried out in 2009), as well as at the Hanging Glacier Zone, where historical surface sampling had identified rocks enriched in gold and silver. The surface samples were analyzed for gold plus 33 other elements.

A total of 17,846 m of diamond drilling were completed in 37 holes during the 2009 field season. In 2010 a total of 33,400 m of diamond drilling was completed in 72 holes.

6.2       PREVIOUS FEASIBILITY STUDIES AT THE PROPERTY

Corona completed a feasibility study on a proposed underground mine with decline access for the Sulphurets Project (West and R-8 Zones only) in 1990. Total operating costs of $145 per ton were estimated based on a 350 ton-per-day mill facility for processing, a capital cost of $42.7 million and a 6.7% pre-tax return at a price of US $400/oz gold and $5/oz silver. The study concluded that higher metal prices must be realized before a production decision could be taken.

The reader is cautioned that the above mentioned 1990 Corona Sulphurets Project Feasibility Study is no longer pertinent, is not NI 43-101 compliant and should not be relied upon.

6.2.1     Preliminary Economic Assessment 2010

Silver Standard commissioned Wardrop Engineering Inc, a Tetra Tech Company (“Wardrop”), to complete a Preliminary Economic Assessment (“PEA”) on the combined resources of the Brucejack Project and Snowfield Project in 2010.

The  following  consultants  were  commissioned to  complete  the  component  studies  for  the National Instrument 43-101 (NI 43-101) Technical Report:

•	Wardrop: processing, infrastructure, capital and operating cost estimates, and financial analysis;
•	AMC Mining Consultants (Canada) Ltd. (AMC): mining;
•	P&E Mining Consultants Inc. (P&E): mineral resource estimate;
•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment;
•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, and geotechnical design for the open pit slopes.

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Based on the results of the PEA, it was recommended that Silver Standard continue with the next phase - a Pre-feasibility Study, in order to identify opportunities and further assess viability of the Property. This report was reissued for Pretivm in October 2010, however the report is no longer current.

6.2.2      Preliminary Economic Assessment 2011 Brucejack Project

Pretivm commissioned Wardrop to complete a PEA on the high-grade gold and silver resources at the Brucejack Project as a “stand-alone” project, and results were made public in June, 2011. The  following  consultants  were  commissioned to  complete  the  component  studies  for  the National Instrument 43-101 (NI 43-101) Technical Report and Preliminary Economic Assessment:

•	Wardrop: processing, infrastructure, capital cost estimate, processing
•	Operating cost estimate, and financial analysis;
•	AMC Mining Consultants (Canada) Ltd. (AMC): mining including mine capital and operating cost estimates;
•	P&E Mining Consultants Inc. (P&E): mineral resource estimate;
•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment;
•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, and geotechnical design.

The recommendations stemming from the PEA are presented in the following sections and are taken verbatim from the PEA.

Geology

P&E is of the opinion that Pretivm should undertake a comprehensive exploration program in 2011, with the focus being on:

•	Attempting to convert Inferred Resources to Measured and Indicated;
•	Testing for extensions of the known mineralization;
•	Prospecting, mapping, and trenching numerous other showings, which were located as part of historical programs.

A diamond drilling program is recommended to potentially upgrade the Inferred Resources to the Measured and Indicated categories. A portion of the drilling should be used to test possible deposit extensions.

In addition to the drilling programs, a portion of the budget should be allocated to prospecting in the area.

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Geotechnical/Hydrogeological/Hydrological

The following is recommended for the leach Tailings Storage Facility (“TSF”) at the next level of design:

•
Geotechnical  and  hydrogeological  site  investigations  (i.e.  mapping,  drilling, geophysics, test  pits  and  associated geotechnical and  geochemical laboratory testing) will be completed to confirm the assumptions used to develop the preliminary designs presented in this report. Collection of baseline surface water, groundwater quantity and quality data in the creeks and lake downstream of the TSF should be completed;

•
Borrow studies to identify specific locations and characterize potential areas for rockfill, granular filters, and low permeability soils will be completed. This will include surface   mapping,   drilling,   testing   pitting   and   geotechnical   and geochemical laboratory testing;

•	A seismic hazard assessment will be completed for the proposed TSF site;
•	Geotechnical and geochemical laboratory testing will be completed on representative samples of tailings;
•	Dam slope stability and seepage analyses will be completed once geotechnical site investigations and laboratory testing are complete;
•	A detailed geohazard assessment must be completed to identify and characterize potential geohazards impacting the TSF and auxiliary facilities;
•	The closure plan will be re-evaluated.

The following is recommended for the Brucejack Lake and leach TSF water management and water balances at the next stage of design:

•	Existing climate and hydrometric stations (i.e. Brucejack Lake and Brucejack Creek) must continue to be monitored and maintained with an appropriate level of quality control;
•	Climate stations, including rain gauges, and flow monitoring sites will be installed in the unnamed lake watershed to confirm assumptions on the water balance;
•	Acceptable risk tolerance criteria must be established for water management and confirmation of the flood design criteria for pipelines and pumping;
•
It is currently assumed that surplus water in Brucejack Lake will be suitable for discharge to the environment and the water in the TSF supernatant pond will not be. This assumption needs to be verified in the next stage of engineering design.

The following is recommended for the underground developments at the next level of design:

•	A three-dimensional geologic model should be developed to identify the distributions of rock types, alteration types, weathering grades, and major geologic structures;
•	Detailed structural mapping of exposed rock outcrop along drill roads or other access roads, including discontinuity orientation, character, and continuity;
•
Four to five dedicated geotechnical core holes between 400 m and 500 m deep, targeting the proposed PEA level mining excavation in each of the West Zone and VOK Zone areas, for a total of eight to ten geotechnical core holes. These holes should target the hangingwall, footwall, and waste rock adjacent to the ore zone to determine stope and infrastructure excavation stability;

•	A point load testing program to evaluate the potential for further division of the geotechnical units according to alteration;
•	Additional laboratory testing of rock samples collected from the geotechnical core holes;
•	Additional packer testing of geotechnical core holes and installation of additional vibrating wire piezometers;

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•
Additional stability analyses of proposed stopes should be completed at the next stage of study after the geotechnical model has been updated. Particular consideration should be given to major structural features and the extent of the weathered zone, as both have the potential to significantly affect stope stability. In addition, crown pillar stability analysis should be completed;

•
A pilot dewatering/pumping test should be conducted to evaluate the feasibility of dewatering the historical underground workings before mining begins and provide a large scale estimate of the hydraulic conductivity of the rock mass of the Brucejack study area. An updated assessment of groundwater inflows to the new workings during development and operations should be carried out following the field-testing;

•	A suitable pumping system should be designed to extract water from the currently flooded workings and to handle inflows as mining progresses.

Environmental

It is recommended that Pretivm proceed with a standard environmental assessment study. During the course of this study, baseline information will be collected which will aid in the environmentally sensitive design of certain project facilities.

Mine water and waste rock flows will be geochemically characterized to ensure that adequate water treatment is provided during operations and at closure.

Mining

The following are AMC’s recommendations regarding mining for the next phase of study:

•
Prepare an underground specific resource grade block model that is sufficiently detailed and focused on refined geology controls and mineralisation distribution. This work may identify tighter higher grade zones or more sporadic distribution than is currently interpreted. The model cell size resolution should be commensurate with the proposed mining unit size;

•	Conduct a full survey of the existing West Zone underground workings;
•	Incorporate glacial surfaces into topography surfaces and block model;
•	Conduct a backfill options study that examines all practical backfill types and distribution systems;
•	Conduct testwork on the backfill materials (identified from the options study) to determine engineered backfill specifications;
•	Conduct mining method options studies based on the results of the above recommendations;
•	Conduct materials handling study based on the results of the above recommendations to confirm the choice of material handling option;
•	Examine the option of using contractor mining versus owner mining for all mining functions;
•
Conduct a strategic production rate versus cut-off trade-off study that takes into account various inputs such as process plant throughput, recovery, power demand and capital cost, the different lode recoveries, mine life, rate of return, open pit stockpiling (inclusion or exclusion of low-grade stockpiles), ahead of undertaking the  detailed  study  phase.  This  should  be  conducted  using  the  underground resource model, to clearly define the cut-off and production rate combination that optimizes Pretivm’s corporate goals;

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•	Produce a new stope inventory based on the underground resource model and cut- offs determined from the detailed costs and results from the strategic trade-off study above;
•	Confirm the overall project time-line with respect to start dates for the portal excavations and decline access development, WZ pre-existing ramp dewatering and WZ ramp stripping;
•	Complete detailed mine design and schedules incorporating both underground and open pit aspects;
•	Undertake adequate engineering and planning to determine the mine ventilation and infrastructure requirements.

Process and Metallurgy

The following are recommendations for the next phase of study:

•
Further testwork is required to confirm the previous testwork findings, optimize the process flowsheet, and investigate metallurgical performances. The testwork should be conducted on representative samples and fresh drill core samples. The testwork should include:

•	mineralogical analysis;
•	mineralization hardness determination and grinding circuit simulation;
•	flotation and the effect of raw water from the underground mine and open pits on flotation;
•	gold and silver cyanidation, including cyanide solution handling;
•	gravity concentration should be further optimized on the Brucejack mineralization
•	ancillary tests;
•	pilot plant scale tests.
•	Optimization of primary grinding circuit should be conducted;
•	The mill throughput should be optimized further;
•	The potential energy saving opportunities should be investigated.

P&E Mining Consultants Inc.
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7.0       GEOLOGICAL SETTING AND MINERALIZATION

7.1       REGIONAL GEOLOGY AND METALLOGENIC SETTING

The Brucejack Property is largely underlain by Lower Jurassic rocks of western Stikine terrane, or Stikinia, an oceanic island arc terrane consisting of mid-Paleozoic to Middle Jurassic rocks which underlies much of western British Columbia (Figure 7.1). Stikinia may have been accreted to the western margin of North America as early as the late Middle Jurassic, and it was likely consolidated with rocks of the North American margin, as well as with rocks of the outboard Insular terrane (Wrangellia and Alexander terranes) in latest Jurassic to mid-Cretaceous time.

The rocks of Stikinia in the northern Cordillera were deformed in two major contractional events. The younger event coincided with the “consolidation” event and resulted in the formation of the Skeena fold belt (“SFB”) in northern B.C.  The SFB is best displayed immediately to the east of the Property in Middle Jurassic to Lower Cretaceous Bowser Basin/Bowser Lake Group strata which overlie the host rocks to mineralization at Brucejack (Figure 7.1 and Figure 7.2). Formation of the SFB likely post-dated deposition of the host rocks and formation of the mineralized zones on the Property. The other, older deformation event pre-dated deposition of the host rocks and occurred in latest Triassic to earliest Jurassic time. This earlier event is manifested in the Upper Triassic and older(?) rocks along the western-most margin of the Property. These rocks are very tightly folded and are overlain by some of the immediate Lower Jurassic conglomeratic host rocks to mineralization along a profound regional unconformity which is commonly marked by the presence of polymict conglomerate.

The Sulphurets mining camp and the Property lie astride the eastern margin of the core of the McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western SFB (Figure 7.2 and Figure 7.3). Coincident with the core of the anticlinorium is a prominent and very well mineralized trend which runs for at least 25 km, from at least as far south as the Brucejack Property to Treaty glacier on the north. On the Property itself, there is a spatial association of alteration and contained mineralized zones with the north-trending Brucejack fault, a late-tectonic brittle structure which probably follows an older structure whose history dates back at least to the Early Jurassic. A number of lines of evidence, including facies changes within the local succession and variations in regional distribution and thickness of the host Hazelton Group rocks, support a long history for the Brucejack lineament and its precursor structure(s). It may, at least in part, have marked the boundary of a volcanic sub-basin, and judging by its general coincidence with mineralized and altered zones across the length of the Property, it may have helped control emplacement of the mineralization and alteration at Brucejack.

The north-west part of Stikinia, (in particular Lower Jurassic to earliest Middle Jurassic Hazelton Group  volcanic rocks and sedimentary rocks), and related mainly Early Jurassic plutons, represent perhaps the most metallogenetically well-endowed assemblage in B.C. Not only does it include the Brucejack (31 million ounces) and Snowfield (35 million ounces) Properties, but it also includes nearby former producers such as Eskay Creek, Silbak-Premier, Big Missouri, Dolly Varden, Torbrit Silver, Granduc, and Anyox (Figure 7.3 and Figure 7.4). In addition, nearby properties host significant precious and base metal resources (e.g., KSM and Red Mountain deposits) as well as a number of high-potential occurrences (e.g., Bravo’s Homestake Ridge, Jayden’s Silver Coin, Ascot’s Big Missouri, and Teton Resources’ Clone and Tennyson Properties). The KSM deposits, along with the Snowfield and Brucejack Deposits together comprise what is commonly referred to as the Sulphurets mining camp.

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Figure 7.1
Tectonic  setting  of  Brucejack  and  Snowfield  Properties  in the  north-west Cordillera
Shows  location  of  project  area  in north-central  Stikine  terrane  as well  as nearby Bowser Basin (left) and latest Jurassic to mid-Cretaceous  Skeena fold belt (right).

Brucejack-Snowfield
Bowser Basin
Skeena fold belt
PACIFIC
OCEAN
QUEEN CHARLOTTE ISLANDS
VANCOUVER ISLAND
60°N
49°N
CANADA
USA
Oceanic arc, plateau and basinal terranes
Slide Mountain
QN: Quesnellia
CC: Cache Creek
ST: Stikinia
WR: Wrangellia
AX: Alexander
BR: Bridge River
Coast Belt plutonic and metamorphic rocks
NA: North American miogeocline or craton
Terranes of Continental affinity:
Cassiar, Kootenay, Dorsey, Yukon - Tanana
thrust fault
high angle fault
fold axial surface trace(in box)
0 100 200 300
km

P&E Mining Consultants Inc.
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Figure7.2
Regional structural and stratigraphic setting of the Brucejack Property and Sulphurets Mining Camp in northwest British Columbia
Shows  significant  past-producing mines as well as selected advanced exploration projects.

axial surface trace of fold
thrust fault
normal fault
Tertiary and Recent volcanic rocks
Cretaceous and Tertiary plutonic rocks
metamorphic rocks
mid- to Upper Cretaceous Sustut Group
Lower Cretaceous Skeena Group
Middle Jurassic to Cretaceous Bowser Lake Group
Early Middle Jurassic and older volcanic and sedimentary rocks
130°
128°
126°
58°
56°
54°
Northeast limit of Skeena fold belt
Skeena fold belt
Mitchell
Eskay Creek
Snowfield
Sulphurets
Brucejack
Kerr
Scottie Gold
Granduc
Big Missouri and Silver Coin
Red Mountain
Premier
Clone
Stewart
Torbrit
Porter-Idaho
Dolly Varden
Homestake Ridge
Kitsault
Anyox
N
0
50
km

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Figure7.3
Detail   of  regional structural  and   stratigraphic setting   of  the   Brucejack Property and Sulphurets Mining Camp within  western Skeena  fold belt
Showing earliest Middle Jurassic and older Stikine terrane strata within structural  culminations (grey),  with  overlying earliest  Middle Jurassic to mid-Cretaceous  clastic rocks of Bowser Basin in white; heavy stipple indicates predominantly granitic rocks of Coast  Belt.

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Figure 7.4
Northern McTagg anticlinorium
Shows location of Sulphurets Mining Camp; Upper Triassic Stuhini Group strata in grey, Lower to Middle Jurassic Hazelton Group strata in green (uppermost Lower Jurassic to lowermost Middle Jurassic Salmon River Formation of the Hazelton Group in orange), Middle Jurassic to Lower Cretaceous Bowser Lake Group in salmon, with intrusive rocks in pink.

7.2       LOCAL GEOLOGY

7.2.1     Geology of the Sulphurets Camp

Following the pioneering 1960's and 1970's thesis and regional mapping work of Kirkham (1963), and Grove (1986), a number of more detailed (1:50,000 to 1:5,000 scale) mapping projects were undertaken in the Sulphurets Camp in the late 1980's and early 1990's. This work accompanied renewed precious metals exploration in the Iskut-Stewart region which was in part spurred-on by the development of the Snip gold mine (approximately 60 km west-northwest) and by the discovery of the Eskay Creek gold-silver deposit (approximately 25 km northwest). The mapping, along with earlier work, has been summarized in papers by Kirkham and Margolis (1995), Henderson et al. (1992), Britton and Alldrick (1988), and Davies et al. (1994), and was also detailed in a number of related maps (e.g., Alldrick and Britton (1989, 1991), Kirkham (1991, 1992), Lewis et al. 2001), from which Figure 7.5 was largely compiled.

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7.2.2     Stratigraphic Setting and Major Mineral Deposits

While the maps and results of these studies differ as they pertain to the Sulphurets Camp, all show that the camp, its regional-scale alteration system, and its significant mineral deposits, are underlain almost exclusively by mid-Mesozoic rocks. They range in age from Late Triassic to Middle Jurassic, and include common volcanic and related dominantly clastic sedimentary rocks,  as well as subordinate intrusive rocks. Mapping shows that the western and northern parts of the Sulphurets Camp are largely underlain by older, predominantly Late Triassic fine-grained and well-stratified sedimentary rocks, along with subordinate mafic volcanic rocks, all of which make up the Stuhini Group. Furthermore, this area includes the majority of the plutonic rocks in the camp. Plutonic rocks generally intrude Stuhini Group rocks, were referred to by Kirkham (1963) as the Mitchell intrusions, and where their ages are known, are predominantly Early Jurassic (for summary, see Kirkham and Margolis 1995). The eastern-most part of the area is underlain by Middle Jurassic and younger clastic rocks of the upper Salmon River Formation and Bowser Lake Groups. These rocks help define the eastern limb of the McTagg anticlinorium and where they conformably overlie a medial belt of mainly Lower Jurassic, predominantly volcanic and subordinate sedimentary rocks of the Hazelton Group.

Within the Sulphurets area, Hazelton Group volcanic rocks unconformably overlie the older Stuhini Group and consist mainly of flows and related fragmental rocks (largely pyroclastic) of intermediate composition (generally andesitic), although mafic and felsic rocks have also been mapped. Both Britton and Alldrick (1988) and Kirkham and Margolis (1995) show the Brucejack Property as being underlain almost entirely by volcanic and related sedimentary rocks of Grove’s (1986) informally defined Unuk River and Betty Creek Formations, while Davies et al. (1994), who mapped in more detail (1:5,000 vs. 1:50,000 scale) and whose mapping Newhawk (e.g., MacPherson et al., 1994) adopted, interpreted most of the more massive rocks common across the Property as intrusive. Lithologies mapped during the present program appear to correlate reasonably well with those of the Unuk River and Betty Creek Formations as described by Britton and Alldrick (1988), however, for the time being Pretivm has chosen not to assign these newly mapped units with specific regionally-mapped formations. This is in part because this latest mapping suggests that some of the rocks on the Property appear to be lateral and time- stratigraphic equivalents of one another, which will require detailed study to properly assess.

Hazelton Group rocks are the predominant hosts to mineralization and alteration on Pretivm’s Brucejack and Snowfield Properties, although to the west and north, Stuhini Group rocks and the Mitchell intrusions are the main hosts to porphyry-style mineralization at the Kerr (Cu-Au), Sulphurets (Au), and Mitchell (Au-Cu-Mo) deposits, all belonging to Seabridge Gold. At Pretivm’s Snowfield deposit, the protolith of the highly altered hosts to disseminated Au mineralization are interpreted to be intermediate to mafic(?) volcanic and related volcaniclastic rocks of the lower Hazelton Group.

In the northern Sulphurets Camp, in the immediate vicinity of the Sulphurets, Mitchell, and Snowfield  deposits,  the host rocks to mineralization are intensely altered and there is considerable uncertainty with regard to composition and correlation. Britton and Alldrick (1988) show the area as being underlain by rocks of their lowermost Hazelton Group, including common sedimentary rocks, but show few contacts. Lewis et al. (2001) also show very generalized map units of the lowermost Hazelton Group, which they themselves question. Margolis (1993) has an even more generalized geologic map. One thing which is clear, however, is that a fair proportion of the area in the vicinity of the deposits is considered to be underlain by sedimentary rocks of the lowermost Hazelton Group (Jack Formation), or by the lowermost volcanic units, which they interpret to be mafic in composition. In addition to the lowermost Hazelton Group rocks, a number of intrusions are also shown on most maps of the area, although the details of contacts, composition, and even location do not commonly correspond from map- to-map. Using some of this information, and including more detailed Newhawk mapping in the area surrounding the Snowfield deposit, Pretivm produced the compilation map shown in Figure 7.5.

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One significant thing this map illustrates is that along the trend of the Brucejack fault, from the south end of the Brucejack Property north to the Snowfield Property and beyond, one never appears to be very far stratigraphically above or below the Stuhini Group-Hazelton Group unconformity. Therefore, like the Brucejack fault itself, the unconformity is co-spatial with the regional-scale gossanous Sulphurets alteration system, and with most of the camp’s more significant mineral resources.

The  Brucejack  fault  is  a  very  obvious  topographic  lineament.  In  spite  of  this,  there  is considerable discussion about the timing of potential movement on the fault. A much thicker section of Hazelton Group rocks on the east side of the fault suggests considerable east-side- down displacement, which may be interpreted as reflecting post-depositional displacement. Alternately, the presence of the overlying uppermost Salmon River Formation fine clastic units suggests that much of the movement was probably syn-volcanic, and that any later movement on what is the present trace (the lineament itself) was not large.

At Brucejack, the alteration and most of the mineralization and alteration are concentrated in the north – south arcuate band of gossanous rock, which is part of the Sulphurets alteration system. The rocks which host much of the alteration are part of lowermost Hazelton Group, which suggests that the unconformity with the underlying rocks of the Stuhini Group may have helped focus or control the emplacement of alteration and mineralization. It is also possible that some of the more porous and permeable rocks close to the unconformity, such as the conglomerates overlying it, may have helped focus or channel the alteration, and to some degree the mineralization. All of this has clearly been modified by later deformation and/or structures.

The unconformity and the rocks which overlie it are relatively close to the surface the entire distance between the Brucejack and the Snowfield deposits, which is a distance of nearly 10 km. To the east, these rocks are commonly overlain by other, less readily altered lithologies, suggesting that very good potential exists for locating blind deposits in that direction, as well in places  along  the  Brucejack-Snowfield  trend  where  less  altered  rocks  may  overlie  more favourable stratigraphy.

7.2.3     Structural Setting and Metamorphism

Perhaps the most significant map-scale structural features in the Sulphurets region, aside from the McTagg anticlinorium itself, are several south-east- to east-directed thrust faults and related overturned folds which occur to the immediate north and north-west of the Brucejack Property, and which affect the Sulphurets, Mitchell and Snowfield deposits, (Figure 7.5). Kirkham and Margolis (1995) noted that the faults involve overlying rocks of the Salmon River Formation and Bowser Lake Group and that they are likely part of the latest Jurassic to Middle Cretaceous Skeena fold belt, as are the McTagg and other major structural culminations (e.g., Oweegee dome) which expose older, pre-Salmon River Formation and Bowser Lake Group rocks in the region. However, as was pointed-out above, it should be noted that the age and nature of the older rocks within the culminations and on either side of these structures are also, in general, quite different. To the west and north-west are Upper Triassic predominantly sedimentary rocks and contained plutons, while to the east and south-east the rocks are almost exclusively volcanic and related sedimentary rocks of the Lower Jurassic Hazelton Group. Because rocks of the Salmon River Formation, particularly in its upper part, represent a relatively quiescent, deeper- water depositional environment and represent an excellent and biochronologically relatively well-controlled datum, this suggests that the thrust faults, and probably also other structures such as the Brucejack fault, may represent basement structures reactivated in part, during formation of Skeena fold belt.

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As is evident in Figure 7.6, to the south-east and east of the thrust faults, and to a certain extent in their immediate hanging wall(s), foliation in rocks of the Hazelton and Stuhini Groups is generally  east-west  trending.  This  is  in  contrast  to  the  orientation  of  structural  fabrics (particularly foliation) still farther to the east and, in particular, to the west, which have a very pronounced, more northerly (north-north-west to north-east) trend that is much more in accordance with typical Cordilleran structural trends. Given the scale of this “foliation dip domain,” the zone of crudely east-west trending pervasive foliation, which persists for at least 10 km from south to north and which is very much in evidence across the length of the Property, is clearly a regional-scale structural attribute. On the outcrop-scale, and as noted in the summary by Kirkham and Margolis (1995), as well as by others, one of the more salient structural features of rocks in the Sulphurets area is this penetrative foliation or cleavage, which is particularly well- developed in the most intensely altered rocks which are now phyllosilicate-rich. Kirkham and Margolis (1995) noted that the rocks have not only been foliated, but they have also been folded, faulted, and overprinted by lower greenschist facies regional metamorphism. They also pointed out that almost all structural features clearly postdate mineralization and alteration, a characteristic which has also been noted clearly by other geologists mapping in the Sulphurets Camp, irrespective of the scale of mapping (e.g., Roach and MacDonald 1992, Davies et al.
1994).

As mentioned in the Regional Geologic and Metallogenic Setting section above, Upper Triassic rocks of the Stuhini Group, exposed mainly within the eastern half of the northerly plunging McTagg anticlinorium, were deformed prior to deposition of Lower Jurassic clastic and volcanic strata of the Hazelton Group. These relationships are best displayed to the north-west of the Property in the Jack glacier area (type area of the informally defined Jack Formation; Henderson et al., 1992). The contact between tightly folded Upper Triassic rocks and unconformably overlying Lower Jurassic Hazelton Group rocks runs the length of the Property, and appears to be well-exposed along the banks of Brucejack Creek (Henderson et al. 1992). The overlying rocks of the Hazelton Group, which on all maps of that area are characterized by steep dips and the presence of a penetrative foliation, have themselves undergone significant deformation. The nature of that folding on the southern part of the Property is described in the following section on Property Geology.

7.2.4     Brucejack Fault and Related Late Brittle Structures

The well-defined north-striking topographic lineament which marks the trace of the Brucejack fault has long been of interest to regional geologists and explorationists alike. The Brucejack fault also truncates alteration zones, veins, and vein stockwork systems. To the immediate west of the VOK Zone, post-mineral mafic dykes (probably of Tertiary age), which occur within and in the immediate vicinity of the fault commonly display brittle fracturing. While the surface trace of the fault is obvious, and while it’s brittle nature and oblique dextral, east-side-down displacement are generally agreed upon, the magnitude of that displacement remains uncertain.

Kirkham and Margolis (1995) noted that offset contacts and structural fabrics north of the Mitchell glacier suggested an east-side-down dextral displacement of greater than 500 m. They also noted that other authors considered that displacement near Brucejack Lake was also dextral, although with displacement probably less than 100 m in magnitude, and with an uncertain slip direction. Davies et al. (1994) noted that exposures of the fault to the north-west of Brucejack Lake preserved slickenside and clast elongation lineations in a steeply west-dipping surface indicated at least a late period of dip-slip offset. They further postulated that if the linear features represented the net slip direction, then a displacement of 700-800 m of reverse (west-side-up) motion was constrained from offset stratigraphic (and faulted?) contacts.

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One kilometre north-west of Brucejack Lake, contacts show 200 to 300 m of strike separation, and displacement is likely less than in the north. In contrast, Britton and Alldrick (1988) considered that displacement on the Brucejack fault was on the order of tens of metres.

Elsewhere in the camp, Kirkham and Margolis (1995), Davies et al. (1994) and Alldrick and Britton (1991) mapped relatively common northerly, north-easterly and north-westerly striking brittle faults, and rare east-west striking faults, all with typically steep dips, steeply-plunging fault fabrics, and locally, normal-dextral oblique displacements of up to tens of meters.

Radiometric Dating: Ages of Stratigraphic and Intrusive Rocks and Constraints on the Timing of
Deformation, Metamorphism and the Mineralizing Events.

According to Kirkham and Margolis (1995), a number of internally consistent U-Pb zircon dates from pre-, syn- and post-mineral intrusive phases of the Mitchell intrusions at the KSM deposits suggest that porphyry-style mineralization was emplaced between 192 and 195 Ma. This early Jurassic age is consistent with a number of galena Pb  dates for  mineralization from these deposits, as well as for mineralization from Snowfield and from the West Zone. All of these dates fall in the “Jurassic cluster” of galena Pb dates defined by Alldrick, Gabites and Godwin (1987) and Alldrick et al. (1990) for the “Stewart Mining Camp.” Other Stewart Camp deposits falling in this cluster included the significant Silbak-Premier, and Big Missouri Mines.

Radiometric constraints for an early Jurassic age of mineralization at the KSM deposits, as well as at Snowfield and at Brucejack, are consistent with the structural relationships described above, and with the presently understood ages of host rocks to Brucejack mineralization.

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Figure 7.5      Sulphurets Mining Camp Geology and Mineralization

7.3       PROPERTY GEOLOGY

7.3.1          Introduction

This section on Property geology was provided, in large measure, by Mr. Charles Greig, Senior Geologist for Pretivm.

Geology on the Property in the vicinity of the mineralized zones can be characterized as a series of  northerly-trending,  broadly  arcuate,  concave-westward  structural-stratigraphic  belts of variably altered rocks. These are bisected on the western side of the Property by a prominent topographic lineament, the Brucejack fault (Figure 7.6 and Figure 7.7). To the south of Brucejack Lake, the arcuate belts of rocks generally trend north-easterly, and to the north of the lake they swing into more north-westerly trends. The belts are not entirely outlined by stratified rocks, but also by rocks of the “Sulphurets alteration system,” which, as mentioned above, is a conspicuous belt of intensely quartz-sericite-pyrite altered rocks. The alteration belt hosts most of the defined resources on the Property.

The map units are commonly overprinted not only by the very intense quartz-sericite-pyrite and carbonate-chlorite-pyrite alteration, but also by what appears to be at least two phases of folding. As  detailed  below,  these  are  crudely  orthogonal  and  they  yield  locally  well-developed interference patterns. Bedding typically displays near-vertical dips within what to the east of Brucejack fault are relatively rare well-stratified rocks. All the rocks, and in particular those which are most altered, commonly contain a well-developed steeply-dipping foliation, which generally trends east-northeast to west-southwest.

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Figure 7.6     Brucejack Property Geology

With the exception of a limited number of narrow post-mineral and post-tectonic dykes of probable Tertiary age, rocks on the Property appear to be entirely of Late Triassic or Early Jurassic age, with most belonging to the Lower Jurassic part of the Hazelton Group. There are almost no intrusive rocks east of the Brucejack fault, other than meter-contrast to the area west of the fault, where previous mapping (e.g., Kirkham and Margolis 1995) shows them to be relatively common.scale dykes. This is in contrast to the area west of the fault, where previous mapping (e.g., Kirkham and Margolis 1995) shows them to be relatively common.

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Previously, some of the rocks within the belt of intense alteration were mapped as intrusive (e.g., Davies et al. 1994). Drilling over the last three years has provided a property wide database, (including additional detailed mapping), and Pretivm now interprets these rocks as extrusive. Most of the bodies of massive fine-grained rocks contain local fragmental layers, which are interpreted to represent interflow block tuff or flow-breccia. In addition, there is little or no evidence in the vicinity of the larger masses for associated dykes, and little evidence for contact aureoles. In a number of outcrops, there is clear evidence for the incorporation of large, angular fragments of these bodies, which are texturally distinctive (they typically contain abundant fine- to medium-grained hornblende and/or feldspar phenocrysts within an aphanitic groundmass) within marginal and/or overlying fragmental units. Furthermore, the relatively massive rocks are commonly interlayered with clastic sedimentary rocks near their basal contacts, and locally they contain fragments of lithologies which are known to be Upper Triassic in age.

East of the Brucejack fault, where most of the mineralized zones have been discovered to date, volcanic or volcanic-derived (volcaniclastic) sedimentary rocks of the Lower Jurassic Hazelton Group predominate. In general order of abundance these include flows, fragmental rocks (pyroclastic rocks) and derived, generally poorly sorted and poorly stratified conglomerate, sandstone and, very locally, their finer-grained equivalents. In a very general sense, the proportion of sedimentary lithologies on the Property increases to the west, toward and west of the Brucejack fault, due to a general progression down-section in that direction, toward the base of the Hazelton Group and its lower contact with rocks of the Upper Triassic Stuhini Group, in which sedimentary lithologies predominate.

Interbedded with and locally capping the sedimentary rocks of the Upper Triassic Stuhini Group is a flow-banded rhyolite. Preliminary U-Pb dating completed by Pretivm indicates that the rhyolite is Late Triassic in age. These distinctive rocks are only exposed at surface in the western-most VOK area, immediately east of the Brucejack fault, but very similar rocks have also been intersected in drill holes at West Zone, Gossan Hill, and Golden Marmot. They are interpreted to represent submarine rhyolite flows and associated fragmental rocks, but were formerly mapped as “cherts” by Newhawk (e.g., McPherson et al. 1994) and were previously considered to be dykes or perhaps sills.

Unconformably overlying the Triassic rocks are rocks of the Lower Jurassic Hazelton Group. They comprise four principal intercalated rock types.. These include: 1) heterolithic volcanic conglomerate, most common at the base and typically coarse-grained (Jack formation), 2) hornblende  and/or  feldspar-phyric  volcanic rocks,  principally flows  and related coarse fragmental rocks, 3) weakly stratified fine-grained and poorly-sorted matrix-rich lithic crystal pebble conglomerate or pebbly sandstone which contains scattered but distinctive volcanic pebbles or cobbles, and 4) pyroclastic rocks, including medium- and coarse lapilli tuff and tuff- breccia. The flows include several subtypes which may be distinguished by the grain size and compositions of their phenocryst assemblages generally fine- to medium-grained hornblende and plagioclase feldspar, +/- medium- and locally coarse-grained potassium feldspar) –they are typically rich in groundmass potassium feldspar, and are essentially latites and perhaps trachy- dacites or trachyandesites–these are also the rocks which previous mappers in part mapped as intrusive.

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Very little time was spent mapping to the west of the Brucejack fault. Previous work indicates that  the  most  abundant rocks  are  sedimentary rocks  of  the  Upper  Triassic Stuhini Group, typically fine-grained and well-bedded. They are also shown as being intruded by a number of mafic to felsic primarily alkalic intrusions, a number of which have been dated as Early Jurassic in age. The Upper Triassic clastic rocks have been folded across steep northerly-trending folds and related faults and were deformed and eroded prior to deposition of the lowermost rocks of the Hazelton Group, which are known locally as the Jack formation (Henderson et al. 1992). The contact relationships are emblematic of a profound regional-scale latest Triassic to earliest Jurassic deformational event which appears to have affected Triassic and older rocks across the length and breadth of Stikinia (e.g., Greig and Brown 1990, Henderson et al., 1992). The area west of the Brucejack fault was mapped in most detail by Davies et al. (1994), who showed the southern half of the area as being underlain by thin-bedded and fine-grained Upper Triassic Stuhini Group sedimentary rocks. In the northern half, the Stuhini Group is shown by them as being overlain by medium- to coarse-grained sandstone and pebble to cobble conglomerate which they correlated with the lowermost parts of the Hazelton Group (Davies et al. 1994).

7.3.2     Stratigraphy

A number of rock types on the Property bear strong similarities with Upper Triassic and Lower Jurassic rocks which crop out elsewhere in the Iskut-Stewart area (Anderson 1989, Anderson and Thorkelson 1990), however, contact relations among a number of the lithologies suggest that a number of them represent facies equivalents of one another. Others which may bear outward similarities with one another, from Pretivm’s preliminary dating, appear to have been erupted over a relatively wide range of time. For example, a preliminary U-Pb zircon date from rhyolite in the VOK area strongly suggests the sedimentary rocks immediately down-section of the rhyolite in the southern part of VOK are also Late Triassic or older in age. These fine-grained sedimentary rocks are interbedded with fine-grained, well-bedded dark grey to black rocks near the nose of the “VOK synform.”

On the other hand, most of the fine-grained hornblende feldspar-phyric rocks on the Property are outwardly similar in a number of ways, and all appear to be Early Jurassic in age, and yet preliminary U-Pb dating suggests that a number of them may differ significantly in age. Most, when unaltered, are typically rich in groundmass potassium feldspar, and their phenocryst assemblages, which may also contain potassium feldspar, and locally contain both plagioclase and  potassium  feldspar,  contain  common  fine-  to  medium-  and  locally  coarse-grained hornblende. This suggests a correlation, at least with the two feldspar-bearing rocks, with flows of the “Premier porphyry” member of Grove’s (1986) Unuk River formation. This may indeed be the case for  some of  the rocks on  the Property, and yet compositionally-similar rocks, typically with a groundmass rich in potassium feldspar, interfinger with conglomeratic rocks which most geologists who have worked in the region would reasonably term “maroon and green epiclastic rocks” and quite comfortably assign to the apparently younger Betty Creek Formation of Grove (1986) or Alldrick and Britton (1991).

As a consequence, in Pretivm’s mapping, which covered only a part of the southern Brucejack Property, the company has refrained from any attempt to formally assign formational names to the map units. Instead, geologists have kept to the more broadly-defined Upper Triassic Stuhini and Lower Jurassic Hazelton groups, although have made notes for some of the units regarding possible regional correlations. The map units below are described in order of age, from oldest to youngest.

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7.3.3     Southern Property Map Units

Upper Triassic Stuhini Group

Thinly-bedded, well-stratified and well-sorted typically fine-grained sedimentary rocks; dark grey to black.

These rocks were only examined in detail adjacent to the Brucejack fault in the western VOK area, where they are only locally well-exposed. They include common mudstone, siltstone, and thin- to medium-bedded sandstone. They are typically tightly folded and complexly faulted. Relationships between these rocks and the other Upper Triassic rocks described below remain incompletely understood. They may in part represent Jurassic rocks, which in places, such as in the south-eastern most part of the map area, are broadly similar in appearance.

Massive and locally well-layered volcanic siltstone, and subordinate litharenite and pebble conglomerate (typically locally-derived); contains common carbonate concretions; medium to dark green.

The concretion-bearing fine-grained sedimentary sequence occurs in the VOK area and is really only well-defined in drill holes. The green silty to muddy rocks typically occur in the immediate footwall of the Upper Triassic rhyolites in the “VOK syncline,” and are commonly separated from the rhyolites by a meter-scale zone of intensely sericite(?)-altered rocks with a distinctive and vivid green colour. Whether or not the overall green colour of this sequence of rocks is alteration-related or a primary feature remains to be established.

In general this sequence of rocks is poorly-stratified, particularly when compared to the dark grey to black rocks described above. Locally however, the sequence contains well-and thinly- bedded tuffaceous or reworked tuffaceous rocks over core intervals of several meters or more. Locally interbedded with the finer-grained rocks are pebble to cobble conglomerate and sandstone which typically contain subangular to subrounded clasts that appear to be locally- derived. The distinctive and characteristic concretions common to these rocks may take many forms, but typically have rounded outlines. They consist largely of calcite, pyrite and chlorite, and while they are typically on the order of several centimeters in scale, they can range in size up to several tens of centimeters in the long dimension. As mentioned above, the relationship between the green fine-grained rocks and their presumably age-equivalent dark coloured fine- grained but well-stratified equivalents to the north-west remains to be firmly established. At this stage they are interpreted to interfinger.

Rhyolite

Massive to flow-banded, and commonly fragmental; may include associated rhyolite pebble conglomerate and siliceous (and/or silicified sandstone); pale coloured; extremely well indurated. Typically barren of precious metal mineralization. The rhyolite may in part be in place but may also possibly represent locally extensive blocks eroded from the Stuhini Group and incorporated in the overlying rocks of the lowermost Hazelton Group. Only occurs at surface in western VOK area.

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Siliceous Argillite

Black very well indurated siliceous and very fine-grained sedimentary rocks. Typically intensely veined by white quartz vein stockwork and possibly represent a siliceous exhalite.

Lower Jurassic

Heterolithic volcanic coarse cobble to boulder conglomerate and associated sandstone.

Polylithic volcanic cobble to boulder conglomerate is common in the VOK area, where it is commonly a medium green colour (sericitized?) in drill core; in surface outcrops it is typically limonite-stained. The conglomerate is very poorly sorted, and includes common volcanic lithologies, including common fragments of hornblende feldspar phyric latite, as well as moderately  common  rhyolite  clasts/fragments and  less  common  but  locally  abundant sedimentary rock fragments; it is typically interbedded with pebble conglomerate, pebbly sandstone, and local sandstone; all are typically intensely pyrite- and sericite-altered.

Poorly stratified, very poorly sorted pebbly volcanic litharenite to sandy pebble or cobble conglomerate; typically medium to dark green.

Generally massive to very weakly stratified, these are typically dark green to locally maroon in colour. May be distinguished by the presence of scattered sub-angular to sub-rounded relatively resistant pebbles and cobbles of rhyolite, but also commonly contain scattered flattened latite to trachyandesite volcanic rock fragments, as well as very local rounded concretions. Groundmass material, which predominates, appears to be feldspar crystal-rich (arkosic) volcanic litharenite. Probably represent reworked tuffaceous rocks, and appears to grade laterally and upward into the pyroclastic rocks described below.

Latite to trachyandesite coarse pyroclastic rocks: medium to coarse lapilli tuff and tuff-breccia; typically dark green.

Coarse lapilli tuff and tuff-breccia occur in the core of the VOK syncline as well as to the east and along trend to the north. These rocks are characterized by the presence of distinctive and typically angular chlorite-altered and commonly hornblende- and feldspar-bearing volcanic rock fragments. The volcanic rock fragments may locally range in size up to several meters in long dimension. The pyroclastic rocks are most likely the lateral equivalents of latite to trachyandesite flows described below.

Maroon, mauve and subordinate green, poorly sorted and weakly stratified volcanic cobble to boulder conglomerate.

Generally coarse-grained and sedimentalogically immature cobble to boulder conglomerate rocks are well exposed along the eastern margin of the map area, on the ridge above the Knipple glacier. The rocks are only locally well-stratified and are typically poorly sorted, with angular to sub-angular and locally sub-rounded clasts. They are locally interbedded with maroon to red mudstones, and with rare tuffaceous rocks. They in part represent the lateral equivalents of latite flows described below.

Fine hornblende and (or) feldspar-phyric latite to trachyandesite flows and subordinate fragmental rocks.

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This suite of rocks, which are interpreted to represent a series of flows and related fragmental rocks, are characterized by the presence of phenocrysts of hornblende and plagioclase feldspar set in a groundmass rich in fine-grained potassium feldspar. The latites or  possible trachyandesites have yielded preliminary U-Pb zircon dates which vary by as much as 15 Ma. This is not surprising given that some flows, such as those near the eastern margin of the area shown in Figure 7.6, are clearly stratigraphically younger than some of the bodies farther west. This uncertainty relates in large part to the nature of what are generally poorly-stratified rocks, to the fact that the rocks have been folded and faulted, and to the fact that they have been intensely altered. The best exposed and least altered rocks lie along the eastern part of the mapped area and are clearly extrusive, with auto-brecciated rocks tailing out into laterally equivalent fragment- supported boulder and coarse cobble conglomerate.

Phenocryst type and grain size in the flows can vary widely in abundance and relative proportion. For example, relatively coarse-grained potassium feldspar phenocrysts may also be common along with plagioclase in some bodies. Gradational variation in phenocryst types in a number of drill holes suggests the possibility that varying phenocryst populations may be in part a  function of internal compositional variation, as opposed to variation between flows. Phenocrysts in these rocks are also commonly aligned and may help to outline a well-developed foliation and/or lineation. While foliations measured in outcrop generally conform to those developed regionally, there is a strong likelihood, particularly in the area east near Knipple Glacier, that the foliation does represent an extrusive flow-foliation. There is little doubt that this has been overprinted by later deformation, including folding. In the western part of the mapped area, fine-grained hornblende feldspar-phyric flows and subordinate coarse fragmental rocks directly overlie Upper Triassic rocks, perhaps with a relatively thin intervening sequence of Lower Jurassic black clastic rocks.

While the main focus of Pretivm’s 2011 geological work was on drilling, a new map was made in the general VOK area, where more detailed work focused on the area between Brucejack Creek at the north end and the Bridge Zone to the south, and between the Brucejack fault on the west and the East Knipple glacier on the east (Figure 7.7).

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Figure 7.7      Brucejack VOK Area Geology

At Brucejack, the most intense alteration appears to be focused in the rocks immediately underlying and overlying the unconformity between Upper Triassic and Lower Jurassic rocks. In the vicinity of VOK, this unconformity is locally marked by the presence of rhyolitic rocks, or rock fragments. They are considered to represent extrusive rocks, but may in part be preserved as erosional relics and in part as large blocks within the basal conglomerates and “reworked” volcanic  rocks of the lowermost Hazelton Group. These basal rocks are the interpreted equivalents of the Jack Formation of Henderson et al. (1992) however, the intense alteration which often masks the original rock types in this belt leads to many uncertainties and some confusion in assigning rock types and correlating them with other units. There are rocks at VOK that have been logged previously as volcanic, which upon closer examination may be better described as immature pebble to cobble conglomerates and associated pebbly sandstones, sandstones, and finer-grained lithologies derived from volcanic protoliths. When intensely altered they are readily confused with volcanic rocks, as they are derived entirely from them. Distinguishing these units by mapping is next to impossible within the intense gossan of the Sulphurets alteration zone, however by tracking them out into the less altered periphery, and by utilizing drillhole control, they appear to be equivalents to Jack Formation rocks, and to rocks of Henderson et al.’s (1992) Jack Formation, and Grove’s (1986) and Alldrick and Britton’s (1991) Unuk River and Betty Creek Formations.

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7.4       STRUCTURAL GEOLOGY

7.4.1      Introduction

The Brucejack Property is characterized by the presence of steep structural elements, including steeply dipping planar features such as bedding, foliation, or brittle faults, and steeply plunging linear features, such as fold hinges, pencil cleavage, or mineral lineations. The lineament that marks the Brucejack fault is the most obvious to anyone that first arrives on the Property. Perhaps the more notable is the east-west, steeply dipping foliation present in most rocks on the Property, and in particular the more altered rocks. Less obvious, but certainly related are the folds, likely occurring in two phases. These folds are less obvious because of the difficulty of tracing out contacts and recognizing bedding within the generally poorly stratified but highly altered Lower Jurassic rocks east of the Brucejack fault. Other notable structural elements which are of less certain origin include steeply plunging pencil cleavage, and a similarly steeply plunging mineral lineation, typically outlined by fine-grained amphibole.

7.4.2      Foliation

Foliation on the Property is pervasive, although it is best displayed in the most altered rocks which are the quartz sericite schists. While fine-grained muscovite defines the foliation in the altered rocks, foliation in the less altered rocks is typically outlined by both sericite and chlorite. In general, the most common foliation orientation is roughly east-west. Locally the orientation appears to be controlled more by the orientation of the nearest competent or resistant rock mass, which, in the case of the northwest-trending West Zone could be an extensive silicified stockwork (which, probably not coincidentally, parallels geologic contacts), or a relatively massive volcanic body, such as the hornblende feldspar-phyric flow underlying much of the Bridge Zone.

Within the broader zones of veining, individual veins, veinlets, and narrower stockwork zones generally have orientations which are sub-parallel to the foliation in the host rocks. The most foliated rocks are those immediately adjacent to the veins.

Locally up to several foliations, all typically steep, may be evident in the rocks. The West Zone Footwall and Golden Marmot Zones host good examples of this type of foliation. This typically occurs in the most intensely foliated lithologies, and/or in adjacent to quartz-vein zones, and where alteration is also the most intense. It is in these areas where the pencil cleavage is generally best-developed. In other places, the coarse pencil cleavage appears to have been developed by the intersection of steep (and commonly curvilinear) joint sets with the steep foliation.

7.4.3      Folding

On the southern part of the Property, south of Brucejack Lake and Brucejack Creek, the stratigraphy outlines arcuate south-westerly trending lithologic belts which probably represent sub-parallel curvilinear folds (Figure 7.7). Broad synclines of the north-east trending folds are interpreted to be occupied by massive flows of generally younger hornblende feldspar phyric latite to trachyandesite fragmental rocks. The corresponding anticlines have narrower trends and are outlined by cobble to boulder conglomerates and related immature volcaniclastic rocks. The more coarse-grained members of the conglomerates are commonly intensely quartz-sericite- pyrite altered. The frequency of the folding is on the order of half a kilometer.

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The relatively tight anticlinal crests and broader synclines are suggestive of a cuspate-lobate style of folding. The massive and more competent Lower Jurassic, Hazelton Group flows and coarse volcanic fragmental rocks underlie the synformal lobes. The less competent, but relatively well-stratified Upper Triassic Stuhini Group, along with the lowermost Jurassic Jack formation rocks underlying the cusps. As McPherson et al. (1994) noted, this phase of folding likely pre- dated formation of the foliation, as the foliation cuts across the trends of these folds with little evidence of deflection.

A second and probably more important set of folds is oriented normal to the north-easterly trends, and has much tighter wavelengths which are on the order of a hundred meters or so. Like their north-easterly-trending counterparts, they are delineated by the contacts between older, predominantly clastic rocks of the Jack Formation and Stuhini Group, and the younger, predominantly volcanic flows and associated coarse volcanic fragmental rocks of the Hazelton Group. As is the case with the north-east-trending folds, bedding, where it could be measured, is very steeply dipping. As a consequence, plunges of folds also appear to be very steep. Since the surface traces of these fold axes are parallel with the east-west trending foliation, these folds are interpreted to have been formed synchronously with the foliation.

7.4.4     Brittle faulting

As noted above, steep post-mineral brittle faults are present across the breadth of the Property. Many form well-defined lineaments, with that of the Brucejack fault being the most prominent. Few have any well-defined offsets, and most offsets appear relatively minor (less than several tens of meters). One exception is in the area near the western margin of Sulphurets glacier, to the north-west of Brucejack Creek, where clean and well-exposed outcrops show apparent dextral offsets of up to 20 or more meters along north-trending faults occupying lineaments which are sub-parallel to the Brucejack fault. Furthermore, many smaller-scale features on the Property show similar apparent displacements (K. Konkin, pers. comm. 2011). Many of the lineaments crosscut vein, vein-stockwork and alteration zones, suggesting that they are relatively young. Among these were several that were outlined by Newhawk in the West Zone drilling and underground work, including the Bruce Fault, a curviplanar west-trending fault dipping 60 or 70 degrees to the north which in part follows Brucejack Creek. McPherson et al. (1994) suggested that displacement on it was on the order of tens of meters.

7.5       MINERALIZATION AND ALTERATION

7.5.1     General Introduction

The most prominent geologic features on the Property are the gossanous alteration zones that form a north-south arcuate trend, lying mostly east of the Brucejack fault (Figure 7.5). These form a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred meters or more across, and approximately five kilometers in strike extent. Within this band, the high grade mineralization is generally associated with stockwork systems. These stockwork systems display good continuity and are characterized by the presence of veins of quartz, quartz-carbonate, quartz-adularia, and pyrite that are typically on the order of millimeters to 10’s of centimeters in thickness. In rare cases, veins may range in thickness up to nearly ten meters.

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To date, the larger mineralized zones such as VOK and West Zone, are up to 500 to 600 meters in strike length and down-dip extent, and are open in at least one direction. They may include areas with +25% quartz and/or quartz-carbonate-adularia as veins, vein-stockworks, and vein- breccias, as is shown on the plans and sections in the following section. The high grade mineralization has a structural component, where the bulk tonnage mineralization forms broader halos, not necessarily associated with veining at all. Most high grade zones are either on the margins of or contained within a zone of bulk mineralization. Also, most quartz veins are barren so the presence of veining is not necessarily indicative of mineralization; however, most (but not all) high grade gold intersections are associated with veins. Bonanza grade mineralization has been intersected in veins as narrow as a few centimeters, and up to veins exceeding a meter in width.

The most continuous mineralized features do not appear to be individual veins; instead they are more commonly stockwork veins and vein-breccia systems that often contain decimeter-thick discontinuous individual veins. The thickest veins are rare, do not display good continuity, and are commonly quite massive.

7.5.2     Alteration Overview

The quartz-sericite-pyrite (“QSP”) alteration typically contains somewhere between 2 and 20% pyrite. The alteration consists largely of fine-grained white mica (sericite) and abundant calcite, that together with the pervasive foliation, makes it very difficult to recognize protoliths in the alteration belt. Careful examination of drill core has shown that the coarse conglomeratic rocks near the base of the Hazelton Group form a preferential host to alteration and mineralization.

Mineralized  zones  show  abundant  evidence  for  deformation  at  all  scales.  This  includes brecciation and boudinage of larger veins, and common ptygmatic folding of veinlets. There is some indication that flattening of stockwork, parallel with the foliation has occurred. This can be seen on a broad scale since the majority of the mineralized structural systems are east-west which is believed to have been syn-formational with the foliation; however, locally veining and vein breccias are also seen cross cutting the foliation.

Late, relatively undeformed veins do exist on the Property. For example, there is a very common set of gently-dipping, discontinuous quartz-carbonate chlorite veins. These commonly have associated iron carbonate but little sulphide, and occur property-wide. In addition competent lithologic bodies, in particular more siliceous ones such as the rhyolites, are characterized by the presence  of  networks  of  millimeter-scale  quartz  veinlets,  many  of  which  appear  to  be undeformed, and most of which are free of sulphides.

The alteration hosts forty or more known mineralized zones along its length (Figure 7.8). They vary somewhat in style of veining and in gold and silver grades and ratios, and many have yet to see significant exploration drilling. There are important differences among them but also many similarities. They range from structurally controlled, high-grade gold-rich, silver-poor zones such as VOK, to high-tonnage but relatively low-grade, such as Bridge Zone. Another variety is in the West Zone, which carries very good silver grades along with significant gold mineralization.

While in general the alteration zones on the Property appear to parallel the overall structural- stratigraphic trend north-ward toward Snowfield, it is also important to note that in detail both the alteration and the many closely-related mineralized zones are discordant to the host rocks.

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That being said, the alteration and mineralization are generally not discordant to the regional foliation.

Previous  researchers  believed  that  there  was  a  connection  among  mineralized  zones.  For example, McPherson et al. (1994) believed that the north-west trending West, Shore, and Electrum (south margin of present VOK Zone) Zones were linked with the more east-west trending zones, such as Gossan Hill. They envisaged these as being rungs in a somewhat canted ladder to the “ladder legs” of the main zones. Drilling over the last few years has shown that the high grade mineralization in these zones are independent of each other, although the broader bulk tonnage mineralization from one zone may overlap with another.

7.5.3     General Mineralization Overview

Sulphide mineralization within the alteration zone consists of 2% to 20% disseminated pyrite and rare arsenopyrite. Broad zones of bulk tonnage mineralization, locally up to several grams per tonne gold, are generally proportional with the amount of anhedral pyrite. Euhedral pyrite is barren of any mineralization, without exception. Within the veins, sulphides consists of trace to 10% combined disseminated pyrite, tetrahedrite, tennantite, arsenopyrite, chalcopyrite, galena, sphalerite, pyrargyrite, polybasite, and rare native gold and electrum. Locally base metal rich veins can reach several meters in thickness, and contain up to 5% combined lead-zinc. There is a weak association of arsenic with all the gold mineralization, both high grade and bulk tonnage. Locally, coarse clots of black sphalerite are intergrown with the quartz veinlets that host high grade and bonanza grade gold mineralization. Again, the presence of base metals or arsenic does not necessitate corresponding gold mineralization.

Readers are referred to the 1993 Sulphurets Exploration Report (Visagie, 1993b) for detailed descriptions of the mineralized zones on the Property.

Margolis (1993) suggested the bulk tonnage mineralization originated from reaction of the volcanic pile with sea water. In this albitization process, a high temperature end product is magnetite. Later sulphidation of the magnetite created the reducing environment required to precipitate the gold. This mineralization likely formed very shortly after emplacement of the host volcanics.

The high-grade, structurally controlled mineralization was likely a three-stage process (Lewis, 1994), however, this interpretation is based almost exclusively on West Zone, and Shore Zone, the only areas extensively studied at the time. Stage I consisted of fault development and ground preparation. Pre-cursor structures to the West, Shore and Electrum Zones likely formed at this time, as steep north-west trending normal faults with limited displacement. Stage II consisted of syntectonic mineralization and alteration, with massive and stockwork veins emplaced within a differential stress field characterized by east-west compressional stress. The main vein orientations resulting from this stress are i) east-west dilational veins such as R8 and Big Sleep; and ii) north-west trending veins localized along pre-existing structures such as the West, Shore and Electrum Zones. Underground mapping on the West Zone indicates the north-west trending structures, particularly R6, have been brecciated while east-west trending structures have not. This would support the theory of reactivation along pre-existing north-west structures. Reactivation was probably sinistral in movement, and may account for the sigmoidal shape of the Big Sleep Zone. The localization of major vein systems generally within the volcanic rocks as opposed to the sedimentary rocks is likely the result of preferential ground preparation within the volcanics; however, there are high grade mineral intercepts at VOK in the Triassic sediments.

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Stage III was marked by the development of north-west trending cleavage and local warping of smaller veins as a result of northeast-southwest shortening (Lewis, 1994).

The VOK Zone was discovered in 2009, long after this original work. The mineralization is generally east-west, and follows a structural corridor along the axis of the interpreted syncline. Although mineralization can be found in all rock types, the contact of the basal conglomerate with the overlying pyroclastic units, and the contacts along the margins of the older rhyolite, appear to be most favourable. Mineralization appears to be concentrated  where these contacts are highly contorted and located with the structural corridor of the synclinal axis. Based on these observations, it appears that the previously developed structural analysis can be applied to the VOK Zone, and that most of the high grade and bonanza grade mineralization is related to east- west compressional stresses generating dilational veins along the synclinal axis.

7.6       DETAILED PROPERTY MINERALIZATION

There are more than 70 documented mineral occurrences and showings in the Sulphurets area. Copper, molybdenum, gold and silver mineralization found within gossans have affinities to both porphyry systems and to vein deposits with both mesothermal and epithermal characteristics. Most of the mineral occurrences are hosted in Upper Triassic rocks or in the lower and middle parts of the Hazelton Group (Britton and Alldrick, 1988).

Early Jurassic and less common Late Triassic sub-volcanic intrusive complexes are common in the Stikine terrane, and several host well-known precious and base metal rich hydrothermal systems. These include copper-gold porphyry deposits such as Schaft Creek, Red-Chris, Kemess, Mt. Milligan, and KSM, as well as Cu-Au replacement-style and porphyry(?) deposits such as Galore  Creek.  In  addition,  there  are  a  number  of  related  polymetallic  deposits,  including intrusive-related mineralization at Premier and Red Mountain, epithermal to mesothermal veins at Snip, Middle Jurassic subaqueous replacement and precious metals-enriched VMS mineralization at Eskay Creek, and Upper Triassic VMS mineralization at Granduc.

Within the Kerr-Sulphurets area, two basic styles of mineralization have been documented:

•	Porphyry-style gold mineralization associated with fine grained syenite to syenodiorite intrusive rocks, intrusive breccia and pyritization;
•
Silver-gold-base metal  epithermal  veins  occurring  within  or  adjacent  to  fine grained syenodiorite intrusions and associated with broad areas of intense sericite, quartz, pyrite alteration; these structurally controlled veins may or may not have significant sulphide contents.

The Property is dominated by silver-gold-base metal bearing epithermal veins, as described by Alldrick and Britton (1991).

7.6.1     Brucejack Property Mineralization Overview

The Property has been the focus of periodic exploration over the past several decades resulting in the discovery of many gossanous zones of gold, silver, copper and molybdenum–bearing quartz/carbonate veining, stockwork and breccia- hosted mineralization (Figure 7.8). Typically, the showings occur within gossanous rocks which reflect the weathering of disseminated pyrite in surrounding argillic and phyllic alteration zones. The extent of the gossans, their intensity of alteration and the tenor of the contained mineralization make them attractive exploration targets (Alldrick and Britton, 1991); most have been extensively surface-sampled and many have been drill-tested by at least a few shallow holes.

The mineralization on the Brucejack Property typically consists of quartz-carbonate-adularia, gold-silver bearing veins, stockwork and breccia zones, along with broad zones of disseminated mineralization. The veins are hosted within variably altered potassium feldspar-bearing volcanic rocks which have been overprinted by sericite-quartz-pyrite±clay alteration. The currently-held interpretation is that the higher-grade mineralization is structurally-controlled and was remobilized from pre-existing disseminated-style mineralization during later-stage deformation, perhaps related to development of the Skeena fold belt in mid-Cretaceous time (see below).

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An alternative interpretation envisages the high-grade mineralization emplaced as a late-stage pulse  of mineralization during the later stages in the development of a broad field of disseminated to stockwork-style mineralization. The hydrothermal system was most probably localized along synthetic structures to a “proto-Brucejack” fault zone, and these structures, along with the proto-Brucejack fault itself, were likely syn-volcanic, and may have been mineralized, and re-mineralized, over a considerable period of time during deposition of the potassic volcanic rocks of the Lower to lower Middle Jurassic Hazelton Group. In this scenario, the various styles of vein mineralization, with differing gangue and sulphide mineral assemblages, are seen as being emplaced at relatively widely separated times during the Early to early Middle Jurassic. For the relatively late, distinct, and very gold-rich phase at VOK, this alternative would have it being emplaced along an intensely altered zone which, once weakened, later became a locus for deformation, including folding across  the VOK  syncline, in mid-Cretaceous time, probably during deformation related to development of the Skeena fold belt.

Figure 7.8       Historical Map with Mineral Deposits and Occurrences

130°1
Claim Boundary
N
Hanging Glacier
56°30'
GOLDEN MARMOT
ARSENOPYRITE
MILLVIEW
GOLDEN MARMOT
RED RIVER
SG
EAST SIDE
MADDUX
YELLOW RIBBON
COOGAN'S BLUFF
CAMINO REAL
GRACE
NORTH SHORE
Sulphurets Glacier
BIG SLEEP
SHORE
GOSSAN HILL
TOMMYKNOCKER
Camp
WINDY POINT
367
WEST ZONE
ERASER/BIELECKI
WATERLOO
GALENA HILL
INTERFACE
NAPOLEON
SPINE
ELECTRUM
MAMMOTH
GOLDEN ACRES
Glacier
QUARTZ HILL
BRIDGE
AGATHA
JESSICA
FLETCHER, ARSENIC, LACE
Sulphurets Glacier
Historical Property Boundary Outline
SG Mineral Deposit w/Resources
Mineral Occurrence
0
1 Kilometre
Pretivm Resources Inc.
Mineral Deposit Occurrences
Brucejack Property
NTS: 104B/8&9 Skeena M.D. British Columbia

(Note: modified qfter Budinski, 1995)

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As envisaged by Lewis (1994), veining and deformation was likely a three-stage process:

•
Stage 1  is  interpreted as  an  initial episode of  fault-development and  ground preparation. Pre-cursor structures to the West, Shore, and VOK Zones likely formed at this time, as steep north-west trending normal faults with limited displacement, cutting all rock types.

•
Stage 2 involved development of syntectonic veining and alteration. Massive and stockwork vein systems were emplaced within an east-west compressional stress field. The main vein orientations resulting from this stress are:

•	(i) East-west dilational veins;
•	(ii) North-west trending veins localized along pre-existing structures such as the West, Shore, Bridge and VOK Zones.
•
Underground mapping at the West Zone indicated that the north-west trending structures were brecciated, while east-west trending structures were not. This would support the theory of reactivation along pre-existing north-west structures. Reactivation was probably sinistral in movement. The localization of major vein systems within the volcanic rock as opposed to the sedimentary rock is likely the result of preferential ground preparation.

•	Stage 3 was marked by the development of north-west trending cleavage and local warping of smaller veins as a result of northeast-southwest shortening.

Pretivm reviewed all of the historical and ongoing exploration results, and has identified ten zones of potentially economic mineralization. Eight of the zones were modeled and are included in the resource estimate herein and are described in the following sections. The ten zones identified on the Property are:

•	West Zone
•	West Zone Footwall Zone
•	Valley of Kings Zone (“VOK”)
•	Gossan Hill Zone
•	Galena Hill Zone
•	Bridge Zone
•	Low grade Halo Zone
•	Shore Zone
•	SG Zone
•	Waterloo Zone

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Figure 7.9    Outline ofTen Zones Identified on the Property

Brucejack Property:
2011 Exploration Zones
GOLDEN MARMOT
Catear Property
BONANZA/ SG ZONE
GOSSAN HILL
SHORE ZONE
Brucejack Lake
Brucejack Fault
WEST ZONE
Brucejack Camp
WATERLOO
VOK NORTH
GALENA HILL
VOK ZONE
BRIDGE ZONE
0.5 km

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7.6.1.1 Vein Mineralization

The zones of gold-silver-copper-molybdenum mineralization comprising the Brucejack area are, for the most part, considered the product of fault and fracture-controlled hydrothermal activity, and are probably related to intrusive activity at depth.

In general, vein mineralization appears to represent a complex system of multiple generations and styles of mineralization and alteration. Veins can generally be classified on the basis of metal content and gangue mineralogy. Typically the exposed veins are thin (<1 m) and short (<50 m). Individual veins may coalesce into denser vein systems, especially in the more intensely altered areas; locally they may represent in excess of 25% of the rock mass. Such vein systems typically grade gradually into strongly silicified wallrocks. Adularia is common in some veins, and as is seen in West Zone, is often found as pseudomorphs after coarsely bladed calcite.

Base-metal bearing quartz veins consist primarily of thin stringers of quartz ± carbonate which locally contain mm- to cm-scale zones of disseminated or blebby sulphides, which in order of abundance are pyrite, galena, and sphalerite. Such veins are found locally across the Brucejack Plateau outside the main areas of alteration, and as in the main zones, individual veins are typically gossanous in outcrop.

Precious and base metal veins (e.g., West Zone) are polymetallic stockworks of thin veins and fracture fillings. Tension gash structures are common. The veins show complex crosscutting relationships that suggest repeated fracturing and filling as the host rocks underwent brittle fracturing. Where visible, gold in the form of electrum typically occurs as coarse aggregates or late stage fracture fillings, as rims on subhedral quartz crystals, or as lace-like networks formed around coarse grains of adularia. Seams of electrum up to a centimeter in thickness have also been observed in sericitized country rocks, with little obvious association to more gangue-rich veins.

Appreciable silver grades are generally present in mineralized zones where gold to silver ratios are less than 1:10, whereas all of the known bonanza grade intersections on the Property have gold to silver ratios of roughly 2:1. In general, and with exception of the West Zone, silver- dominant veins tend to be restricted in extent. High-grade silver mineralization occurs as silver sulphides and sulphosalts that are related to adularia-rich veins in which adularia pseudomorphs bladed calcite; these appear to be relatively late stage.

Precious metal mineralization may be confined to one particular episode of veining, and not necessarily the same vein episode as that in which the base metal mineralization was emplaced. The gold is associated with pyrite + electrum in quartz ± calcite veins. Arsenopyrite may occur peripherally in the host rock.

Barite veins were first discovered by Bruce and Jack Johnson in 1935 near the outflow of Brucejack Lake. They consist of coarsely crystalline barite with minor quartz, carbonate, and sulphides.

7.6.1.2 Detailed Description of Mineralized Zones

The following descriptions of the mineralization of the West, Bridge, Low Grade Halo, Galena Hill, Shore, SG, Gossan Hill and VOK Zones of the Property were provided by Mr. Ken McNaughton, Vice President and Chief Exploration Officer for Pretivm.

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West Zone

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 m to 500 m thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The  West  Zone  deposit  itself  comprises  at  least  10  quartz  veins  and  mineralized  quartz stockwork ore shoots, the longest of which has a strike length of ~250 m and a maximum thickness of about ~6 m. Most mineralized shoots have vertical extents that are greater than their strike lengths. Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain and what Roach and Macdonald (10991) interpreted as sinistral, mainly ductile deformation. Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals. Thus, at the West Zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate. The combined thickness of the alteration zones across the central part of the deposit is 100 to 150 m.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite. Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

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Figure 7.10     West Zone Assay Cross Section

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Figure 7.11    West Zone Geological Cross Section

PRETIVM
West Zone
Cross-Section
View Northwest
SW
NE
1,400 mN
1,300 mN
1,200 mN
1,100 mN
1,000 mN
SU-279
SU-240
SU-222
SU-211
SU-207
0.78g/t Au, 37.5 g/t Ag
37.5m
1.67 g/t Au, 216.6 g/t Ag
13.5m
2.15 g/t Au, 614.0 g/t Ag
3.73m
0.89 g/t Au, 73.9 g/t Ag
23.5m
1.21 g/t Au, 6.6 g/t Ag
56.0m
3.57 g/t Au, 103.4 g/t Ag
6.84m
6.82 g/t Au, 224.3 g/t Ag
4.04m
1.29 g/t Au, 12.7 g/t Ag
113m
6.00 g/t Au,
34.7 g/t Ag
24.62m
1.10 g/t Au, 53.33 g/t Ag
87m
0.69 g/t Au, 4.9 g/t Ag
64.5m
quartz stockwork and veining
andesitic pyroclastic rocks
hornblende feldspar phyric volcanic rocks (flows, subordinate fragmentals)
West Zone mineralized body
0
100
metres

Valley of Kings Zone

The Valley of the Kings Zone (“VOK”) is approximately 500 m south of West Zone, and was initially explored by Esso Minerals in 1981. It was later explored by Newhawk Gold Mines (NGM) and named the Spine Zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend. This particular stockwork is topographically prominent but generally quite barren. The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 ppm gold.

The first diamond drill program at VOK was conducted by Silver Standard Resources (SSR) in 2009.  This  program  intersected  a  number  of  intervals  of  high grade  gold mineralization, including one of 16,948 g/t gold and 8695 g/t silver over 1.5 m in hole SU-012 and two additional 1.5 meter intersections between 40 and 80 g/t gold in that hole and four more spread between holes SU-034 and 035. Additional diamond drilling in 2010 included 12 drill holes totalling 4,871 m. The results of this program were very encouraging, with five of the holes intersecting high grade gold mineralization, including intersections in holes SU-040 and SU-084 which returned 5,850 g/t Au and 5,480 g/t Au, respectively. Pretivm’s drilling at the VOK in 2011 totalled 101 holes and more than 43,100 m.

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The VOK mineralized zone trends approximately west-northwest to east-southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 m. The zone is up to 150 m wide and is bound to the west by the Brucejack fault but remains open at depth and to the east. Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurrassic age appear to plunge moderately to the east. Variably altered hornblende feldspar phyric volcanic rocks of intermediate composition (most probably latite) are interpreted as forming the youngest rocks of the sequence at the VOK, and are seen outcropping to the south, west and to the northwest, and broadly correlative coarse pyroclastic rocks, including common lapilli tuff and tuff breccia may occupy the core of the VOK syncline. Underlying these are interbedded volcanic-derived immature sedimentary rocks, including common pebble and cobble conglomerate and pebbly sandstone. The sedimentary sequence is considered correlative with the basal Jack formation of the Hazelton Group. Generally thin and likely discontinuous rhyolite flows, as well as local siliceous exhalites have been mapped on surface and logged in drill core in the vicinity of this contact. A preliminary Upper Triassic U-Pb date from the rhyolite suggests that it is derived from beneath the unconformable contact, and Pretivm’s tentative view is that the rhyolites may, in part, be large blocks  resting  on  the  unconformity surface. Beneath  the  rhyolite  is  a  relatively thick  and generally poorly stratified sequence of fine-grained concretion-bearing mudstone and siltstone with locally interbedded immature but locally-derived sandstone and pebble conglomerate. In the vicinity of the VOK, contacts and even the unconformity appear to have been folded, commonly tightly. The contacts outline a complex east-plunging syncline with a flanking east-plunging cuspate anticline to the south and what appears to be an even more complex antiformal structure to the north. The northern limb of the fold opens to the northeast, where it may eventually reverse trend and continue to the northwest into the area between the West Zone and Gossan Hill. Much of the complexity may reflect the fact that the east-west trending folds are refolding an earlier northeast-trending set of folds, but some of the complexity may also reflect the fact that there may have been relief on the unconformity surface.

High-grade gold and silver mineralization within the VOK Zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 to 100 m wide zone which closely parallels the axis of the syncline. Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow- banded rhyolite. Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK, at the Waterloo Zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack fault.

Gold:silver ratios within the VOK Zone are typically 2:1 or higher, but may vary greatly. This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals. Additional precious metals-bearing minerals found in the VOK, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

As it is elsewhere on the Property, alteration at the VOK Zone is believed to be Early Jurrassic in age. It consists dominantly of quartz-sericite-pyrite, with lesser sericite-chlorite. The most pervasive of the intense alteration is observed within the sedimentary and fragmental volcanic rocks. Within them, the abundance of phyllosilicate minerals, and the subsequent deformational overprint, has resulted in the development of a pervasive east-west trending and steeply dipping foliation. In the VOK, the foliation appears to be axial planar to the main fold trend.

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Figure 7.12    VOK General Geology Map

Figure 7.13    VOK Cross Section 6500E

S
N
PRETIVM
VOK
Cross-Section
View West
6500E
Synclinal Axis
SU-249, 3,880 ppm Au
SU-12, 16,949 ppm Au, 8,696 ppm Ag
SU-266, 13,600 ppm Au
SU-040, 5,850 ppm Au
1,500m
1,400m
1,300m
1,200m
1,100m
0
100
metres
Lower Jurassic
quartz stockwork and veining
finely hornblende and(or) feldspar phyric latite to trachyandesite flows and subordinate fragmental rocks latite to trachyandesite coarse pyroclastic rocks; medium to coarse lapilli tuff and tuff-breccia; typically dark green dark grey to black polylithic volcanic conglomerate and associated dark grey to black sandstone heterolithic volcanic coarse cobble to boulder conglomerate and associated sandstone siliceous pebble-bearing and silica-cemented pyritic volcanic cobble and pebble conglomerate
Upper Triassic
siliceous argillite; black, but commonly veined by white quartz rhyolite; massive to flow-layered and commonly fragmental; may include commonly associated rhyolite pebble conglomerate and siliceous (and/or silicified sandstone); pale coloured, commonly cut by quartz veinlets thin-bedded, well-bedded fine-grained sedimentary rocks; dark grey to black massive to locally well-layered volcanic siltstone, and subordinate litharenite and pebble conglomerate (typically locally-derived); contains common carbonate concretions; medium to dark green
5 - 10 g/t Au
10 - 100 g/t Au
100 - 1000 g/t Au
> 1000 g/t Au
0.5-10.0 g/t Au
high grade Au shell

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Figure 7.14    VOK Geology Cross Section 6650E

S
N
PRETIVM
VOK
Cross-Section
View West
6650E
SU-252
SU-195
SU-230
SU-237
SU-242
Synclinal Axis
SU-056
SU-195, 1,320 ppm Au
SU-195, 5,740 ppm Au
SU-230, 7,420 ppm Au
0
100
metres
Lower Jurassic
quartz stockwork and veining
finely hornblende and(or) feldspar phyric latite to trachyandesite flows and subordinate fragmental rocks latite to trachyandesite coarse pyroclastic rocks: medium to coarse lapilli tuff and tuff-breccia; typically dark green dark grey to black polylithic volcanic conglomerate and associated dark grey to black sandstone siliceous pebble-bearing and silica-cemented pyritic volcanic cobble and pebble conglomerate
Upper Triassic
siliceous argillite; black, but commonly veined by white quartz thin-bedded, well-bedded fine-grained sedimentary rocks; dark grey to black rhyolite; massive to flow-layered and commonly fragmental; may include commonly associated rhyolite pebble conglomerate and siliceous (and/or silicified sandstone); pale coloured, commonly cut by quartz veinlets massive and locally well-layered volcanic siltstone, and subordinate litharenite and pebble conglomerate (typically locally-derived); contains common carbonate concretions; medium to dark green
5 - 10 g/t Au
10 - 100 g/t Au
100 - 1000 g/t Au
> 1000 g/t Au
0.5-10.0 g/t Au
high grade Au shell

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Gossan Hill Zone

The mineralized zone known as Gossan Hill is a circular area, about 400 m in diameter, of intense quartz-sericite-pyrite alteration developed in Lower Jurassic volcanic rocks. The visually impressive alteration zone at Gossan Hill is host to at least eleven quartz vein and quartz vein stockwork structures, most of which trend east-west and dip steeply to the north. Individual structures are up to 250 m long and 20 m thick.

Historical work undertaken at Gossan Hill has included rock-chip sampling, hand trenching and limited diamond drilling, with a few +400 m deep drillholes concentrated in the central part of the mineralized area. Precious metal mineralization at the Gossan Hill Zone occurs in two styles. As is the case elsewhere on the Property, a bulk tonnage style of mineralization is associated with anhedral pyrite and a fine quartz stockwork. Higher-grade gold mineralization at Gossan Hill differs somewhat from other zones on the Property in that it is associated with the larger quartz lenses, particularly where they contain local aggregates of pyrite, tetrahedrite, sphalerite, and galena. Electrum is observed in the bonanza grade intersections, while silver also occurs in tetrahedrite, pyragyrite, and polybasite.

Drilling in 2011 was focused on defining structural controls to mineralization within the larger lower grade halo. The program was very successful, with numerous holes intersecting very high grade gold mineralization; including 372.3 g/t Au across 7.1 m in hole SU-136, 16.4 g/t Au across 7.9 m in hole SU-147, 168.4 g/t Au over 1.5 m in hole SU-201, and 44.2 g/t Au over 14.0 m in hole SU-207.

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Figure 7.15    Gossan Hill Assay Cross Section 426600E

SU-047
SU-052
SU-185
SU-183
SU-118
SU-073
SU-137
SU-126
SU-211
SU-207
SU-050
Ag
Max value 100ppm
Au
Max value 10 ppm
EOH
PRETIVM
Gossan Hill
Cross-Section
View West
426600 E
Author:
Office:
Drawing:
0
25
50
100

Galena Hill Zone

The prospect known as Galena Hill is situated on a prominent hill southeast of the southern end of the West Zone and east of the VOK north zone. The hill is marked by widespread iron oxide staining of altered volcanic fragmental and reworked volcanic fragmental rocks and the slopes are commonly faced by quartz stockwork. The Galena Hill Zone was tested by Newhawk with
27 bore holes, with half of the holes being less than 100 m in length. The historical work suggested that the Galena Hill system was an underlain by east-west and northeast-southwest - trending sets of quartz veins and quartz stockworks within a zone of hydrothermal alteration and mineralization that was at least 460 m long and 300 m wide.

The host volcanic and volcaniclastic rocks are rich in lapilli-sized fragments and host local thin units of carbonaceous and cherty mudstone. A few holes intersected rhyolitic volcanic rocks and one hole (SU-05) yielded a 50 m long intercept of quartz which was enriched in gold and silver along its margins; unfortunately it is likely that the vein was intercepted at a low angle to the core axis and that the hole drilled down the dip of the vein.

As in the West Zone, gold mineralization at the Galena Hill Zone is preferentially associated with quartz veins, although the sericite-altered, intermediate composition host rocks are typically mineralized with disseminated pyrite and do host low- to medium-grade bulk tonnage style mineralization. In some veins, trace amounts of native gold and electrum are accompanied by veins which contain common trace  to  locally massive  sphalerite, chalcopyrite, and  galena. Galena Hill has produced a number of bonanza grade intersections, including intersections such as 1,025 g/t Au across 1.5 m (hole SU-53), 2,490 g/t Au across 1.59 m (hole SU-54), 5,480 g/t Au across 0.5 m (hole SU-84) and 1,710 g/t Au across 0.69 m (hole SU-106). These intersections may be structurally controlled and represent a significant high grade exploration target.

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Figure 7.16    Galena Hill Assay Cross Section 426875E

1,600mRL
1,500mRL
1,400mRL
1,300mRL
1,200mRL
1,100mRL
HoleID
Ag
Histogram
0.1 mm/unit
Max value 100ppm
Au
Histogram
1.0 mm/unit
Max value 10 ppm
EOH
mm given at scale of 1:3000
PRETIVM
Galena Hill
Cross-Section
View West
426875 E
Author:
Office:
Drawing
Scale: 1:3000
Projection: Non-Earth (meters)
0
25
50
100
metres

Bridge Zone

The Bridge Zone is located about 1,500m south of the West Zone and is centred on a three hectare-ha nunatak surrounded by ice of the eastern arm of the Sulphurets glacier. Geologists working  for  Newhawk  and  the  Geological  Survey  of  Canada  had  previously mapped  and sampled this outcrop, recognizing that it displayed strong sericite-pyrite alteration and that it was transected by a number of discontinuous mineralized quartz veins. The first drill hole to test the zone (SU-10) was drilled in 2009, and was extended in 2010. It intersected 601 m which averaged 0.76 g/t Au and 7.9 g/t Ag, including 118 m which averaged 0.99 g/t Au and 7.6 g/t Ag.

Further and much more extensive drilling in 2010 showed that the gold mineralization at the Bridge Zone is hosted by plagioclase-hornblende phyric volcanic rocks that in general are moderately to strongly sericite-chlorite altered, with disseminated and stringer pyrite making up a  few percent of the rock by volume. Quartz ± chlorite ± sericite veins, 20 cm to 200 cm in thickness, were intermittently intersected by the drill holes, and these commonly contain minor to trace amounts of pyrite, sphalerite, galena, molybdenite, and an unknown dark grey, silver- bearing sulphosalt(s). In 2010 it was observed that a number of holes in the Bridge Zone contained appreciable molybdenum. These were then analyzed for the strategic metal rhenium, with the further observation that the Mo/Re ratio was similar to that in mineralization to the north at Pretivm’s Snowfield Zone.

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A total of 47 drill holes now define the Bridge Zone, which not only includes broad intervals of bulk-tonnage style mineralization, but also numerous high grade intersections. Drilling in 2011 targeted a few of the high-grade intersections and the suggestion is that they are structurally controlled. Intersections from this year’s drilling include 458 g/t Au in a one meter intersection in hole SU-125, and a 19.0 g/t Au intersection across 5.85 m in hole SU-166.

Low Grade Halo Zone

Drilling in 2011 filled the gap in drill data which existed between the Bridge Zone and the VOK. This area was shown to host bulk tonnage mineralization, and as a result, the low-grade halos for Bridge Zone, VOK and Galena Hill have been combined into a single zone which encompasses all the peripheral mineralization.

Figure 7.17    Bridge Zone Assay Cross Section

1,500mRL
1,400mRL
1,300mRL
1,200mRL
1,100mRL
6,257,200mN
6,257,300mN
6,257,400mN
6,257,500mN
6,257,600mN
6,257,700mN
Ag
Histogram
0.1 mm/unit
Max value 100ppm
Au
Histogram
1.0 mm/unit
Max value 10ppm
EOH
mm given at scale of 1:5000
PRETIVM
Bridge Zone
Cross-Section
View West
426450 E
Author:
Office:
Drawing:
Projection: Non-Earth (metres)
0
25
50
100
metres

Shore Zone

A small gold-silver resource was identified by Newhawk along the north-eastern shore of the peninsula that extends into the west end of Brucejack Lake. Referred to as the Shore Zone, it is a zone of quartz veining hosted by foliated, sericite-altered trachyandesite that has a strike length of roughly 530 m and a maximum width of 50 m. The northwest-southeast trend of the zone is coincident with a pronounced lineament (likely a fault) which extends south-eastward from the Brucejack fault beneath Brucejack Lake.

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Several discrete quartz veins and quartz stockworks were traced along the zone, with historical drilling being concentrated on the southern end of the zone. The veins occur as ‘stacked’, en echelon, sigmoidal lenses of up to 100 m in length. The veins and vein stockworks consist predominantly of quartz with minor carbonate and barite, and they contain patchy sulphide mineralization consisting of variable quantities of pyrite, tetrahedrite, sphalerite, galena, and arsenopyrite. Electrum has been observed in trace amounts. Silver is present in some of the highest concentrations observed in the Brucejack area. Drilling in 2011 tested the northwest extension of the zone and returned modest results (Figure 7.18).

Figure 7.18    Shore Zone Assay Cross Section

1,400mRL
1,300mRL
1,200mRL
1,100mRL
1,000mRL
426,800mE
6,259,300mN
427,000mE
427,100mE
Ag
Histogram
Au
Histogram
EOH
PRETIVM
Shore Zone
Corss-Section
View Northwest
Author:
Drawing:
0
25
50
100
metres

SG/Bonanza Zone

The SG/Bonanza Zone is located in the north-central part of the Property. It is underlain by an area of a gossanous sericite-altered rock on the western side of the Brucejack fault. The zone is hosted in a series of quartz stockwork vein systems close to the fault as well as in an east- striking, 150 m-long quartz stockwork. Host rocks appear mainly to be fragmental latitic to trachyandesitic rocks,–likely somewhat re-worked tuff and lapilli tuff – that are intercalated with quartzo-feldspathic sandstone and minor siltstone, (Figure 7.19).

The best intercept at the SG/Bonanza Zone was in hole SU-004, which returned 1.62 g/t Au across 75 m, including 2.57 g/t Au across 27 m. This intersection contained surprisingly little quartz veining; instead, the mineralized lapilli tuff hosts only local quartz-carbonate stockwork veinlets and trace amounts of fine, acicular arsenopyrite, in addition to 1-3% disseminated pyrite. Pretivm believes that the gold mineralization may be associated with anhedral pyrite, as is the case at the Snowfield deposit, approximately 3-4 kms to the north. Drilling in 2011 extended the zone 50 m to the west, with hole SU-203 intersecting 24.5 m grading 1.14 g/t Au.

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Figure 7.19    SG Zone Assay Cross Section

1,600mRL
1,500mRL
1,400mRL
1,300mRL
1,200mRL
SU-091
SU-092
SU-191
6,259,900mN
6,260,000mN
6,260,100mN
6,260,200mN
EOH
PRETIVM
SG Zone
Cross-Section
View West - Northwest
0
25
50
100

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8.0       DEPOSIT TYPES

Mineralization on the Brucejack Property has previously been classified as an epithermal Au-Ag- Cu, low-sulphidation deposit (UBC deposit model No. H04). While there are certainly many features of the mineralized zones at Brucejack with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining. Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge Zone, and the fact that bulk tonnage style gold in some zones may be more closely correlated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems. Such a suggestion has some credence, particularly when one considers the common association of mineralization at Brucejack with hornblende feldspar phyric flows and fragmental rocks which are rich in groundmass potassium feldspar. Previously, these rocks have been interpreted as intrusive and therefore the mineralized zones were considered by, for example, McPherson et al. (1994), to be broadly “intrusive-related.”

Until the property-scale geologic framework is better established, and until Pretivm has a better understanding of the controls on the formation of the mineralized zones, the Company is refraining from rigid adherence to, and acceptance of, a single deposit model. In the meantime, Pretivm is taking steps to provide tighter constraints on the possibilities of deposit formation in the form of ongoing geochronological, petrographic, and whole rock geochemical studies, and is planning further similar studies, as well as stable isotopic and fluid inclusion work. One of the goals of such work will be to better understand what the components of the hydrothermal system were, and where the metals, water, and sulphur in the system, or systems, were derived from. The hope is that with this new information, Pretivm will be better able to define a deposit model for the Brucejack mineralized zones, and will be better able to place it in a camp-scale geologic framework which will help guide future exploration at both the Brucejack and Snowfield Properties.

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9.0       EXPLORATION

In September 2011, Quantec Geoscience was contracted to undertake a Spartan magnetotelluric (“MT”) survey of the Snowfield and Brucejack Properties. The exploration objectives were to map and detect porphyry mineralization to depth within the Snowfield and Brucejack Projects, and to establish an understanding of the geological system and fluid pathways to great depth within the Snowfield and Brucejack survey area. Results were presented in report number CA00893S, dated September 13, 2011.

There were between 56 and 57 lines surveyed at a spacing of 500 m.

The following definition of MT is taken from Quantec’s report. “The (MT) method is a passive/inductive method which measures the time-variations in the Earth’s natural electric (E) and magnetic (H) fields to image the subsurface resistivity below the sounding site. No source or transmitter is used. The E and H fields are measured over a broad range of frequencies from 10 kHz to 1Hz (worldwide lightning activity), and from 1Hz to 0.001Hz (oscillations of the Earth’s ionosphere as it interacts with the solar wind). While the E and H fields are random, (solar wind and lightning activity) the ratio of the fields depends on the subsurface resistivity structure”.

The 16 scattered MT stations over the southern part of the Brucejack area provided a preliminary understanding of the resistivity contrasts. There are clear contrasts between rock types and a significant interpreted northerly structure that appears to correlate with indicated mineralized zones from the Bridge to West Zones. A second interpreted ENE structure is also apparent that may offset the northerly structure. The 16 stations are sparse coverage over 2+ sq. km. with significant topography, and show differences in resistivity responses between individual stations. While these data may suggest geologic features they should be used with caution. Three dimensional figures from the Quantec report are presented in Figure 9.1 and Figure 9.2.

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Figure 9.1       3-D Geophysical Model according to Quantec MT Survey

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Figure 9.2      3-D Geophysical Model According to Quantec MT Survey

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10.0     DRILLING

In 2011, a total of 72,805 m of drilling was completed in holes SU-110 to SU-288. A drill plan map is presented in Figure 10.1. Table 10.1 presents the drill collar coordinates, and results of the drilling in 2011 are presented in Table 10.2. Appendix-II contains a complete table of drill hole intersections with cut and uncut values.

At the end of each drill shift all core was transported by helicopter to the handling, logging, and storage facility on site. Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run. All lithological, structural, alteration, and mineralogical features of the drill core were observed and recorded during the geological logging procedure. This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres. Within any geologic unit, sample intervals of 1.5 m long could be extended or reduced to coincide with any geologic contact. Sample lengths were rarely greater than two metres or less than 0.5 m, and they averaged 1.52 m long.

Upon completion of the geological logging, the samples were sawn in half lengthwise. One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box. The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

It is the author’s opinion that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

The author believes that drilling has been conducted using industry best practice guidelines.

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Figure 10.1   2011 Brucejack Property Diamond Drill Plan

GOLDEN MARMOT ZONE
SG / BONANZA ZONE
GOSSAN HILL
SHORE ZONE
WEST ZONE
WEST ZONE FOOTWALL
GALENA HILL ZONE
WATERLOO ZONE
VALLEY OF THE KINGS ZONE
BRIDGE ZONE
426000 E
427000 E
428000 E
425000 E
6262000 N
6261000 N
6260000 N
6259000 N
6258000 N
6257000 N
LEGEND
Drill Hole Collars
2009
2010
2011
SCALE 1 : 15000
(m)
-100 0 100 200 300 400 500
UTM NAD83 ZONE 9

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TABLE 10.1
DRILL COLLAR COORDINATES 2011 DRILLING
Drillhole	UTM E	UTM N	Ele v	Az	Dip
SU-111	426,919	6,258,296	1,442	180	-50
SU-112	425,990	6,258,097	1,539	45	-50
SU-113	426,350	6,257,909	1,554	360	-47
SU-114	426,403	6,257,877	1,570	360	-50
SU-115	426,456	6,258,015	1,530	180	-50
SU-116	426,866	6,258,338	145	180	-50
SU-117	426,424	6,257,575	1,526	360	-50
SU-118	426,623	6,259,317	1,430	180	-52
SU-119	426,456	6,258,015	1,530	180	-65
SU-120	426,350	6,257,909	1,554	360	-59
SU-121	426,698	6,258,747	1,395	225	-50
SU-122	426,403	6,257,877	1,570	360	-65
SU-123	426,767	6,258,890	1,372	225	-50
SU-124	426,532	6,259,456	1,443	160	-50
SU-125	426,431	6,257,362	1,534	360	-50
SU-126	426,627	6,259,424	1,442	180	-50
SU-127	426,456	6,258,015	1,530	180	-44
SU-128	426,403	6,257,977	1,538	360	-50
SU-129	426,456	6,258,015	1,530	180	-57
SU-130	426,506	6,257,931	1,538	360	-50
SU-131	426,723	6,258,709	1,404	225	-50
SU-132	426,351	6,258,000	1,532	360	-47
SU-133	426,537	6,259,528	1,440	50	-50
SU-134	426,660	6,257,307	1,635	360	-50
SU-135	426,311	6,257,955	1,539	360	-50
SU-136	426,675	6,259,369	1,446	180	-50
SU-137	426,583	6,259,405	1,448	180	-50
SU-138	426,351	6,258,000	1,535	360	-56
SU-139	426,504	6,257,932	1,536	360	-65
SU-140	426,351	6,258,000	1,535	360	-65
SU-141	426,482	6,258,024	1,534	180	-50
SU-142	426,504	6,257,932	1,536	360	-57
SU-143	426,626	6,258,820	1,365	225	-50
SU-144	426,483	6,259,405	1,445	180	-50
SU-145	425,990	6,258,097	1,540	45	-65
SU-146	426,606	6,257,853	1,550	360	-50
SU-147	426,502	6,259,247	1,434	180	-50
SU-148	426,482	6,258,024	1,534	180	-65
SU-149	425,990	6,258,097	1,540	45	-44
SU-150	426,311	6,257,955	1,539	360	-65
SU-151	426,697	6,257,175	1,646	360	-75
SU-152	426,275	6,259,325	1,383	230	-50
SU-153	426,780	6,259,310	1,405	40	-50

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Drillhole	UTM E	UTM N	Ele v	Az	Dip
SU-154	426,577	6,258,717	1,390	225	-59
SU-155	426,482	6,258,024	1,534	180	-45
SU-156	425,990	6,258,097	1,540	45	-54
SU-157	426,313	6,257,794	1,530	35	-50
SU-158	426,481	6,257,412	1,533	360	-50
SU-159	425,990	6,258,097	1,540	45	-61
SU-160	426,311	6,257,955	1,539	360	-57
SU-161	426,381	6,257,412	1,523	360	-50
SU-162	426,577	6,258,717	1,390	225	-50
SU-163	426,406	6,257,756	1,542	360	-50
SU-164	426,482	6,258,024	1,534	180	-57
SU-165	426,373	6,257,625	1,515	360	-50
SU-166	426,431	6,257,327	1,536	360	-50
SU-167	426,311	6,257,955	1,539	360	-44
SU-168	426,866	6,258,396	1,433	180	-50
SU-169	426,470	6,257,628	1,540	360	-50
SU-170	426,596	6,257,787	1,576	360	-55
SU-171	426,455	6,258,028	1,532	180	-50
SU-172	426,677	6,259,116	1,452	360	-50
SU-173	426,910	6,259,660	1,389	220	-50
SU-174	426,406	6,257,756	1,542	360	-55
SU-175	426,431	6,257,327	1,536	360	-58
SU-176	426,503	6,258,252	1,521	180	-47
SU-177	426,455	6,258,028	1,532	180	-55
SU-178	426,677	6,259,116	1,452	360	-43
SU-179	425,840	6,259,970	1,535	192	-50
SU-180	426,032	6,258,068	1,537	45	-52
SU-181	426,677	6,259,116	1,452	360	-56
SU-182	426,402	6,257,902	1,566	360	-50
SU-183	426,606	6,259,220	1,449	360	-45
SU-184	425,840	6,259,970	1,535	12	-50
SU-185	426,677	6,259,116	1,452	360	-61
SU-186	426,606	6,259,220	1,449	360	-65
SU-187	425,600	6,260,070	1,580	225	-50
SU-188	426,342	6,258,041	1,525	360	-45
SU-189	426,032	6,258,068	1,537	45	-65
SU-190	426,503	6,258,252	1,521	180	-52
SU-191	425,980	6,260,200	1,550	192	-50
SU-192	426,376	6,257,972	1,540	360	-45
SU-193	426,255	6,257,711	1,513	35	-50
SU-194	426,376	6,257,972	1,540	360	-52
SU-195	426,641	6,257,767	1,567	360	-50
SU-196	426,342	6,258,041	1,525	360	-50
SU-197	425,365	6,261,340	1,495	45	-50

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Drillhole	UTM E	UTM N	Ele v	Az	Dip
SU-198	426,533	6,259,131	1,452	360	-50
SU-199	425,954	6,258,127	1,530	45	-52
SU-200	426,311	6,257,991	1,533	360	-45
SU-201	426,533	6,259,131	1,452	360	-62
SU-202	426,495	6,258,294	1,513	180	-45
SU-203	425,954	6,258,127	1,530	45	-65
SU-204	426,601	6,257,741	1,590	360	-54
SU-205	426,376	6,257,972	1,540	360	-58
SU-206	426,327	6,257,967	1,541	360	-45
SU-207	426,601	6,258,844	1,365	360	-45
SU-208	426,282	6,257,943	1,527	360	-45
SU-209	426,065	6,261,530	1,801	45	-50
SU-210	426,495	6,258,294	1,513	180	-48
SU-211	426,601	6,258,844	1,365	360	-62
SU-212	426,496	6,259,102	1,429	360	-69
SU-213	426,327	6,257,967	1,541	360	-52
SU-214	426,376	6,257,972	1,540	360	-65
SU-215	426,860	6,258,122	1,511	360	-46
SU-216	426,255	6,257,711	1,513	35	-46
SU-217	426,496	6,259,102	1,429	360	-45
SU-218	425,869	6,261,219	1,587	330	-50
SU-219	426,327	6,257,967	1,541	360	-58
SU-220	426,495	6,258,294	1,513	180	-60
SU-221	426,860	6,258,122	1,511	360	-54
SU-222	426,590	6,258,855	1,365	225	-50
SU-223	426,282	6,257,943	1,527	360	-52
SU-224	426,554	6,257,643	1,576	360	-53
SU-225	426,552	6,258,177	1,539	180	-50
SU-226	426,327	6,257,967	1,541	360	-65
SU-227	425,535	6,261,509	1,628	45	-50
SU-228	426,860	6,258,122	1,511	360	-64
SU-229	426,449	6,258,855	1,380	225	-50
SU-230	426,643	6,257,881	1,547	360	-65
SU-231	426282.00	6257943.00	1527	360	-58
SU-232	426311.00	6258090.00	1520	180	-50
SU-233	426520.0	6258926.0	1388	225	-50
SU-234	426501.70	6258125.00	1542	180	-57
SU-235	426430.10	6258028.00	1527	180	-50
SU-236	426552.20	6258252.1	1530	180	-50
SU-237	426642.90	6257880.50	1547	360	-59
SU-238	426452.70	6258252.1	1512	180	-50
SU-239	426311.00	6258090.00	1520	180	-60
SU-240	426519.7	6258784.3	1365	225	-50

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Drillhole	UTM E	UTM N	Ele v	Az	Dip
SU-241	426501.70	6258125.00	1542	180	-65
SU-242	426642.90	6257880.50	1547	360	-45
SU-243	426430.10	6258048.00	1530	180	-50
SU-244	426311.00	6258090.00	1520	180	-65
SU-245	426449.4	6258997.6	1376	225	-50
SU-246	426552.80	6257796.00	1574	360	-53
SU-247	426691.80	6257880.30	1545	360	-50
SU-248	426430.10	6258068.00	1531	180	-50
SU-249	426507.00	6258051.00	1539	180	-57
SU-250	426347.00	6257840.00	1541	360	-50
SU-251	426312.80	6257954.94	1539	360	-65
SU-252	426641.00	6257706.60	1592	360	-55
SU-253	426691.80	6257880.30	1545	360	-58
SU-254	426507.00	6258051.00	1539	180	-65
SU-255	426311.20	6257915.10	1543	360	-55
SU-256	426430.10	6258088.00	1530	180	-50
SU-257	426454.18	6257806.30	1573	360	-50
SU-258	426456.91	6258013.56	1530	180	-50
SU-259	426347.00	6257840.00	1541	360	-58
SU-260	426481.05	6257998.7	1532	180	-45
SU-261	426623.20	6257488.00	1576	360	-65
SU-262	426673.77	6257653.00	1608	360	-50
SU-263	426304.80	6257875.10	1533	360	-55
SU-264	426376.00	6258012	1528	180	-50
SU-265	426454.18	6257736.30	1556	360	-50
SU-266	426481.49	6258048.2	1538	180	-45
SU-267	426595.70	6257903.00	1546	360	-50
SU-268	426327.00	6257907	1545	360	-65
SU-269	426373.70	6258051.6	1523	180	-50
SU-270	426378.70	6258131.10	1506	360	-47
SU-271	426691.80	6257930.30	1550	360	-50
SU-272	426304.80	6257935.00	1537	360	-65
SU-273	426553.93	6258033.15	1547	180	-50
SU-274	426344.54	6258075.55	1524	360	-45
SU-275	426375.60	6258108.6	1516	180	-43
SU-276	426375.00	6258072.9	1526	180	-50
SU-277	426691.80	6257990.80	1540	360	-50
SU-278	426300.20	6258046.80	1517	360	-43
SU-279	426448.8	6258713.5	1406	225	-50
SU-280	426343.9	6258041	1525	360	-90
SU-281	426343.9	6258040.5	1525	360	-90
SU-282	426695.0	6258887.0	1365	225	-50
SU-283	426505.4	6258646.8	1406	225	-50
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Drillhole	UTM E	UTM N	Ele v	Az	Dip	Comment
SU-284	426378.6	6258926.9	1370	225	-50
SU-285	426378.1	6258784.5	1400	225	-50
SU-286	427040.7	6258644.2		225	-50	Mill 1 condemnation
SU-287	426581.1	6258567.9	1410	225	-50
SU-288	427301.6	6258543.3		225	-50	Mill 2 Condemnation

TABLE 10.2
SG/BONANZA ZONE-DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone
SU-179	109	125.5	16.5	0.76	3.6	SG/Bonanza Zone
SU-184	63	76.5	13.5	3.02	5.0	SG/Bonanza Zone
SU-187	10	14.5	4.5	1.71	2.1	SG/Bonanza Zone
SU-191	114.5	140	25.5	0.62	2.6	SG/Bonanza Zone

TABLE 10.3
BRIDGE ZONE-DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone	Comments
SU-117	6.5	26	19.5	1.54	3.4	Bridge Zone
SU-125	89	100	11	16.09	31.3	Bridge Zone	1 sample cut to 130 ppm Au
SU-134	114.5	215	100.5	1.21	7.4	Bridge Zone
SU-151	3	42	39	0.99	8.0	Bridge Zone	De e p hole to 1,047 m
SU-158	12	13.5	1.5	26.7	28.6	Bridge Zone
SU-161	61	62.5	1.5	20.2	17.1	Bridge Zone
SU-165	39.58	96.5	56.92	0.97	4.8	Bridge Zone
SU-166	197.5	243.5	46	2.55	5.0	Bridge Zone	1 sample cut to 130 ppm Au
SU-169	51	57	6	3.02	27.7	Bridge Zone
SU-175	112.5	144	31.5	1.38	3.7	Bridge Zone

TABLE 10.4
GALENA HILL ZONE DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au	Ave . Ag	Zone	Comments
SU-111	20	27.5	7.5	1.53	7.1	Galena Hill
SU-116	7.5	33	25.5	3.91	42.9	Galena Hill
SU-168	46	167	121	1.11	12.7	Galena Hill
SU-215	114.5	169.5	55.0	4.70	47.5	Galena Hill	1 sample cut to 130 ppm Au
SU-221	144.0	207.0	63.0	1.04	9.7	Galena Hill
SU-228	76.5	85.5	9	3.07	22.3	Galena Hill

TABLE 10.5
GOLDEN MARMOT ZONE DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone	Comments
SU-197	403.7	421.0	17.3	2.78	10.0	Golden Marmot	Exploration target
SU-209	366.5	392.5	26.0	0.77	11.5	Golden Marmot	Exploration target
SU-218	107.5	140.5	33.0	0.30	80.4	Golden Marmot	Exploration target
SU-227	186.21	192.5	6.29	1.0	3.5	Golden Marmot	Exploration target

(Note: exploration not modeled)
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TABLE 10.6
GOSSAN HILL/SHORE ZONE DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone	Comments
SU-118	2.13	8	5.87	1.32	5.1	Gossan Hill
SU-124	70	71.5	1.5	9.39	4.2	Gossan Hill
SU-126	9.5	14	4.5	5.19	5.8	Gossan Hill
SU-133	120	171	51	1.63	15.3	Gossan Hill/ Shore Zone
SU-136	49.5	56.19	6.69	1.79	3.4	Gossan Hill
SU-137	2.34	48	45.66	0.85	9.1	Gossan Hill
SU-144		No significant Values				Gossan Hill
SU-147	213	264.8	51.8	3.07	7.1	Gossan Hill
SU-152	137	161	24	1.58	5.1	Gossan Hill
SU-153	202	205	3	4.56	71.2	Shore Zone
SU-172	13.5	20	6.5	1.36	139.8	Gossan Hill
SU-173	228.5	258.5	30	1.27	30.4	Shore Zone
SU-178	10	24	14	0.55	133.2	Gossan Hill
SU-181	143.5	215	71.5	2.02	7.5	Gossan Hill
SU-183	73	86.5	13.5	1.08	2.5	Gossan Hill
SU-185	13.25	27	13.75	0.78	70.4	Gossan Hill
SU-186	79.5	107.1	27.6	0.92	2.3	Gossan Hill
SU-198	63.0	93.0	30.0	1.47	10.9	Gossan Hill
SU-201	52.0	53.5	1.5	168.5	94.1	Gossan Hill	-uncut
SU-207	179.0	227.5	48.5	7.7	22.3	Gossan Hill	2 samples cut to 130 ppm Au
SU-211	71.5	88.0	16.5	11.59	48.4	Gossan Hill
SU-212	40.0	53.0	13.0	1.68	2.3	Gossan Hill
SU-217	235.0	259.0	24.0	0.53	2.8	Gossan Hill

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TABLE 10.7
VOK ZONE DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone	Comments
SU-113	143.0	184.0	41.0	6.58	15.8	VOK	1 sample cut to 130 ppm Au
SU-114	128	156.5	28.5	1.11	7.2	VOK
SU-115	58.5	79.5	21	17.00	152.1	VOK	3 samples cut to 130 ppm Au, 1 cut to 2,100 Ag
SU-119	40.75	71.25	30.5	3.04	8.7	VOK	1 sample cut to 130 ppm Au
SU-120	157	163	6	2.28	9.8	VOK
SU-122	139.5	179.66	40.16	1.14	6.4	VOK
SU-127	58.5	73.5	15	7.20	12.0	VOK	1 sample cut to 130 ppm Au
SU-128	15	26.5	11.5	22.17	42.0	VOK	1 sample cut to 130 ppm Au
SU-129	43.5	72	28.5	2.47	9.9	VOK
SU-130	91.5	114	22.5	0.94	13.9	VOK
SU-132	55	98.86	43.86	3.38	27.0	VOK	1 sample cut to 130 ppm Au
SU-135	75	80.5	5.5	13.49	30.6	VOK	1 sample cut to 130 ppm Au
SU-138	93	94.5	1.5	14.15	202.0	VOK
SU-139	147.5	189	41.5	0.90	9.6	VOK
SU-140	90	108	18	1.15	10.5	VOK
SU-141	91	92.5	1.5	7.34	45.1	VOK
SU-142	127.5	129	1.5	5.82	7.6	VOK
SU-146	181	203.5	22.5	1.41	11.6	VOK
SU-148	105.5	122	16.5	3.40	17.0	VOK
SU-150	59.04	78.5	19.46	13.57	76.2	VOK	2 samples cut to 130 ppm Au, 1 sample cut to 2,100 Ag
SU-155	132	133.5	1.5	8.11	6.4	VOK
SU-157	43.5	49.5	6	37.8	50.4	VOK	1 sample cut to 130 ppm Au
SU-160	30.5	45.5	15	1.14	5.2	VOK
SU-163	176.5	201.5	25	2.04	4.4	VOK
SU-164	204	263	59	1.34	7.1	VOK
SU-167	20.5	48.5	28	0.79	7.6	VOK
SU-170	88.5	91.5	3	4.88	354.6	VOK	eastern step out
SU-171	1.61	18	16.39	1.32	15.5	VOK
SU-174	192.78	202	9.22	1.89	2.7	VOK
SU-176	5	46	41	1.08	8.9	VOK
SU-177	50	77.29	27.29	0.90	5.3	VOK
SU-182	107.5	139	31.5	1.69	8.9	VOK
SU-188	51	95	44	0.93	14.5	VOK
SU-190	10.62	51.5	40.88	1.03	7.0	VOK
SU-192	Hole caved at 60m					VOK
SU-194	13.5	108.5	95	1.10	10.3	VOK
SU-195	149.77	173.5	23.73	1.67	13.7	VOK
SU-196	7.5	102.9	95.4	0.75	7.7	VOK
SU-200	14.0	29.5	15.5	13.29	25.1	VOK	1 sample cut to 130 ppm Au
SU-202	60.0	70.8	10.8	2.09	8.9	VOK
SU-204	41.0	44.0	3.0	13.6	13.6	VOK
SU-205	81.0	103.0	22.0	0.82	11.5	VOK
SU-206	251.5	310.0	58.5	1.02	5.7	VOK
SU-208	422.0	475.5	53.6	2.20	3.1	VOK	1 sample cut to 130 ppm Au

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VOK ZONE DRILL HOLE INTERSECTION 2011
SU-210	31.5	79.5	48.0	0.85	7.8	VOK
SU-213	110.8	185.5	74.7	1.25	8.3	VOK
SU-214	293.0	387.0	94.0	0.95	3.6	VOK
SU-216	75.5	87.5	12.0	6.14	24.3	VOK
SU-219	72.0	170.5	98.5	1.60	13.4	VOK
SU-220	85.5	106.0	20.5	0.96	15.3	VOK
SU-223	137.5	139	1.5	16.8	37.7	VOK
SU-224	5	6.5	1.5	6.52	13.4	VOK
SU-225	300	330	30	1.4	7.1	VOK
SU-226	108	222	114	1.07	11.0	VOK
SU-230	162.5	163.65	1.15	17.6	19.3	VOK
SU-231	320.88	351.5	30.62	1.74	4.0	VOK
SU-232	158	177.5	19.5	1.13	4.7	VOK
SU-234	192	207	15	7.87	9.3	VOK
SU-235	29.3	53.5	24.2	1.96	9.1	VOK
SU-236	207.2	235.5	28.3	0.85	5.1	VOK
SU-237	144.52	147.52	3	87.15	248.4	VOK	2 samples cut to 130 ppm Au
SU-238	172	181	9	8.97	62.9	VOK
SU-239	61.5	63	1.5	165.0	78.3	VOK	-uncut
SU-241	225.82	235.5	9.68	18.53	11.1	VOK	1 sample cut to 130 ppm Au
SU-242	123.5	133	9.5	1.44	4.1	VOK
SU-243	35.5	78.79	43.29	3.53	16.9	VOK
SU-244	163.5	165	1.5	20.70	8.8	VOK
SU-246	274.61	313.5	38.89	0.80	3.8	VOK
SU-247	138.5	141.5	3	10.49	12.8	VOK
SU-248	110	118.32	8.32	1.57	40.7	VOK
SU-249	115.59	117.5	1.91	37.29	460.0	VOK	1 sample cut to 130 ppm Au
SU-250	335	336.5	1.5	19.15	11.9	VOK
SU-251		Metallurgical hole - not sampled				VOK
SU-252	154.86	155.86	1	15.95	11.5	VOK
SU-253	178.3	184.5	6.2	5.27	9.0	VOK
SU-254	203	224	21	3.05	8.7	VOK
SU-255	256	271	15	0.94	2.7	VOK
SU-256	122.5	148	25.5	1.6	8.7	VOK
SU-257	179	233	54	1.16	5.5	VOK
SU-258		Metallurgical hole - not sampled				VOK
SU-259	202.5	215.5	13	11.35	27.5	VOK
SU-260	63.5	66.34	2.84	71.59	391.4	VOK	1 sample cut to 130 ppm Au
SU-261	55.5	171	115.5	1.95	20.0	VOK
SU-262	24.5	26	1.5	14.55	741.0	VOK
SU-263	337.5	416.5	79	1.14	4.5	VOK
SU-264	175.5	224.5	49	0.97	8.8	VOK
SU-265	270	318	48	1.026	3.0	VOK
SU-266	246	274.5	28.5	1.28	4.6	VOK
SU-267	72.5	146.5	74	0.8	9.4	VOK
SU-268	189.5	197	7.5	3.57	15.4	VOK
SU-269	176	179	3	5.58	8.3	VOK
SU-270	1.87	15.5	13.63	5.42	8.7	VOK	1 sample cut to 130 ppm Au
SU-271	98.97	102.18	3.21	4.15	8.9	VOK
SU-272	253	268	15	3.37	7.2	VOK
SU-273	106.5	129	22.5	1.10	17.1	VOK
SU-274	18.5	23.9	5.4	5.67	20.5	VOK
SU-275	110.86	111.61	0.75	9.21	84.5	VOK
SU-276	250	311.5	61.5	0.75	8.1	VOK
SU-277	264.5	285.5	21	0.70	1.4	VOK
SU-278	81	81.81	0.81	36.4	25.3	VOK

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TABLE 10.8
WEST ZONE DRILL HOLE INTERSECTION 2011
Hole #	From	To	Inte rval (m)	Ave . Au (g/t)	Ave . Ag (g/t)	Zone	Comments
SU-121	193.05	247.5	54.45	3.26	96.7	West Zone
	292	380	88	1.02	8.5	West Zone Footwall
SU-123	431.5	460	28.5	0.78	8.3	West Zone
	509.15	553	43.85	0.80	11.7
	675.5	710.5	35	0.79	2.5
SU-131	172.17	200.5	28.33	1.60	99.3	West Zone
	254	286.5	32.5	1.90	11.5	West Zone footwall
SU-143	207	260.5	53.5	3.84	99.7	West Zone
	374.5	488.5	114	0.95	4.2	West Zone footwall
SU-154	82	109.5	27.5	7.80	548	West Zone	2 samples cut to 2,100 ppm Ag
SU-162	60.5	102.5	42	3.70	363.0	West Zone	3 samples cut to 2100 ppm Ag
SU-222	143.16	150	6.84	3.57	103.4	West Zone
SU-229	104.5	160	55.5	1.05	13.2	West Zone
SU-233	250	273.35	23.35	6.83	23.0	West Zone
SU-240	39.6	43.33	3.73	2.15	614.0	West Zone
SU-245	141	202.5	61.5	1.03	8.0	West Zone
SU-279	8.5	29.39	20.89	0.78	37.5	West Zone
SU-282	242.32	451.5	209.18	2.53	29.5	West Zone	1 sample cut to 130 ppm Au
SU-283	3.3	128.5	125.2	1.21	13.7	West Zone
SU-284	88.5	119.5	31	0.86	2.7	West Zone
SU-285	3.3	283.5	280.2	0.92	6.1	West Zone
SU-287	36	42	6	1.84	4.3	West Zone

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11.0     SAMPLE PREPARATION, ANALYSES AND SECURITY

The 2011 program on the Property used ALS as the principal laboratory. The samples that were originally sent to ALS in Terrace, BC, for sample preparation were then forwarded to the ALS facility in Vancouver, BC, for analysis.

ALS is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification. The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada (SCC).

Samples at ALS were crushed to 70% passing 2 mm, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 µm (-200 mesh). The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 gram aliquot with an atomic absorption (AA) finish. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver.

It is the author’s opinion that the sample preparation, security, and analytical procedures are satisfactory.

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12.0     DATA VERIFICATION

12.1     SITE VISIT AND INDEPENDENT SAMPLING 2011

The Property was visited by Mr. Fred Brown, CPG, Pr.Sci.Nat. from September 13 to 15, 2011. Independent verification sampling was done on diamond drill core, with ten samples distributed in nine holes collected for assay. An attempt was made to sample intervals from a variety of low- and high-grade material. The chosen sample intervals were then sampled by taking the remaining half-split core. The samples were then documented, bagged, and sealed with packing tape and were brought by Mr. Brown to ALS in Terrace, British Columbia for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Pretivm advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results versus the original assay results can be seen in Figure 12.1 and Figure 12.2.

Figure 12.1    P&E Independent Site Visit Sample Results for Gold

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Figure 12.2   P&E Independent Site Visit Sample Results for Silver

12.1.1    Pretivm Quality Control

During 2011, data were entered into a data capture tool suited for import to a database. Data were then sent digitally to Caroline Vallat at GeoSpark Consulting Inc., (“GeoSpark”).

Updated sampling data were provided regularly, including down hole primary sample details as well  as reference to duplicate samples and standards and blanks inserted throughout the sampling. The drill hole header, survey, and down hole attribute data were also provided on a regular basis.

To the best of GeoSpark’s knowledge the sample data were provided in their original digital state, and there is no reason to suspect any data tampering.

Data provided were loaded to a relational database suited for quality assurance and quality control on the analytical results reported by ALS Minerals, Vancouver. The database was reviewed regularly to ensure that the data remained functional for use by eliminating down hole interval overlaps, records beyond end of hole depths, addressing any data entry issues related to the down hole attribute codes, etc. Updates were also made to the sampling table wherever quality assurance and quality control (QAQC) measures revealed data entry issues related to the sample identities or details. For example, there were some issues where the wrong standard identity was entered and the returned analytical results clearly revealed the correct standard identity. All updates to sample identities were tracked within the database.

All analytical results were entered directly from ALS and SGS Canada, (“SGS”)  assay certificates to a database managed by GeoSpark. The analytical results were then provided to Pretivm personnel for use internally.

The analytical records in the 2011 Brucejack database exist as they were provided from the labs.

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The data were provided as they were originally produced and there was no need to perform manual verification.

Ongoing review of the analytical results took place in order to remedy any suspect analytical results. Re-analyses were requested from the lab whenever there was a question of the accuracy of results reported. In addition internal lab repeat and field duplicates were reviewed in order to monitor the repeatability or precision of results reported.

Any re-analyses were further reviewed and the results were assigned to the primary samples which were denoted with a suffix of 'R' meaning re-run.

Duplicates, standards, and blanks were inserted approximately every twentieth sample and amount to 5.86 percent, 5.76 percent, and 5.98 percent relative to the total number of primary samples submitted to ALS. In addition a representative set of check samples was submitted to SGS Canada for analysis using similar analytical methods and techniques. The check samples serve to define any bias in the primary results.

This amount of quality assurance and quality control data is sufficient to represent the quality of the sample analytical results reported by ALS.

Ongoing documentation of the analytical result QAQC was provided to Pretivm.

A summary QAQC report was generated relating to the 2011 Project analytical results was written by Caroline Vallat and is dated December 22, 2011.

An excerpt from the Vallat report concludes that, "With consideration of inhomogeneity within the Project mineralization as a function of narrow high-grade vein mineralization and thorough review of the analytical results reported on field duplicates, a satisfactory level of precision has been inferred for the primary sample results. Additionally, initial review of the internal lab repeat results at the time of analysis reporting has increased the confidence in results reported by ALS.

Mineral concentrations reported on standard and blank materials have been consistently monitored in order to remove any concern of local contamination or instrumentation issues. The detailed review of the standard and blank results has inferred that there is strong accuracy in the primary sample results reported by ALS.

Check sampling has shown that there is no need for concern of bias in the primary sample results reported.

The quality assurance and quality control measures taken and addressed herein have allowed for overall confidence in the analytical results reported for the 2011 Project data."

Upon finalization of the 2011 Project database maintained by GeoSpark, the data were provided directly to P&E.

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13.0      MINERAL PROCESSING AND METALLURGICAL TESTING

This section does not apply to the Technical Report.

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14.0     MINERAL RESOURCE ESTIMATES

14.1     INTRODUCTION

The mineral resource estimate presented herein has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 and in conformity with generally accepted “CIM Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources have been classified in accordance with the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines ” :

•
Inferred Mineral Resource: “An ‘Inferred Mineral Resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.”

•
Indicated Mineral Resource: “An ‘Indicated Mineral Resource’ is that part of a mineral  resource  for  which  quantity,  grade  or  quality,  densities,  shape  and physical characteristics, can be estimated with a level of confidence sufficient to allow  the  appropriate  application  of  technical  and  economic  parameters,  to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered  through  appropriate  techniques  from  locations  such  as  outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

•
Measured Mineral Resource: “A ‘Measured Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.”

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

All mineral resource estimation work reported herein was carried out by FH Brown, CPG, Pr.Sci.Nat., and Eugene Puritch, P.Eng., independent Qualified Persons in terms of NI 43-101. This mineral resource estimate is based on information and data supplied by Pretivm. A draft copy of this report was reviewed by Pretivm for factual errors.

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Mineral resource modeling and estimation were carried out using the commercially available Gemcom GEMS and Snowden Supervisor software programs. Pit shell optimization was carried out using Whittle Four-X Single Element.

The Brucejack mineral resource estimate encompasses eight distinct modeled mineralization domains, viz. the West Zone, Shore Zone, Gossan Hill Zone, Galena Hill Zone, SG Zone, Valley of Kings Zone (VOK), Bridge Zone and a Low Grade Halo (Figure 14.1). The Valley of Kings zone has been further divided into three sub-domains. The effective date of this mineral resource estimate is November 28, 2011.

Figure 14.1    Isometric Projection of the Brucejack Mineralization Zones

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14.2     PREVIOUS RESOURCE ESTIMATES

A previous public mineral resource estimate for the Brucejack deposits dated April 16, 2001 was prepared by Pincock Allen & Holt Ltd1. The mineral resource estimate reported a total Measured and Indicated mineral resource of 421,400 ozs Au and an Inferred mineral resource of 82,000 ozs of Au (Table 14.1), based on a gold-equivalent cut-off derived from a Ag:Au equivalency ratio of 66:1.

TABLE 14.1 PINCOCK ALLEN & HOLT LTD. APRIL 16, 2001 MINERAL RESOURCE ESTIMATE
Zone	Class	AuEq Cut-off	Tonnes x 1000	Au g/t	Ag g/t	Au oz x 1000	Ag oz x 1000
West	Measured	0.1 opt	144.0	15.09	594	69.8	2,750.4
West	Indicated	0.1 opt	899.5	10.98	482	317.5	13,942.3
Shore	Indicated	0.2 opt	92.3	11.54	143	34.2	424.6

Total	Indicated		991.8	11.03	451	351.8	14,366.8

Total	Measured +Indicated		1,135.8	11.54	470	421.4	17,150.6
West	Inferred	0.1 opt	51.6	5.82	249	9.6	412.8
SG	Inferred	0.2 opt	46.2	9.21	25	13.7	37.0
Galena Hill	Inferred	0.2 opt	30.9	24.39	271	24.2	268.8
Gossan Hill	Inferred	0.2 opt	22.6	47.34	62	34.4	45.2

Total	Inferred		51.3	16.86	156	82.0	756.5

A mineral resource estimate dated December 1, 2009 for the Brucejack deposit was prepared by P&E Mining Consultants Inc2. The mineral resource estimate reported a Measured and Indicated mineral resource of 4.04 million ounces Au and an Inferred mineral resource of 4.87 million ounces Au (Table 14.2) using a gold-equivalent cut-off of 0.35g/t. The estimate was based on the results of 844 drillholes and constrained within an optimized conceptual pit shell.

TABLE 14.2 COMBINED MINERAL RESOURCE ESTIMATE AT A 0.35G/T AUEQ CUT-O (1)(2)(3) FF
Class	Tonnes x M	Au g/t	Ag g/t	Au oz x M	Ag oz x M
Measured	9.9	2.06	75.0	0.66	23.8
Indicated	110.7	0.95	11.7	3.38	41.6
Measured+Indicated	120.5	1.04	16.9	4.04	65.4
Inferred	198	0.76	11.2	4.87	71.5

1	Sulphurets-Bruceside property British Columbia technical report, Pincock Allen & Holt Ltd., dated April 16, 2001.
2
Technical report and resource estimates on the West, Bridge, Galena Hill, Shore, SG and Gossan Hill gold and silver zones of the Brucejack property, P&E Mining Consultants Inc., effective date December 1, 2009.

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A mineral resource estimate dated February 18, 2011 for the Brucejack deposit was prepared by P&E Mining Consultants Inc3. The mineral resource estimate reported a Measured and Indicated mineral resource of 8.18 million ounces Au and an Inferred mineral resource of 12.56 million ounces Au (Table 14.3) using a gold-equivalent cut-off of 0.30 g/t. The estimate was based on the results of 908 drillholes and constrained within an optimized conceptual pit shell.

TABLE 14.3 COMBINED MINERAL RESOURCE ESTIMATE AT A 0.30 G/T AUEQ CUT-OFF (1)(2)(3)
Class	Tonnes x M	Au g/t	Ag g/t	Au oz x M	Ag oz x M
Measured	11.7	2.25	75.56	0.846	28.423
Indicated	285.3	0.80	9.57	7.338	87.782
Measured+Indicated	297.0	0.86	12.17	8.184	116.205
Inferred	542.5	0.72	8.67	12.558	151.220

14.3     SAMPLE DATABASE

Sample data were provided by Pretivm in the form of ASCII text files and Excel spreadsheets. Data included historical surface drilling records, historical underground drilling records, and current Pretivm drilling records.

The supplied databases contain records for 1,190 drillholes (Table 14.4). Of these, 108 drillholes fall outside the block model limits or had no reported assay data. Drillhole records consist of collar, survey and assay data. Assay data fields consist of the drillhole ID, downhole interval distances, sample number, Au grade and Ag grade. All data are in metric units and all collar coordinates were converted by Pretivm to the UTM NAD83 system.

TABLE 14.4 BRUCEJACK DRILLING DATABASE RECORDS
Data Type	Record Count	Total Metres
Historical Surface Drilling	452	60,853.83
Historical UG Drilling	442	33,749.90
Surface Drilling	288	124,333.90

Total	1,190	219,394.73

The database contains a total of 124,765 non-zero Au assays and 123,829 non-zero Ag assays. Due to the varying assay protocols in use during different project phases, all Au assays identified as below detection limits or less than 0.003 g/t were converted to a grade of 0.0025 g/t, and Ag assays identified as below detection limits or less than 0.50 g/t were converted to 0.25 g/t.

Pretivm also provided an AutoCAD format wireframe of the historical underground mining development at the West Zone. Pretivm used historic mine plans to digitize the underground development. Underground workings were digitized on forty-four east-west sections in the mine grid coordinate system using AutoCAD software. Section lines were generally spaced every ten metres, with a reduction to five metre spacing in areas of more complex development (i.e., in areas of multiple tunnels, junctions etc.). The digitized data were then used to generate a single three dimensional solid to represent the underground workings.

3	Technical report and updated resource estimate on the Brucejack property, P&E Mining Consultants Inc., dated February 18, 2011.

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14.4     DATABASE VALIDATION

Industry standard validation checks were completed on the supplied databases, and minor corrections made where necessary. P&E typically validates a mineral resource database by checking for inconsistencies in naming conventions or analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of- sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, and missing interval and coordinate fields. No significant discrepancies with the supplied data were noted.

Downhole surveys for the current drilling were completed by Pretivm with a Reflex EZ-Shot magnetic instrument. For the Pretivm drilling, survey measurements were taken on average every 46 m. Downhole survey data were examined by P&E for significant deviations and minor corrections made where necessary.

P&E believes that the databases are suitable for mineral resource estimation.

14.4.1   Topographic Control

Aerial photography specialists Aero Geometrics were contracted by Pretivm to produce a topographic map of the Property. Using high-resolution a photo-mosaic was first made of the Brucejack and adjoining Snowfield properties. Using this photo-mosaic and elevation data obtained from 1:50,000 scale national topographic maps published in 1979 by the Surveys and Mapping Branch of the Department of Energy, Mines & Resources, Aero Geometrics digitally generated a contoured topographic map with contour lines spaced at two-meter intervals and presented this map as digital elevation model, or DEM, in dxf (AutoCAD) format. In order for this topographic map to be consistent with the NAD27, Zone 9 UTM grid system being used by Pretivm  for  the  project  it  was  necessary  to  make  minor  vertical  and  lateral  shifts  to  the positioning of the DEM. These adjustments were carried out by various workers, including geological consultants and McElhanney technicians, and were checked against numerous topographic points (historic and 2009 Brucejack drill hole collars, the western shoreline of Brucejack Lake, historic mine grid stations) that had been surveyed by McElhanney field crews in 2009. The DEM was subsequently converted to NAD83.

Sub-glacial bedrock topography was prepared by BGC Engineering Inc. based on ice radar surveys, drillhole data and glacial geomorphology.

14.4.2   Bulk Density

A total of 1,038 bulk density measurements were provided by Pretivm, with an average bulk density of 2.78 t/m3 (Table 14.5). Bulk density measurements were measured from core samples by  ALS  Minerals, and were used  to create a bulk density model for  the mineral resource estimate.

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TABLE 14.5 BRUCEJACK BULK DENSITY STATISTICS
Total
Count	1,038
Minimum (t/m3)	2.49
Maximum (t/m3)	3.71
Average (t/m3)	2.78
Median (t/m3)	2.79
Standard Deviation	0.10

14.5     BRUCEJACK DOMAIN MODELING

Several discrete mineralization domains at Brucejack have been identified by Pretivm, with the West Zone, Shore Zone and VOK Zone considered by Pretivm to be predominantly structurally controlled vein systems related to the north-trending Brucejack Fault and associated Reidel shear structures, and the other domains tentatively defined as mineralized stockwork/breccia systems.

The overall trend of the West Zone and Shore Zone mineralization is ~135°, and modeling for these domains was generating from successive polylines oriented perpendicular to the trend of the mineralization. The outlines of the polylines were defined by the selection of mineralized material at or above 0.50 g/t Au with apparent continuity along strike and down dip. In some cases mineralization below 0.50 g/t Au was included for the purpose of maintaining continuity. All polyline vertices were snapped directly to drillhole assay intervals. A true three-dimensional model was then created by combining successive polylines into a triangulation wireframe.

The general trend of the VOK mineralization has been identified by Pretivm geologists as predominantly 90°, with internal higher-grade zones associated with Reidel shear structures. Two distinct domains were modeled for the VOK from successive polylines spaced every twenty meters perpendicular to the VOK trend. The outlines of the polylines were defined by the selection of mineralized material at or above 0.50 g/t Au with demonstrated continuity along strike and down dip. In some cases mineralization below 0.50 g/t Au was included for the purpose of maintaining continuity. The southernmost VOK zone was then visually partitioned into a separate high-grade sub-domain and a low-grade sub-domain to better reflect the large number of high-grade intersections within this domain. All polyline vertices were snapped directly to drillhole assay intervals. True three-dimensional models of the domains were then created by combining successive polylines into triangulation wireframes.

For the Gossan Hill Zone, Galena Hill Zone, SG Zone and Bridge Zone domains the mineralization models were generated from successive polylines oriented north-south. The outlines of the polylines were defined by the selection of mineralized material at or above 0.50 g/t Au with demonstrated continuity along strike and down dip. In some cases mineralization below 0.50 g/t Au was included for the purpose of maintaining continuity. All polyline vertices were snapped directly to drillhole assay intervals. A true three-dimensional model was then created by combining successive polylines into a triangulation wireframe.

In order to ensure that all potential economic mineralization was captured for mineral resource estimation, a secondary low-grade mineralization halo was subsequently modeled using a Au 0.20 g/t grade shell around the Bridge Zone, VOK and Galena domains. A three-dimensional model of the low-grade mineralization domain was then created by combining successive polylines into a triangulation wireframe.

The constructed mineralization domains were then clipped to topographic and glacier bedrock surfaces where appropriate.

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14.5.1   Compositing

Assay sample lengths within the defined mineralization domains vary from 0.01 m to 12.87 m, with an average sample length of 1.46 m. A compositing length of 2.00 m was selected in order to ensure equal sample support for estimation. Length-weighted composites were calculated for Au and Ag within the defined mineralization domains. Missing sample intervals in the historical data were treated as null values. The compositing process started at the first point of intersection between the drillhole and the domain intersected, and halted upon exit from the domain wireframe. End-of-run composites that were less than 1.00 m in length were discarded so as not to introduce a short sample bias into the estimation process. The wireframes that represent the interpreted mineralization domains were also used to back-tag a rock code field into the drillhole workspace, and assays and composites were assigned a rock code value that was based on the domain wireframe within which the interval midpoint fell. The composite data were visually validated against domain wireframes and exported to extraction files for data analysis and grade estimation.

14.5.2   Summary Statistics

A total of 94,518 assay samples fall within the defined mineralization domains, including thirty- two assay samples of 1000 g/t Au or higher. Summary assay statistics were calculated separately by domain (Table 14.6).

Summary uncapped composite statistics were also calculated by domain for each commodity (Table 14.7).

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TABLE 14.6 BRUCEJACK SUMMARY ASSAY STATISTICS
Au	Total	West Zone	Shore Zone	Gossan	Galena	SG	Bridge Zone	Low Grade	VOK 211	VOK 212	VOK 220
Minimum (g/t)	0.0025	0.0025	0.0100	0.0025	0.0025	0.0025	0.0025	0.0025	0.0025	0.0025	0.0025
Maximum (g/t)	18,754.5	2,341.4	9,490.9	1,550.0	2,490.0	18.5	458.0	208.0	18,754.5	10,000.0	5,850.0
Mean (g/t)	3.00	2.63	9.36	1.37	2.01	0.76	0.89	0.35	7.68	3.87	7.82
St Dev	119.24	24.52	238.81	22.47	41.29	1.49	6.83	2.94	249.63	148.82	192.85
CV	39.80	9.31	25.50	16.37	20.57	1.97	7.68	8.53	32.51	38.46	24.67
Total Length (m)	138,292	39,339	3,824	9,186	6,307	1,617	13,078	29,889	23,698	10,006	1,348
Sample Count 1000 g/t +	32	4	2	1	2	0	0	0	19	3	1
Sample Count 100 to 999.99 g/t	157	78	8	10	2	0	4	5	35	11	4
Sample Count 20 to 99.99 g/t	529	345	29	20	24	0	18	21	54	16	2
Sample Count 0 - 19.99 g/t	93,800	26,640	2,263	6,481	4,384	1,133	8,998	20,302	15,941	6,742	916

Total Sample Count	94,518	27,067	2,302	6,512	4,412	1,133	9,020	20,328	16,049	6,772	923

Ag	Total	West Zone	Shore Zone	Gossan	Galena	SG	Bridge Zone	Low Grade	VOK 211	VOK 212	VOK 220
Minimum (g/t)	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
Maximum (g/t)	41,679.0	41,679.0	15,340.5	5,330.0	1,490.0	282.2	776.0	2,700.0	9,312.0	4,400.0	720.0
Mean (g/t)	38.28	109.88	38.75	10.91	15.94	4.89	8.06	5.45	10.21	7.66	9.70
St Dev	400.21	725.48	347.91	81.34	54.53	11.03	24.64	31.86	135.99	74.13	38.00
CV	10.45	6.60	8.98	7.45	3.42	2.26	3.06	5.84	13.32	9.68	3.92
Total Length (m)	138,292	39,339	3,824	9,186	6,307	1,617	13,078	29,889	23,698	10,006	1,348
Sample Count 1000 g/t +	513	471	12	2	3	0	0	4	15	6	0
Sample Count 100 to 999.99 g/t	3,607	3,060	103	70	103	2	65	68	86	37	13
Sample Count 20 to 99.99 g/t	11,722	8,372	358	395	479	37	491	592	731	221	46
Sample Count 0 - 19.99 g/t	78,676	15,164	1,829	6,045	3,827	1,094	8,464	19,664	15,217	6,508	864

Total Sample Count	94,518	27,067	2,302	6,512	4,412	1,133	9,020	20,328	16,049	6,772	923

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TABLE 14.7 BRUCEJACK SUMMARY COMPOSITE STATISTICS BY DOMAIN
Au	Total	West Zone	Shore Zone	Gossan	Galena	SG	Bridge Zone	Low Grade	VOK 211	VOK 212	VOK 220
Minimum (g/t)	0.0025	0.0040	0.0250	0.0020	0.0020	0.0020	0.0020	0.0020	0.0020	0.0020	0.0040
Maximum (g/t)	10,873.4	846.4	531.1	509.3	1,482.7	12.3	229.4	143.0	10,873.	2,860.0	2,749.8
Mean (g/t)	1.95	2.14	2.20	1.12	1.92	0.70	0.83	0.32	4.27	2.14	8.29
St Dev	55.90	12.87	16.85	9.91	29.80	1.21	3.62	1.64	123.89	54.01	132.20
CV	28.63	6.03	7.67	8.88	15.53	1.73	4.37	5.18	29.00	25.23	15.94
Total Length (m)	137,966	39,160	3,756	9,142	6,312	1,606	13,078	29,866	23,708	9,992	1,346
Sample Count 1000 g/t +	15	0	0	0	1	0	0	0	10	2	2
Sample Count 100 to 999.99 g/t	96	34	5	8	4	0	2	1	36	6	0
Sample Count 20 to 99.99 g/t	392	240	20	22	10	0	9	11	57	15	8
Sample Count 0 - 19.99 g/t	68,480	19,306	1,853	4,541	3,141	803	6,528	14,921	11,751	4,973	663

Total Sample Count	68,983	19,580	1,878	4,571	3,156	803	6,539	14,933	11,854	4,996	673
Ag	Total	West Zone	Shore Zone	Gossan	Galena	SG	Bridge Zone	Low Grade	VOK 211	VOK 212	VOK 220
Minimum (g/t)	0.25	0.25	0.59	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
Maximum (g/t)	35,889.4	35,889.4	1,213.7	1,886.5	748.4	146.8	606.9	688.4	5,581.2	1,304.8	341.5
Mean (g/t)	29.03	81.74	24.87	9.66	14.42	4.51	7.55	5.11	8.25	6.53	9.31
St Dev	229.87	421.89	67.33	43.22	35.38	7.84	17.12	16.65	65.64	30.93	25.73
CV	7.92	5.16	2.71	4.47	2.45	1.74	2.27	3.26	7.96	4.74	2.77
Total Length (m)	137,966	39,160	3,756	9,142	6,312	1,606	13,078	29,866	23,708	9,992	1,346
Sample Count 1000 g/t +	254	245	1	2	0	0	0	0	5	1	0
Sample Count 100 to 999.99 g/t	2,712	2,364	86	36	54	1	41	43	55	23	9
Sample Count 20 to 99.99 g/t	9,073	6,414	352	295	405	22	345	443	571	186	40
Sample Count 0 - 19.99 g/t	56,944	10,557	1,439	4,238	2,697	780	6,153	14,447	11,223	4,786	624

Total Sample Count	68,983	19,580	1,878	4,571	3,156	803	6,539	14,933	11,854	4,996	673

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The correlation coefficients between Ag and Au for domain coded composite values were also calculated, with the VOK domains displaying a high degree of correlation (Table 14.8).

TABLE 14.8 CORRELATION COEFFICIENTS BY DOMAIN
Domain	Correlation Coefficient
Gossan	0.14
Low Grade	0.18
SG	0.31
West Zone	0.37
Galena	0.41
Shore Zone	0.41
VOK 220	0.63
VOK 212	0.75
VOK 211	0.98

14.5.3    Treatment of Extreme Values

Grade capping analysis was conducted on the domain-coded and composited grade variable data in order to evaluate the potential influence of extreme values during estimation. The presence of high-grade outliers was identified by decile analysis and examination of histograms and log- probability plots, and where possible the observed correlations between Au and Ag were also taken into account.

For the Gossan, Galena, SG, Bridge Zone and Low Grade domains, a Parish4 capping level for Au was selected in order to reduce the total contained metal in the 99th percentile to less than 10% of the total metal. The Ag percentile corresponding to the Au capping level was then selected as the capping level for Ag.

For the West Zone, Shore Zone and VOK domains, estimation was done using Indicator Kriging, and capping levels for these domains were derived from the high-grade Au composite sample distribution. The corresponding Ag percentile was then selected as the capping level for Ag.

Composites were capped to the selected value prior to estimation (Table 14.9).

4	Parrish IS (1997). Geologist's Gordian knot: to cut or not to cut. Mining Engineering, April 1997.

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TABLE 14.9 BRUCEJACK COMPOSITE CAPPING LEVELS
Domain		Cap (g/t)	Uncapped Avg (g/t)	Capped Avg (g/t)	Number Capped	% Capped
Bridge Zone	Au	10	0.83	0.73	27	0.41%
	Ag	120	7.55	7.22	26	0.40%
Low Grade Halo	Au	10	0.32	0.29	32	0.21%
	Ag	120	5.11	4.78	32	0.21%
Galena Hill	Au	30	1.92	1.03	9	0.29%
	Ag	320	14.42	13.96	10	0.32%
Gossan Hill	Au	10	1.12	0.65	45	0.98%
	Ag	90	9.66	8.16	44	0.96%
SG Zone	Au	10	0.70	0.70	1	0.12%
	Ag	140	4.51	4.50	1	0.12%
Shore Zone	Au	220	2.20	1.98	4	0.21%
	Ag	600	24.87	24.03	6	0.32%
West Zone	Au	220	2.14	2.03	13	0.07%
	Ag	6000	81.74	79.10	14	0.07%
VOK 211	Au	900	4.27	2.50	10	0.08%
	Ag	500	8.25	7.30	12	0.10%
VOK 212	Au	900	2.14	2.14	2	0.04%
	Ag	800	6.53	6.42	2	0.04%
VOK 220	Au	900	8.29	3.83	2	0.30%
	Ag	250	9.31	9.13	3	0.45%

14.5.4   Continuity Analysis

For the Bridge Zone, Low Grade Halo, Galena Hill, Gossan Hill and SG domains, isotropic experimental semi-variograms were modeled from uncapped composite samples using a normal- scores transformation (Table 14.10). The downhole variogram was viewed at a 2.00 m lag spacing (equivalent to the composite length) to assess the nugget variance contribution. Nugget and standardized spherical models were used to model the experimental semi-variograms in normal-score  transformed  space.  Semi-variogram  model ranges were then checked and iteratively refined for each model relative to the overall nugget variance. Back-transformed variance contributions were calculated for grade estimation, and continuity ranges based on the semi-variogram models were then generated for each variable by domain and used to define the appropriate search strategy.

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TABLE 14.10 BRUCEJACK EXPERIMENTAL SEMI-VARIOGRAMS
Domain	Element	Experimental Semi-Variogram
Bridge Zone	Ag	0.13+Sph(0.50, 50m)+Sph (0.22, 90m)
	Au	0.34+Sph(0.60, 10m)+Sph (0.07, 70m)
Low Grade Halo	Ag	0.16+Sph(0.65, 20m)+Sph(0.19, 300m)
	Au	0.32+Sph(0.58, 10m)+Sph(0.09, 100m)
Galena Hill	Ag	0.17+Sph(0.73, 20m)+Sph(0.10, 100m)
	Au	0.40+Sph(0.57, 10m)+Sph(0.03, 70m)
Gossan Hill	Ag	0.32+Sph(0.56, 10m)+Sph(0.12, 80m)
	Au	0.33+Sph(0.59, 10m)+Sph(0.08, 60m)
SG	Ag	0.19+Sph(0.81, 30m)
	Au	0.15+Sph(0.85, 30m)

For the West Zone, Shore Zone and VOK domains, median indicator semi-variograms modeled from uncapped composite data for each of the three principle directions were calculated and iteratively refined (Table 14.11). In general the horizontal and across-strike directions were aligned with observed mineralization trends, with the dip-plane direction normal to both.

TABLE 14.11 BRUCEJACK MEDIAN INDICATOR SEMI-VARIOGRAMS
Domain	Element	Median	Experimental Semi-Variogram
West Zone	Ag	17.66	0.20+Sph(0.20, 8/8/6m)+Sph(0.60, 120/90/40m)
	Au	0.70	0.20+Sph(0.40, 8/10/5m)+ Sph(0.40, 40/40/30m)
Shore Zone	Ag	9.07	0.10+Sph(0.60, 7/9/10m)+Sph(0.30, 50/40/20m)
	Au	0.49	0.10+Sph(0.90, 30/20/20m)
Valley of Kings 211	Ag	3.58	0.20+Sph(0.50, 20/20/10m)+Sph(0.30, 110/110/25m)
	Au	0.31	0.20+Sph(0.40, 10/20/10m)+Sph(0.40, 50/50/20m)
Valley of Kings 212	Ag	2.79	0.20+Sph(0.50, 30/30/20m)+Sph(0.30, 110/70/40m)
	Au	0.31	0.20+Sph(0.30, 10/30/10m)+Sph(0.50, 70/50/40m)
Valley of Kings 220	Ag	3.67	0.30+Sph(0.40, 12/12/12m)+Sph(0.30, 65/65/65m)
	Au	0.45	0.30+Sph(0.50, 10/10/10m)+Sph(0.30, 30/30/30m)

The modeled semi-variograms were then used to define appropriate ranges for mineral resource estimation and classification (Table 14.12).

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TABLE 14.12 ESTIMATION SEARCH RANGES
Domain	Pass	Ranges
Bridge Zone	1	70 m
	2	230 m
Low Grade Halo	1	380 m
Galena Hill	1	40 m
	2	280 m
Gossan Hill	1	40 m
	2	160 m
SG	1	300 m

Domain	Pass	Major Direction	Sub-Major	Minor
West Zone	1	20 m	20 m	10 m
	2	40 m	40 m	20 m
	3	120 m	120 m	20 m
Shore Zone	1	30 m	30 m	20 m
	2	240 m	240 m	40 m
Valley of Kings 211	1	40 m	40 m	20 m
	2	120 m	120 m	60 m
Valley of Kings 212	1	40 m	40 m	30 m
	2	120 m	120 m	90 m
Valley of Kings 220	1	30 m	30 m	30 m
	2	150 m	150 m	150 m

14.5.5        Block Models

The modeled Brucejack mineralization domains extend along a corridor 500 m wide and 3,500 m in length. In order to facilitate mine planning and optimization, and to limit conditional bias, a single orthogonal block model was established across the property using a 25 m x 25 m x 10 m block size (Table 14.13).

TABLE 14.13 BRUCEJACK BLOCK MODEL SETUP
	Minimum	Maximum	Blocks	Size
X	425,500	427,500	80	25 m
Y	6,256,500	6,260,500	106	25 m
Z	400	1,900	150	10 m
Rotation	0°

The block model consists of separate models for Au estimated grades, Ag estimated grades, indicator  kriging probabilities, associated rock codes, percent, density and classification attributes and a calculated Au-equivalent (“AuEq”) grade. A percent block model was used to accurately represent the volumes and tonnages that were contained within the respective mineralization domains. The volume of the known historical workings was also calculated for the West Zone and depleted from the model prior to estimation.

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14.5.6        Estimation & Classification

The mineral resource estimate was constrained by wireframes that form hard boundaries between the respective composite data files, and classification levels were implemented algorithmically based on the estimation pass and sample selection criteria. Individual block grades were used to calculate a gold-equivalent (AuEq) block grade model.

For the Bridge Zone, Low Grade Halo, Galena Hill, Gossan Hill and SG Zone mineralization domains, all block grades were estimated using Ordinary Kriging of capped composite values. A two-pass series of expanding search ellipses with varying minimum sample requirements was used for sample selection, estimation and classification:

During the first pass, six to fifteen composite samples from two or more drillholes within the defined search range were required for estimation. All block grades estimated during the first pass were classified as Indicated.

During the second pass, blocks not populated during the first pass were estimated. Three to fifteen composite samples from one or more drillholes within the defined search range were required for estimation. All block grades estimated during the second pass were classified as Inferred. SG Zone and Low Grade Halo mineral resources were all classified as Inferred.

For  the  West  Zone,  Shore  Zone  and  VOK  mineralization domains  all  block  grades  were estimated using Indicator Kriging (IK) of capped composite values. A Au threshold value of 4.00 g/t was selected based on observed breaks across all domains (Figure 14.2), and used to differentiate the high-grade and low-grade populations. The corresponding Ag percentile was selected as the threshold value for Ag (Table 14.14). Based on the defined threshold value, for each block a high-grade probability, high-grade estimate and low-grade estimate were calculated and then combined into a single block estimate.

Figure 14.2    Log-Probability Graph of Au Composite Data

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TABLE 14.14 INDICATOR KRIGING THRESHOLD VALUES
Domain	Au Threshold (g/t)	Ag Threshold (g/t)
West Zone	4.00	200
Shore Zone	4.00	70
Valley of Kings 211	4.00	40
Valley of Kings 212	4.00	40
Valley of Kings 220	4.00	60

For the West Zone, Shore Zone and VOK Zones, a three-pass series of expanding search ellipses with varying minimum sample requirements was used for sample selection, estimation and classification:

During the first pass, nine to fifteen composite samples from three or more drillholes within the defined search range were required for estimation. All block grades estimated during the first pass were classified as Measured. This level of classification was applied only to the West Zone, where extensive surface and underground drilling has better defined the continuity of the mineralization.

During the second pass, blocks not populated during the first pass were estimated. Six to fifteen composite samples from two or more drillholes within the defined search range were required for estimation. All block grades estimated during the second pass were classified as Indicated.

During the third pass, blocks not populated during the first or second pass were estimated. Three to fifteen composite samples from one or more drillholes within the defined search range were required for estimation. All block grades estimated during the third pass were classified as Inferred.

A single-pass isotropic bulk density model was implemented using inverse distance squared linear estimation, with each block estimate requiring between three and fifteen samples. Glacial ice was assigned a bulk density of 0.90 t/m3.

14.6     BRUCEJACK MINERAL RESOURCE ESTIMATE

In order to ensure that the reported mineral resources meet “reasonable prospects for economic extraction”, conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred), using the economic parameters listed in Table 14.15. Commodity prices are based on the three-year trailing average as of November 2011. The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

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TABLE 14.15 ECONOMIC PARAMETERS
Mining Cost	US$2.00 / tonne
Processing Cost+G&A	US$8.25 / tonne
Pit Wall Slope Angle	45°
Au Price	US$1,200.00 / oz
Ag Price	US$ 22.00 / oz
Au Recovery	71%
Ag Recovery	70%
Au:Ag	1:0.0186
AuEq Cutoff	0.30 g/t

All mineral resources were reported against a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell (Table 14.16).

TABLE 14.16 BRUCEJACK ESTIMATED IN-PIT MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AUEQ(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
Mea+Ind	305.3	1.31	13.4	12.89	131.5
Inferred	813.7	0.70	7.7	18.20	201.2
(1)
Mineral resources are defined within an optimized pit shell that incorporates project metal recoveries,estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,200/oz. gold (71%) and US$22.00/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$2.00/tonne, Processing US$7.00/tonne and G&A US$1.25/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource  and  it  is  uncertain  if  further  exploration  will  result  in  upgrading  them  to  an  Indicated  or Measured mineral resource category.

(3)	Contained metal may differ due to rounding.

14.7     BRUCEJACK MINERAL RESOURCE SENSITIVITY

In order to demonstrate the sensitivity of the mineral resource estimate to the cut-off grade, mineral resources were also tabulated against a 5.00 g/t AuEq cut-off and a 1.25 g/t AuEq cut-off accumulated within the 0.30 g/t optimized pit shells (Table 14.17 and Table 14.18).

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TABLE 14.17 BRUCEJACK 5.00 G/T AUEQ IN-PIT MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
Mea+Ind	9.3	16.92	105.6	5.06	31.6
Inferred	4.0	25.67	20.6	3.33	2.7
(1),(2) and (3), See footnotes to Table 14.16.
(4)	The high-grade resource sensitivity estimate is a subset of the resource estimate and as such is included within the resource estimate and is not in addition to the resource estimate.

TABLE 14.18 BRUCEJACK 1.25 G/T AUEQ IN-PIT MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	9.3	3.08	102.2	0.92	30.6
Indicated	64.8	3.62	23.7	7.53	49.4
Mea+Ind	74.1	3.55	3.55	8.46	80.0
Inferred	78.5	2.68	2.68	6.76	41.2
(1), (2) and (3), See footnotes to Table 14.16.
(4)	The high-grade resource sensitivity estimate is a subset of the resource estimate and as such is included within the resource estimate and is not in addition to the resource estimate.

In addition, an underground sensitivity analysis was done simultaneously for the high-grade VOK and West Zone domains, based on a 5 m x 5 m x 5 m block size. For this analysis the reduced block size model was estimated using the identical parameters and criteria as defined for the parent 25 m x 25 m x 10 m mineral resource estimate, except that the results of the underground analysis were not restricted to a conceptual pit shell. The inclusion of the underground sensitivity analysis is not meant to supersede or replace the bulk-tonnage mineral resource estimate (Table 14.19 through Table 14.23).

TABLE 14.19 COMBINED WEST ZONE AND VOK 5.00 G/T AUEQ UNDERGROUND MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
Mea+Ind	8.6	19.35	106.7	5.33	29.4
Inferred	4.0	25.73	22.0	3.29	2.8
(1), (2) and (3), See footnotes to Table 14.16.
(4)	The underground resource sensitivity is an analysis of the underground potential at Brucejack and is not meant to supersede or replace the mineral resource estimate.

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TABLE 14.20 WEST ZONE 5.00 G/T AUEQ UNDERGROUND MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	1.5	7.04	149.4	0.34	7.1
Mea+Ind	3.9	7.70	206.5	0.91	26.0
Inferred	0.2	7.00	94.79	0.05	0.71
(1), (2) and (3), See footnotes to Table 14.15.
(4)	The underground resource sensitivity is an analysis of the underground potential at Brucejack and is not meant to supersede or replace the mineral resource estimate.

TABLE 14.21 VOK-211 5.00 G/T AUEQ UNDERGROUND MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	0	0	0	0	0
Indicated	3.8	30.26	22.8	3.7	2.8
Mea+Ind	3.8	30.26	22.8	3.7	2.8
Inferred	2.1	27.53	17.1	1.9	1.2
(1), (2) and (3), See footnotes to Table 14.15.
(4)	The underground resource sensitivity is an analysis of the underground potential at Brucejack and is not meant to supersede or replace the mineral resource estimate.

TABLE 14.22 VOK-212 5.00 G/T AUEQ UNDERGROUND MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	0	0	0	0	0
Indicated	0.7	29.88	22.76	0.67	0.51
Mea+Ind	0.7	29.88	22.76	0.67	0.51
Inferred	0.3	24,56	22.32	0.23	0.21
(1), (2) and (3), See footnotes to Table 14.15.
(4)	The underground resource sensitivity is an analysis of the underground potential at Brucejack and is not meant to supersede or replace the mineral resource estimate.

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TABLE 14.23 VOK-220 5.00 G/T AUEQ UNDERGROUND MINERAL RESOURCE GRADE & TONNAGE SENSITIVITY (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Measured	0	0	0	0	0
Indicated	0.1	8.2	14.1	0.03	0.06
Mea+Ind	0.1	8.2	14.1	0.03	0.06
Inferred	1.3	26.39	16.9	1.1	0.7
(1), (2) and (3), See footnotes to Table 14.15.
(4)	The underground resource sensitivity is an analysis of the underground potential at Brucejack and is not meant to supersede or replace the mineral resource estimate.

14.8     VALIDATION

The block model was validated visually by the inspection of successive section lines in order to confirm that the block model correctly reflects the distribution of high-grade and low-grade samples (Appendix-I and Appendix-III). An additional validation check was completed by comparing the average grade of the composites to the model block grade estimates at zero cut- off. Composite grades were also compared to a Nearest Neighbor (NN) model, generated using the same search criteria as that used for the mineral resource estimate (Table 14.24).

TABLE 14.24 VALIDATION STATISTICS FOR BLOCK ESTIMATES
Au
Domain	Composite Avg (g/t)	Capped Composite Avg (g/t)	Block Avg (g/t)	NN Avg (g/t)
Bridge Zone	0.83	0.73	0.70	0.68
Galena	1.92	1.03	1.01	0.94
Gossan	1.12	0.65	0.61	0.58
Low Grade	0.32	0.29	0.28	0.22
SG	0.70	0.70	0.70	0.67
Shore Zone	2.20	1.98	1.27	1.01
VOK 211	4.27	2.50	2.84	1.91
VOK 212	2.14	1.49	1.07	1.05
VOK 220	8.29	3.83	2.24	1.94
West Zone	2.14	2.03	1.07	0.94

Ag
Domain	Composite Avg (g/t)	Capped Composite Avg (g/t)	Block Avg (g/t)	NN Avg (g/t)
Bridge Zone	7.55	7.22	7.5	7.5
Galena	14.42	13.96	12.3	11.4
Gossan	9.66	8.16	7.9	8.3
Low Grade	5.11	4.78	4.6	3.6
SG	4.51	4.50	4.7	5.0
Shore Zone	24.87	24.03	19.4	18.3
VOK 211	8.25	7.30	6.9	5.9
VOK 212	6.53	6.42	6.8	6.5
VOK 220	9.31	9.13	8.9	8.5
West Zone	81.74	79.10	20.5	18.5

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A total of twenty-one block estimates reported values greater than 100 g/t Au (Table 14.25). These high-grade blocks were queried individually in order to validate the IK estimate. Within the constraints of the information currently available all estimates appear reasonable.

TABLE 14.25 HIGH GRADE AU BLOCK ESTIMATES
Domain	Estimated Au Grade (g/t)	Class	Grade Above Threshold (g/t)	Grade Below Threshold (g/t)	Probability Above Threshold	Number of Samples	Contained Au (1000 oz)
VOK 220	100.51	Inferred	603.86	0.57	0.17	15	56
VOK 220	100.51	Inferred	605.71	0.59	0.17	15	56
VOK 211	101.10	Indicated	366.36	0.31	0.28	12	57
VOK 220	101.68	Inferred	581.90	1.32	0.17	15	56
VOK 211	102.14	Indicated	418.79	0.36	0.24	11	57
VOK 211	103.35	Indicated	517.32	0.59	0.20	15	57
VOK 211	104.08	Inferred	570.14	0.73	0.18	15	56
VOK 220	105.16	Inferred	626.72	1.22	0.17	15	59
VOK 220	112.14	Inferred	617.41	1.22	0.18	15	63
VOK 220	114.38	Inferred	615.41	1.21	0.18	15	64
VOK 211	120.64	Indicated	900.00	0.37	0.13	15	68
VOK 211	121.04	Inferred	511.69	0.84	0.24	15	65
VOK 211	121.32	Inferred	512.03	0.84	0.24	15	65
VOK 211	124.31	Inferred	513.14	0.91	0.24	15	66
VOK 220	126.64	Inferred	610.06	0.61	0.21	15	71
VOK 211	131.20	Indicated	383.94	0.59	0.34	12	73
VOK 211	136.84	Indicated	386.16	1.11	0.35	15	75
VOK 220	150.87	Inferred	900.00	0.69	0.17	15	84
VOK 211	168.96	Inferred	678.14	0.13	0.25	15	91
VOK 212	186.21	Indicated	709.92	0.72	0.26	15	102
VOK 211	219.75	Indicated	900.00	0.52	0.24	15	122

As a further check of the mineral resource model, the total volume reported at zero cut-off was compared by domain with the calculated volume of the defining mineralization wireframe (Table 14.26). All reported volumes fall within acceptable tolerances.

TABLE 14.26 VOLUME COMPARISON
Domain	Resource Volume (1000 m3)	Wireframe Volume (1000 m3)
Bridge Zone	136, 272	136,040
Galena	13,541	13,529
Gossan	19,084	19,084
Low Grade	514,600	527,909
SG	10,209	10,210
Shore Zone	3,863	3,856
VOK 211	26,976	27,148
VOK 212	15,287	15,414
VOK 220	8,756	8,969
West Zone	42,910	43,257

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15.0           MINERAL RESERVE ESTIMATES

This section does not apply to the Technical Report.

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16.0           MINING METHODS

This section does not apply to the Technical Report.

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17.0           RECOVERY METHODS

This section does not apply to the Technical Report.

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18.0           PROJECT INFRASTRUCTURE

This section does not apply to the Technical Report.

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19.0           MARKET STUDIES AND CONTRACTS

This section does not apply to the Technical Report.

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20.0           ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section does not apply to the Technical Report.

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21.0           CAPITAL AND OPERATING COSTS

This section does not apply to the Technical Report.

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22.0           ECONOMIC ANALYSIS

This section does not apply to the Technical Report.

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23.0     ADJACENT PROPERTIES

Within the adjacent KSM property there are four copper-gold mineral deposits, namely Kerr, Mitchell, Sulphurets and  Iron  Cap.  All  of  these  occurrences are  situated within the  claim holdings currently owned and operated by Seabridge Gold Inc., (“Seabridge”).

Seabridge acquired the property from Placer Dome in June 2000.

In May 2011, an updated Preliminary Feasibility Study increased mineral reserves, extended mine life, estimated Base Case operating costs as US$105 per ounce during the first seven years and improved Base Case total net cash flow by US$4.5 billion. Engineering work is now focused on evaluating two different throughput expansion scenarios and potential underground mining in the later years. These results indicate an estimated Reserve statement as shown in Table 23.1. All information for this section has been taken from the Seabridge website at www.seabridgegold.net.

TABLE 23.1 KSM RESERVES AS OF MAY 2011
Zone	Reserve	Mt	In Situ Average Grades				Contained Metal
			Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (M oz)	Cu (M lb)	Ag (M oz)	Mo (M lb)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil

Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175

	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

The  QPs  for  this  report  have  not  verified  the  information  concerning  Seabridge,  and  the information is not necessarily indicative of the mineralization at the Brucejack Project.

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24.0      OTHER RELEVANT DATA AND INFORMATION

This section does not apply to the Technical Report.

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25.0     INTERPRETATION AND CONCLUSIONS

The current, updated resources on the Project were derived from modeling eight zones and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 1.25 g/t AuEq cut-off and 5.0 g/t AuEq cut-off. In order to ensure that the reported mineral resources met “reasonable prospects for economic extraction”, conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred).

Commodity prices were based on the three-year tailing average as of November 2011. The results from the optimized pit-shells were used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

In addition, an underground sensitivity analysis was done simultaneously for the high-grade VOK and West Zone domains, based on a 5 m x 5 m x 5 m block size. For this analysis the reduced block size model was estimated using the identical parameters and criteria as defined for the parent 25 m x 25 m x 10 m mineral resource estimate, except that the results of the underground analysis were not restricted to a conceptual pit shell. The inclusion of the underground sensitivity analysis is not meant to supersede or replace the bulk-tonnage mineral resource estimate.

This  Project  is  clearly  a  superior  project  with  good  high  grade  resources  and  excellent exploration potential to expand the VOK Zone and develop higher grade resources on numerous targets in other zones, particularly Galena Hill, Gossan Hill, and Bridge Zones.

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26.0      RECOMMENDATIONS

It is recommended, based on the current updated resource estimate, to undertake the following at Brucejack:

•	Proceed to a full feasibility study on the high grade underground resources for the VOK and West Zones, and all accompanying metallurgical, engineering, and environmental studies;
•	Develop a ramp to the VOK from the 1330 level drift off the West Zone Ramp;
•	Complete 24,000 m of infill drilling to expand zones currently left open and to upgrade Inferred resources to Indicated;
•	Complete non-linear estimation on the high grade mineralization at the Gossan Hill, Galena Hill, and Bridge Zones;
•	Complete update of May 2011 PEA.

The estimated cost for the recommended work and studies is $20 million.

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28.0 CERTIFICATES CERTIFICATE of AUTHOR TRACY J. ARMSTRONG, P.GEO.

I, Tracy J. Armstrong, P.Geo., residing at 2007 Chemin Georgeville, res. 22, Magog, QC J1X 0M8, do hereby certify that:

1.	I am an independent geological consultant contracted by P& E Mining Consultants Inc;

2.
This certificate applies to the Technical Report titled, “Technical Report and Resource Estimate on the Brucejack Project, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of November 28, 2011;

3.	I am a graduate of Queen’s University at Kingston, Ontario with a B.Sc (HONS) in Geological Sciences (1982) and have worked continuously since that time;

4.
I am a geological consultant currently licensed by the Order of Geologists of Québec (License No. 566), the Association of Professional Geoscientists of Ontario (License No. 1204) and the Association of Professional Engineers and Geoscientists of British Columbia (License No. 34720);

5.	I am responsible for Sections 1 through 11, 13, 15 – 25 and co-authored Section 26, as well as the overall structuring of the Technical Report;

6.	I did not visit the Brucejack Project;

7.	I have had prior involvement with the Brucejack Project that is the subject of this Technical Report. My prior involvement was as co-author on several previous Technical Reports;

8.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

•	Underground production geologist, Agnico-Eagle LaRonde Mine 1988-1993;
•	Exploration geologist, Laronde Mine 1993-1995;
•	Exploration coordinator, Placer Dome 1995-1997;
•	Senior Exploration Geologist, Barrick Exploration 1997-1998;
•	Exploration Manager, McWatters Mining 1998-2003;
•	Chief Geologist Sigma Mine 2003;
•	Consulting Geologist 2003 to present.

9.	I am independent of the issuer applying the test in Section 1.5 of NI 43-101;

10.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: November 28, 2011

Signing date: January 12, 2012

[SIGNED and SEALED]

{Tracy Armstrong}

Tracy J. Armstrong, P.Geo.

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

CERTIFICATE of AUTHOR

EUGENE J. PURITCH, P.ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am President of P&E Mining Consultants Inc. under contract by Pretium Resources Inc. (the “Issuer”);
2.
This certificate applies to the technical report titled “Technical Report and Resource Estimate on the Brucejack Project, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of November 28,2011;

3.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of  undergraduate education in Mine Engineering at  Queen’s  University. In  addition, I  have  met  the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in

Engineering Equivalency. I am currently licensed by the Professional Engineers of Ontario (License No. 100014010) and the Association of Professional Engineers and Geoscientists of Saskatchewan (License No. 16216) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM. I have practiced my profession continuously since 1978.

I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My summarized career experience is as follows:
-	Mining Technologist - H.B.M.&S. and Inco Ltd. 1978-1980
-	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd 1981-1983
-	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine 1984-1986
-	Self-Employed Mining Consultant – Timmins Area 1987-1988
-	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti 1989-1995
-	Self-Employed Mining Consultant/Resource-Reserve Estimator 1995-2004
-	President – P & E Mining Consultants Inc. 2004-Present

During the past 21 years, I have undertaken numerous resource estimates and mine designs for deposits similar to that at the Brucejack Project. These projects have ranged from large open pit to small underground potential and existing mining operations. My involvement was specifically with the actual database management, geologic interpretation, geostatistics and grade estimation involved in resource estimation. In the mine design aspects, I was directly involved with cut-off grade determination, cost modeling, pit and stope design and development of mineable reserves via dilution and extraction calculations.

4.	I have not visited the Brucejack Project;
5.	I am responsible for co-authoring Section 14 of the Technical Report;
6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101;
7.	I have had prior involvement with the Brucejack Project that is the subject of this Technical Report. The nature of my prior involvement is as co-author on several previous Technical Reports;
8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith;
9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: November 28, 2011

Signing Date: January 12, 2012

[SIGNED and SEALED]

{Eugene Puritch}

Eugene J. Puritch, P.Eng

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

CERTIFICATE of AUTHOR

Fred H. Brown, MSc. (Eng), CPG, Pr. Sci. Nat.

I, Fred H Brown, of Suite B-10, 1610 Grover St., Lynden Washington, do hereby certify that:

1.        I am an independent geological consultant;

2.        This  certificate  applies  to  the  technical  report titled,  “Technical  Report  and  Resource  Estimate  on  the Brucejack Project, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of November 28, 2011;

3.        I graduated with a Bachelor of Science degree in Geology from New Mexico State University, USA in 1987. I obtained a Graduate Diploma in Engineering (Mining) in 1997 from the University of the Witwatersrand and a Master of Science in Engineering (Civil) from the University of the Witwatersrand in 2005.I have worked as an economic geologist continuously since my graduation from university in 1987;

4.        I  am  registered  with  the  South  African  Council  for  Natural  Scientific  Professions  as  a  Professional Geological Scientist (registration number 400008/04), the American Institute of Professional Geologists as a Certified Professional Geologist (certificate number 11015) and the Society for Mining, Metallurgy and Engineering as a Registered Member (#4152172);

5.        I visited the Brucejack Project in 2009 and 2010, with my last site visit September 13 to 15, 2011;

6.        I am responsible for the co-authoring section 14 and section 26 of the Technical Report;

7.         I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I have practiced my profession continuously for over twenty years, and during this time I have been involved in the estimation of numerous mineral resources worldwide, including Canada, Peru, Mexico, South Africa and the USA. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives;

8.         I have had prior involvement with the Brucejack Project that is the subject of this Technical Report. My prior involvement was as co-author on several previous Technical Reports;

9.        I am independent of the issuer applying the test in Section 1.5 of NI 43-101;

10.      I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

11.      As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective date: November 28, 2011

Signing date: January 12, 2012

[SIGNED and SEALED]

{Fred H. Brown}

Fred H Brown CPG, Pr.Sci.Nat.

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

CERTIFICATE of AUTHOR

CAROLINE J. VALLAT, P.GEO.

I, Caroline J. Vallat, P.Geo., residing at 2441 Sun Valley Drive, Nanaimo, BC, V9T 6E8, do hereby certify that:

1.        I am an independent geological consultant contracted by Pretium Resources Inc.;

2.        This certificate applies to the Technical Report titled, “Technical Report and Resource Estimate on the Brucejack Project, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of November 28, 2011;

3.        I am a graduate of the University of Victoria, Vancouver Island, British Columbia with a B.Sc. in Geological Sciences (2004) and have worked continuously since that time;

4.        I  am  a  geological  consultant  currently  licensed  with  the  Association  of  Professional  Engineers  and Geoscientists of British Columbia (License No. 35680);

5.        I am responsible for Section 12 of the Technical Report;

6.        I did not visit the Brucejack Project;

7.         I have had prior involvement with the Brucejack Project that is the subject of this Technical Report. My prior involvement was as database manager and analytical result quality monitoring and reporting;

8.        I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:
•         Geological  consultant  and  business  owner/operator  specializing  in  QAQC  and  database  management, GeoSpark Consulting Inc., 2007 - current.
•         Senior Geological Database Manager / Project Manager / Supervisor, Maxwell GeoServices Canada Inc.,2005 - 2007
•         Independent Geological Consultant, 2004 - 2005

9.        I am independent of the issuer applying the test in Section 1.5 of NI 43-101;

10.      I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

11.      As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

[SIGNED and SEALED]

{Caroline Vallat}

Caroline J. Vallat, P.Geo.

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

APPENDIX I.   BLOCK MODELS

PRETIUM Brucejack Project
Drawn By: FH Brow
Date: 02 January 201
VOK 211
Section 6258012.5
View looking Nortl
Au g/t
426400.0 E
426600.0 E
AU_GPT
0.50 1.00
1.00 2.00
2.00 3.00
3.00 4.00
4.00 5.00
5.00 6.00
6.00 7.00
7.00 8.00
8.00 9.00
9.00 10.00
10.00 99999.00
-100
0
100
200
300
Scale 1:2500

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

PRETIUM Brucejack Project
Drawn By: FH Brown
Date: 02 January 201
WEST ZONE
Section 6258687.5
View looking North
Au g/t
AU_GPT
0.50 1.00
1.00 2.00
2.00 3.00
3.00 4.00
4.00 5.00
5.00 6.00
6.00 7.00
7.00 8.00
8.00 9.00
9.00 10.00
10.00 99999.00
-100
0
100
200
300
Scale 1:2500

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

PRETIUM Brucejack Project
Drawn By: FH Browr
Date: 02 January 201
BRIDGE ZONE
Section 6257337.5
View looking Nortl
Au g/t
426400.0 E
426600.0 E
426800.0 E
427000.0 E
1600.0Y
1400.0Y
1200.0Y
1000.0X
1200.0X
1400.0X
1600.0X
AU_GPT
0.50 1.00
1.00 2.00
2.00 3.00
3.00 4.00
4.00 5.00
5.00 6.00
6.00 7.00
7.00 8.00
8.00 9.00
9.00 10.00
10.00 99999.00
-100
0
100
200
300
Scale 1:5000

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

APPENDIX II.  COMPLETE LIST OF DRILL HOLE INTERSECTIONS CUT AND UNCUT

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-111	20	27.5	7.5	1.53	7.1	Galena Hill
	66.5	98.5	32	0.84	14.0

SU-112	45.5	119	73.5	1.25	5.3	Waterloo
Incl.	72.5	101	28.5	1.93	6.8

SU-113	143.0	184.0	41.0	6.58	15.8	VOK	1 sample cut to 130 ppm Au
Incl.	143	144.5	1.5	259.00	181.0		-uncut
Incl.	174.38	175.17	0.79	49.20	24.5		-uncut
	335.5	356.5	21	1.25	3.8

SU-114	128	156.5	28.5	1.11	7.2	VOK
	212	213.5	1.5	5.57	25.3
	328.49	329.75	1.26	18.15	21.8

SU-115	58.5	79.5	21	17.00	152.1	VOK	3 samples cut to 130 ppm Au, 1 cut to 2,100 Ag
or	58.5	79.5	21	701.5	358.4		-uncut
Incl.	60.6	62.48	1.88	6669.90	3365.0		-uncut
Incl.	60.6	61.2	0.6	18,754.50	9,312.0		-uncut
Incl.	61.2	62.48	1.28	1,005.25	577.3		-uncut
Incl.	76.1	76.61	0.51	4,209.30	2,039.7		-uncut
	107	149	42	0.79	11.1

SU-116	7.5	33	25.5	3.91	42.9	Galena Hill
Incl.	18.5	21.5	3	25.46	42.1
	109	128.5	19.5	1.58	26.2

SU-117	6.5	26	19.5	1.54	3.4	Bridge Zone
	113.5	119.5	6	5.78	26.1
Incl.	118	119.5	1.5	15.85	72.6
	260.5	262	1.5	7.59	7.8
	280	281.5	1.5	208.00	168.0		-uncut
	395	396.5	1.5	37.20	28.3
	395	404	9	6.79	5.8
Incl.	395	396.5	1.5	37.20	28.3

SU-118	2.13	8	5.87	1.32	5.1	Gossan Hill

SU-119	40.75	71.25	30.5	3.04	8.7	VOK	1 sample cut to 130 ppm Au
Incl.	40.75	41.25	0.5	252.00	107.0		-uncut
	164.5	203	38.5	6.15	5.9		1 sample cut to 130 ppm Au
Incl.	173	174.5	1.5	140.00	61.3		-uncut
	306.5	308	1.5	5.08	19.2

SU-120	157	163	6	2.28	9.8	VOK
	347	368	21	10.73	15.4
Incl.	347	348.5	1.5	117.50	158.0		-uncut

SU-121	193.05	247.5	54.45	3.26	96.7	West Zone
Incl.	201.0	215.5	14.5	9.26	275.1
	292	380	88	1.02	8.5	West Zone Footwall
Incl.	333.37	335	1.63	12.20	32.5

SU-122	139.5	179.66	40.16	1.14	6.4	VOK
	213.5	241.5	28	9.89	13.4		1 sample cut to 130 ppm Au
or	213.5	241.5	28	16.6	13.4		-uncut
Incl.	226.08	226.58	0.5	507.00	153.0		-uncut
Incl.	240	241.5	1.5	95.40	46.8		-uncut
	341	346	5	52.48	231.2		2 samples cut to 130 ppm Au
or	341	346	5	145.3	231.2		-uncut
Incl.	341	342	1	164.00	74.1		-uncut
Incl.	345	346	1	560.00	1070		-uncut
P&E Mining Consultants Inc.
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Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-123	431.5	460	28.5	0.78	8.3	West Zone
	509.15	553	43.85	0.80	11.7
	675.5	710.5	35	0.79	2.5

SU-124	70	71.5	1.5	9.39	4.2	Gossan Hill
	213	225	12	1.51	21.9

SU-125	89	100	11	16.09	31.3	Bridge Zone	1 sample cut to 130 ppm Au
Incl.	96.5	97.5	1	458.00	240.0		-uncut
	265.5	267	1.5	5.19	6.4

SU-126	9.5	14	4.5	5.19	5.8	Gossan Hill
	129	130.5	1.5	19.75	11.0
	235.13	263.5	28.37	1.10	24.8

SU-127	58.5	73.5	15	7.20	12.0	VOK	1 sample cut to 130 ppm Au
	64.41	64.99	0.58	163.50	98.6		-uncut

SU-128	15	26.5	11.5	22.17	42.0	VOK	1 sample cut to 130 ppm Au
Incl.	25	26.5	1.5	162.00	78.3		-uncut
	40	56	16	1.10	7.0
	78.4	95	16.6	1.41	26.0
	261.5	278	16.5	6.51	8.6
Incl.	263	264.5	1.5	61.90	37.3

SU-129	43.5	72	28.5	2.47	9.9	VOK
Incl.	63.5	65.33	1.83	18.70	16.5
	148	164.5	16.5	0.89	9.6

SU-130	91.5	114	22.5	0.94	13.9	VOK
	134.46	134.96	0.5	656.00	378.0		-uncut
	358.5	379	20.5	0.93	39.9

SU-131	172.17	200.5	28.33	1.60	99.3	West Zone
	254	286.5	32.5	1.90	11.5	West Zone footwall
Incl.	257	260	3	11.57	12.7

SU-132	55	98.86	43.86	3.38	27.0	VOK	1 sample cut to 130 ppm Au
Incl.	57.68	58.18	0.5	4,060.00	1,660.0		-uncut
Incl.	93	98.86	5.86	8.42	17.3
	125.5	163	37.5	0.73	14.2
	211.41	240	28.59	6.94	15.1
Incl.	222	223.85	1.85	80.50	97.7

SU-133	120	171	51	1.63	15.3	Gossan Hill/ Shore Zone
Incl.	166.67	171	4.33	12.81	60.2
	289	298	9	2.88	30.2
	361.5	376.5	15	0.91	4.7

SU-134	114.5	215	100.5	1.21	7.4	Bridge Zone
Incl.	140	141.5	1.5	30.60	18.6
	465.75	489.5	23.75	1.46	52.9
Incl.	468.75	470	1.25	12.35	683.0
	543.95	544.95	1	7.05	494.0

SU-135	75	80.5	5.5	13.49	30.6	VOK	1 sample cut to 130 ppm Au
	75	75.5	0.5	1,070.00	255.0		-uncut
	160.5	163.5	3	10.85	31.5
	202	203.5	1.5	17.45	51.8
	233.4	235.71	2.31	14.78	193.2
	343	344.5	1.5	126.50	33.1

SU-136	49.5	56.19	6.69	1.79	3.4	Gossan Hill
	219.5	243	23.5	11.37	79.0		2 samples cut to 130 ppm Au
Incl.	228.31	235.37	7.06	372.3	255.2		-uncut
Incl.	228.31	229.15	0.84	1,550.00	836.0		-uncut
Incl.	234.34	235.37	1.03	1,280.00	1,050.0		-uncut
P&E Mining Consultants Inc.
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Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-137	2.34	48	45.66	0.85	9.1	Gossan Hill
	135	201.5	66.5	0.79	8.3

SU-138	93	94.5	1.5	14.15	202.0	VOK
	242	243.5	1.5	14.75	6.0

SU-139	147.5	189	41.5	0.90	9.6	VOK

SU-140	90	108	18	1.15	10.5	VOK
	247	310.5	63.5	0.71	7.2

SU-141	91	92.5	1.5	7.34	45.1	VOK
	164	166.31	2.31	4.64	33.7
	224.5	226	1.5	4.10	223.0
	268.65	270	1.35	37.30	27.2
	298.5	301.5	3	5.49	23.2

SU-142	127.5	129	1.5	5.82	7.6	VOK
	379.5	385.5	6	1.36	81.6

SU-143	207	260.5	53.5	3.84	99.7	West Zone
Incl.	214.06	216.43	2.37	20.4	169.8
Incl.	249.96	259	9.04	7.74	413
	374.5	488.5	114	0.95	4.2	West Zone footwall

SU-144		No significant Values				Gossan Hill

SU-145	20.5	37	16.5	2.07	11.2	Waterloo Zone
	270	271.31	1.31	5.25	4.7

SU-146	181	203.5	22.5	1.41	11.6	VOK
Incl.	194.5	196	1.5	9.20	16.6
	275.8	276.34	0.54	156.0	218.0		-uncut

SU-147	213	264.8	51.8	3.07	7.1	Gossan Hill
Incl.	213	220.88	7.88	16.4	10.4
Incl.	213	216	3	35.5	16.1

SU-148	105.5	122	16.5	3.40	17.0	VOK
Incl.	111.5	114.5	3	14.8	40.3
	184	185.5	1.5	34.9	26.6
	245.5	253	7.5	2.20	6.2

SU-149	40.5	98.5	58	1.59	4.7	Waterloo
Incl.	65.52	67	1.48	23.7	18.5
	222	231	9	1.97	5.3

SU-150	59.04	78.5	19.46	13.57	76.2	VOK	2 samples cut to 130 ppm Au, 1 sample cut to 2,100 Ag
or	59.04	78.5	19.46	220.4	76.2		-uncut
Incl.	76.38	78.5	2.12	1,631.6	568.3		-uncut
Incl.	59.04	59.54	0.5	1,640.0	423		-uncut
Incl.	76.38	76.88	0.5	6,670.0	3,630		-uncut
	238.19	249.37	11.18	12.21	16.9		1 sample cut to 130 ppm Au
Incl.	244.74	245.37	0.63	329.0	199.0		-uncut
	406.5	409.5	3	21.5	5.0

SU-151	3	42	39	0.99	8.0	Bridge Zone	Deep hole to 1,047 m
	179.5	302.5	123	1.20	8.4
Incl.	188.5	191.5	3	10.2	14.1
	313.86	593	279.14	0.80	10.5
Incl.	542.05	545	2.95	8.0	127.4
	862.5	1047.9	185.4	0.58	3.5		EOH
Incl.	1014.5	1022	7.5	1.81	3.1

SU-152	137	161	24	1.58	5.1	Gossan Hill

P&E Mining Consultants Inc.
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Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-153	202	205	3	4.56	71.2	Shore Zone
	247	248	1	27.2	1,010		-uncut

SU-154	82	109.5	27.5	7.80	548	West Zone	2 samples cut to 2,100 ppm Ag
Incl.	82	90	8	27.8	2,528		-uncut
	133.5	143.81	10.31	8.87	35.0		1 sample cut to 130 ppm Au
Incl.	139.48	139.98	0.5	218.0	152.0		-uncut
	189.5	313	123.5	0.86	5.2
	414.5	459.33	44.83	1.31	7.9		EOH

SU-155	132	133.5	1.5	8.11	6.4	VOK
	292.8	293.8	1	12.25	8.2
	364.5	372	7.5	8.76	23.2
Incl.	370.5	372	1.5	36.0	22.1

SU-156	77	118.5	41.5	1.38	5.1	Waterloo
	238.82	247.5	8.68	3.46	6.7
Incl.	246.05	247.5	1.45	11.05	9.7
	268.5	270	1.5	7.78	22.9

SU-157	43.5	49.5	6	37.8	50.4	VOK	1 sample cut to 130 ppm Au
or	43.5	49.5	6	57.0	50.4		-uncut
Incl.	43.5	45.02	1.52	206.0	171.0		-uncut
	194.5	196	1.5	114.5	89.2
	280.02	283	2.98	10.75	15.6
	350.84	351.38	0.54	1,200.0	686.0		-uncut
	445.28	446.03	0.75	800.0	718.0		-uncut
	585	627.78	42.78	1.64	18.3
	639.5	645.5	6	37.3	50.3		1 sample cut to 130 ppm Au
Incl.	642.5	644	1.5	136.0	156.0		-uncut

SU-158	12	13.5	1.5	26.7	28.6	Bridge Zone
	79.5	81	1.5	16.0	11.0
	138.5	144.5	6	3.14	45.5
	237.5	239	1.5	106.5	37.0
	266	267.5	1.5	9.42	6.9

SU-159	59.5	104.5	45	0.68	4.1	Waterloo

SU-160	30.5	45.5	15	1.14	5.2	VOK
	54.29	54.87	0.58	225.0	206.0		-uncut
	152	153.5	1.5	8.60	5.4
	224	225.5	1.5	383.0	217.0		-uncut
	302	341	39	0.85	5.7

SU-161	61	62.5	1.5	20.2	17.1	Bridge Zone
	84.42	134.5	50.08	1.42	7.3
Incl.	110	111.5	1.5	13.2	4.1

SU-162	60.5	102.5	42	3.70	363.0	West Zone	3 samples cut to 2100 ppm Ag
Incl.	76	84.73	8.73	13.05	897		-uncut
Incl.	98.93	101	2.07	4.46	1,724		-uncut
	159.66	183.5	23.84	2.07	19.1
	206	262.5	56.5	0.87	7.9

SU-163	176.5	201.5	25	2.04	4.4	VOK
Incl.	176.5	178	1.5	18.25	4.4
	291	309	18	1.97	5.5

SU-164	204	263	59	1.34	7.1	VOK
Incl.	208	221.5	13.5	3.25	9.1

SU-165	39.58	96.5	56.92	0.97	4.8	Bridge Zone
	129.5	131	1.5	12.40	14.4
	254.5	256	1.5	9.40	11.6

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-166	197.5	243.5	46	2.55	5.0	Bridge Zone	1 sample cut to 130 ppm Au
Incl.	200.5	206.35	5.85	15.7	12.2		1 sample cut to 130 ppm Au
Incl.	204.84	205.31	0.47	171.5	89.0		-uncut
	294.97	295.46	0.49	47.5	13.7

SU-167	20.5	48.5	28	0.79	7.6	VOK
	261.5	290.09	28.59	1.37	51.3
Incl.	289.59	290.09	0.5	23.2	1,525.0

SU-168	46	167	121	1.11	12.7	Galena Hill
	152.51	153.2	0.69	28.9	21.4

SU-169	51	57	6	3.02	27.7	Bridge Zone
	55.5	57	1.5	9.20	29.2

SU-170	88.5	91.5	3	4.88	354.6	VOK	eastern step out
	273.5	412	138.5	1.85	15.1
Incl.	276.5	279.5	3	6.66	10.1
Incl.	366.5	368	1.5	67.2	64.1		-uncut
	430	448	18	1.59	3.0

SU-171	1.61	18	16.39	1.32	15.5	VOK
	56	76.3	20.3	0.85	7.2

SU-172	13.5	20	6.5	1.36	139.8	Gossan Hill
	219	226.67	7.67	2.31	26.5
incl.	224.16	224.66	0.5	14.8	280.0

SU-173	228.5	258.5	30	1.27	30.4	Shore Zone

SU-174	192.78	202	9.22	1.89	2.7	VOK
	401.5	404.5	3	4.26	8.0
	464.5	467.5	3	25.6	21.6
	656.49	689.5	33.01	0.98	5.5		EOH

SU-175	112.5	144	31.5	1.38	3.7	Bridge Zone
	280.5	309.37	28.87	0.88	7.1		EOH

SU-176	5	46	41	1.08	8.9	VOK
	305.13	317	11.87	8.42	16.8		1 sample cut to 130 ppm Au
	305.13	305.63	0.5	628	283.0		-uncut
	335.78	340.51	4.73	22.4	122.2		1 sample cut to 130 ppm Au
or	335.78	340.51	4.73	305.7	122.2		-uncut
incl.	335.78	336.28	0.5	2,810	1,030		-uncut
incl.	339.86	340.51	0.65	26.2	51.2		-uncut

SU-177	50	77.29	27.29	0.90	5.3	VOK
	133.5	223.5	90	0.86	6.1

SU-178	10	24	14	0.55	133.2	Gossan Hill
	221.5	223.38	1.88	6.14	10.3

SU-179	109	125.5	16.5	0.76	3.6	SG Zone
	139	140.5	1.5	10.90	2.9

SU-180	8.9	44.5	35.6	0.65	5.6	Waterloo Zone
	80	167.79	87.79	0.79	3.9
	177.07	204.5	27.43	0.63	4.7

SU-181	143.5	215	71.5	2.02	7.5	Gossan Hill
incl.	154	164	10	10.01	19.6
incl.	157.5	159	1.5	55.3	42.4		-uncut

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-182	107.5	139	31.5	1.69	8.9	VOK
	224	227	3	66.7	29.8		1 sample cut to 130 ppm Au
	224	225.5	1.5	139.5	51.8		-uncut
	327	342	15	12.42	9.8
incl.	340.46	342	1.54	113.5	43.1		-uncut
	375	385	10	2.20	60.3
incl.	379.5	380.58	1.08	13.75	72.5

SU-183	73	86.5	13.5	1.08	2.5	Gossan Hill
	131.84	133.5	1.66	5.36	30.5
	163.5	165	1.5	4.50	2.8

SU-184	63	76.5	13.5	3.02	5.0	SG Zone
incl.	67.9	70.1	2.2	9.92	7.2

SU-185	13.25	27	13.75	0.78	70.4	Gossan Hill
	50.9	51.6	0.7	3.85	5,330		-uncut
	157.5	193.5	36	1.08	4.5
	207	208.5	1.5	8.77	4.1

SU-186	79.5	107.1	27.6	0.92	2.3	Gossan Hill
	134	150.5	16.5	1.11	42.5

SU-187	10	14.5	4.5	1.71	2.1	Bonanza Zone

SU-188	51	95	44	0.93	14.5	VOK
	134	171.5	37.5	2.91	14.1
	160.5	161	0.5	431.0	152		-uncut

SU-189	9.97	35.5	25.53	0.78	4.5	Waterloo Zone
	56.5	83	26.5	0.81	3.7
	90.5	116	25.5	0.80	2.6
	140	189.5	49.5	0.86	3.1
	261.78	295	33.22	0.90	6.3

SU-190	10.62	51.5	40.88	1.03	7.0	VOK
	384	397.5	13.5	1.86	8.4
	433.5	450.53	17.03	10.8	22.7		1 sample cut to 130 ppm Au
incl.	435	436.5	1.5	67.6	31.3		-uncut
incl.	450.03	450.53	0.5	700.0	436		-uncut
	484.97	485.47	0.5	39.6	71.2
	499	618	119	3.47	10.4		2 samples cut to 130 ppm Au
incl.	520.68	522.66	1.98	1,094.0	263.5		-uncut

SU-191	114.5	140	25.5	0.62	2.6	Bonanza Zone

SU-192	Hole caved at 60m					VOK

SU-193	84.5	122.5	38	2.6	3.7
incl.	93.5	95	1.5	41.5	29.5		-uncut
	186	192	6	6.18	6.5
incl.	186	187.5	1.5	18.95	12.3
	298	341	43	7.25	8.3		2 samples cut to 130 ppm Au
or	298	312.5	14.5	65.1	16.0		-uncut
incl.	298	299.54	1.54	268.0	47.6		-uncut
incl.	312	312.5	0.5	1,040.0	85.9		-uncut
	673.99	683.5	9.51	7.68	8.2		1 sample cut to 130 ppm Au
incl.	673.99	674.49	0.5	223.0	132		-uncut

SU-194	13.5	108.5	95	1.10	10.3	VOK
incl.	105.48	107	1.52	26.0	48.3

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-195	149.77	173.5	23.73	1.67	13.7	VOK
	332.7	349.89	17.19	9.49	75.0		2 samples cut to 130 ppm Au
or	332.7	349.89	17.19	187.3	93.9		-uncut
incl.	332.7	333.2	0.5	46.0	50		-uncut
incl.	339.69	340.19	0.5	632.0	323		-uncut
incl.	349.39	349.89	0.5	5,740.0	2,750		-uncut
	401	449.5	48.5	1.08	3.9

SU-196	7.5	102.9	95.4	0.75	7.7	VOK
	145.0	197.0	52.0	1.76	12.1

SU-197	403.7	421.0	17.3	2.78	10.0	Golden Marmot
incl.	419.7	421.0	1.3	23.10	34.2

SU-198	63.0	93.0	30.0	1.47	10.9	Gossan Hill
	240.5	242.0	1.5	14.8	10.2

SU-199	33.0	73.5	40.5	1.09	5.1	Waterloo Zone

SU-200	14.0	29.5	15.5	13.29	25.1	VOK	1 sample cut to 130 ppm Au
incl.	20.5	22.0	1.5	399.0	154		-uncut
	176.0	235.0	59.0	1.19	6.5
incl.	234.5	235.0	0.5	20.5	7.8

SU-201	52.0	53.5	1.5	168.5	94.1	Gossan Hill	-uncut
	285.5	313.5	28.0	0.83	3.8

SU-202	60.0	70.8	10.8	2.09	8.9	VOK
	480.8	481.3	0.5	73.8	52.1		-uncut
	519.0	538.6	19.6	1.01	4.5		EOH

SU-203	87.5	112.0	24.5	1.14	5.5	Waterloo Zone

SU-204	41.0	44.0	3.0	13.6	13.6	VOK
	148.7	149.2	0.5	1.60	1,350
	342.5	480.0	137.5	1.0	6.8

SU-205	81.0	103.0	22.0	0.82	11.5	VOK
	252.0	287.0	35.0	2.07	10.0
incl.	258.6	259.1	0.5	121.0	63		-uncut
	324.5	339.5	15.0	3.17	5.8
incl.	330.5	332.0	1.5	17.15	35.7

SU-206	251.5	310.0	58.5	1.02	5.7	VOK
	356.0	362.5	6.5	12.62	8.3
incl.	359.0	361.2	2.2	31.46	16.5

SU-207	179.0	227.5	48.5	7.7	22.3	Gossan Hill	2 samples cut to 130 ppm Au
incl.	197.0	211.0	14.0	44.2	54.1		-uncut
incl.	204.6	205.1	0.5	482.0	740		-uncut
incl.	209.5	211.0	1.5	224.0	153		-uncut

SU-208	422.0	475.5	53.6	2.20	3.1	VOK	1 sample cut to 130 ppm Au
incl.	422.0	422.5	0.5	153.0	70		-uncut

SU-209	366.5	392.5	26.0	0.77	11.5	Golden Marmot

SU-210	31.5	79.5	48.0	0.85	7.8	VOK
	387.0	388.3	1.3	19.45	12.3
	519.7	520.2	0.5	10.3	1.6

SU-211	71.5	88.0	16.5	11.59	48.4	Gossan Hill
incl.	74.5	76.0	1.5	109.0	90.2		-uncut
	131.5	246.5	115.0	1.13	10.3

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-212	40.0	53.0	13.0	1.68	2.3	Gossan Hill

SU-213	110.8	185.5	74.7	1.25	8.3	VOK
	264.0	316.5	52.5	0.71	5.3

SU-214	293.0	387.0	94.0	0.95	3.6	VOK

SU-215	114.5	169.5	55.0	4.70	47.5	Galena Hill	1 sample cut to 130 ppm Au
incl.	117.5	118.0	0.5	95.8	60.6		-uncut
incl.	131.7	144.7	13.0	7.68	140.8
incl.	167.4	167.9	0.5	462.0	311		-uncut
	231.0	322.0	91.0	1.03	11.3
	371.4	371.9	0.5	18.2	2700		-uncut

SU-216	75.5	87.5	12.0	6.14	24.3	VOK
	144.5	146.0	1.5	84.1	56.3		-uncut

SU-217	235.0	259.0	24.0	0.53	2.8	Gossan Hill

SU-218	107.5	140.5	33.0	0.30	80.4	Golden Marmot
	157.0	176.0	19.0	0.44	31.1

SU-219	72.0	170.5	98.5	1.60	13.4	VOK
incl.	72.0	74.0	2.0	19.5	25.3
incl.	158.5	162.6	4.1	15.0	13.8
	249.0	344.5	95.5	2.27	5.7
incl.	343.0	344.5	1.5	88.0	37.6

SU-220	85.5	106.0	20.5	0.96	15.3	VOK
	443.0	478.5	35.5	0.83	2.1
	584.0	585.5	1.5	50.9	28.6

SU-221	144.0	207.0	63.0	1.04	9.7	Galena Hill
	246.5	291.5	45	1.15	6.3
	397.59	398.04	0.45	5.59	1690

SU-222	143.16	150	6.84	3.57	103.4	West Zone
	211.5	215.54	4.04	6.82	224.3
	253.38	278	24.62	6.00	34.7
incl.	268.83	272.91	4.08	26.7	58.0
	346.5	411	64.5	0.69	4.9

SU-223	137.5	139	1.5	16.8	37.7	VOK
	301.14	326	24.86	0.95	3.0

SU-224	5	6.5	1.5	6.52	13.4	VOK
	194.5	196	1.5	22.3	14.2
	233.5	249.5	16	1.57	3.2
	266	280.74	14.74	7.45	18.9
incl.	273.5	276.15	2.65	21.5	25.5
	370	471	101	0.73	3.3
	593	594.5	1.5	394.0	241.0		-uncut

SU-225	300	330	30	1.4	7.1	VOK
	383.58	416.5	32.92	1.2	3.6

SU-226	108	222	114	1.07	11.0	VOK
	161	173.5	12.5	2.86	15.4
	299	338.5	39.5	2.62	19.6		1 sample cut to 130 ppm Au
incl.	335.82	336.34	0.52	1465.0	863.0		-uncut

SU-227	186.21	192.5	6.29	1.0	3.5	Golden Marmot

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-228	76.5	85.5	9	3.07	22.3	Galena Hill
	109	124	15	1.75	16.3
	161.5	215.5	54	2.72	23.8
incl.	176.5	181	4.5	10.52	110.2

SU-229	104.5	160	55.5	1.05	13.2	West Zone
	184	220.19	36.19	1.09	3.0
incl.	218.5	220.19	1.69	11.1	34.2

SU-230	162.5	163.65	1.15	17.6	19.3	VOK
	301.5	308	6.5	76.8	478.5		3 samples cut to 130 ppm Au
or	301.5	308	6.5	1349.1	740.1		-uncut
incl.	301.5	303	1.5	472.0	318.0		-uncut
incl.	304.5	305.73	1.23	510.0	390.0		-uncut
incl.	305.73	306.73	1	7420.0	3,800.0		-uncut

SU-231	320.88	351.5	30.62	1.74	4.0	VOK
incl.	336	337.5	1.5	21.4	8.1

SU-232	158	177.5	19.5	1.13	4.7	VOK
	230	237.5	7.5	5.24	6.1
incl.	230	231.5	1.5	15.9	18.5
	312.76	336	23.24	6.09	5.6
incl.	328.5	336	7.5	16.2	9.7
	385.5	387	1.5	48.9	31.2

SU-233	250	273.35	23.35	6.83	23.0	West Zone
incl.	254.42	255.42	1	107.0	71.8
	327.77	357.5	29.73	1.45	5.9

SU-234	192	207	15	7.87	9.3	VOK
	192	193.5	1.5	66.7	39.4
	243.5	269	25.5	1.03	3.9
	313.5	377	63.5	1.17	4.1

SU-235	29.3	53.5	24.2	1.96	9.1	VOK
incl.	94.5	108.85	14.35	3.52	13.5
incl.	162.46	164	1.54	12.3	783.0

SU-236	207.2	235.5	28.3	0.85	5.1	VOK
	412.5	434	21.5	8.61	31.6		2 sample cut to 130 ppm Au
incl.	415.18	417.22	2.04	195.8	146.0		-uncut
incl.	416.55	417.22	0.67	493.0	338.0		-uncut

SU-237	144.52	147.52	3	87.15	248.4	VOK	2 samples cut to 130 ppm Au
	144.52	147.52	3	377.2	248.4		-uncut
incl.	144.52	145.52	1	679.0	498.0		-uncut
	280	290	10	2.60	47.6
incl.	288	288.5	0.5	26.9	72.4

SU-238	172	181	9	8.97	62.9	VOK
incl.	172	173.5	1.5	43.5	119.0
	279.42	279.92	0.5	50.7	39.0
	446	452	6	7.69	25.0

SU-239	61.5	63	1.5	165.0	78.3	VOK	-uncut
	289.54	290.54	1	190.5	49.5		-uncut
	310.84	325.5	14.66	22.72	112.6		1 sample cut to 130 ppm Au
or	310.84	325.5	14.66	249.9	112.6		-uncut
incl.	310.84	311.84	1	3,460.0	1515		-uncut
incl.	324	325.5	1.5	129.5	75.3		-uncut
P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-240	39.6	43.33	3.73	2.15	614.0	West Zone
	72	95.5	23.5	0.89	73.9
	174	287	113	1.29	12.7

SU-241	225.82	235.5	9.68	18.53	11.1	VOK	1 sample cut to 130 ppm Au
incl.	225.82	226.82	1	133.5	53.8		-uncut

SU-242	123.5	133	9.5	1.44	4.1	VOK

SU-243	35.5	78.79	43.29	3.53	16.9	VOK
incl.	37	38.5	1.5	78.0	66.2
	175	179.5	4.5	0.96	135.1

SU-244	163.5	165	1.5	20.70	8.8	VOK
	200	203.75	3.75	6.46	8.3
	248	254	6	33.56	35.5		1 sample cut to 130 ppm Au
incl.	251	252.5	1.5	162.5	126.0		-uncut
	322.5	324	1.5	37.5	18.5
	489.5	491	1.5	24.2	8.5

SU-245	141	202.5	61.5	1.03	8.0	West Zone
incl.	190.5	192	1.5	14.6	12.3
	367.5	408.42	40.92	1.29	3.0
incl.	407	408.42	1.42	12.6	20.0

SU-246	274.61	313.5	38.89	0.80	3.8	VOK
	355.5	384	28.5	1.99	6.5
incl.	357	358.5	1.5	22.5	27.8

SU-247	138.5	141.5	3	10.49	12.8	VOK
	280.61	281.33	0.72	32.8	51.1

SU-248	110	118.32	8.32	1.57	40.7	VOK
	230.01	249.5	19.49	1.69	9.2
incl.	230.01	230.51	0.5	28.0	51.0

SU-249	115.59	117.5	1.91	37.29	460.0	VOK	1 sample cut to 130 ppm Au
incl.	115.59	116.09	0.5	3,880.0	1,745.0		-uncut
	220	304	84	1.33	7.9

SU-250	335	336.5	1.5	19.15	11.9	VOK
	367	368.5	1.5	50.0	40.0
	383.59	484.5	100.91	0.81	5.0

SU-251	Metallurgical hole - not sampled					VOK

SU-252	154.86	155.86	1	15.95	11.5	VOK
	191.86	199	7.14	4.99	360.9
incl.	197.5	199	1.5	18.6	1,230.0
	372.5	596.49	223.99	0.85	5.1		EOH

SU-253	178.3	184.5	6.2	5.27	9.0	VOK
	319.5	325.5	6	7.49	4.0

SU-254	203	224	21	3.05	8.7	VOK
incl.	203	204.5	1.5	22.1	26.7
	264	348.99	84.99	1.44	4.1		EOH
incl.	274.72	275.72	1	35.6	57.5

SU-255	256	271	15	0.94	2.7	VOK
	343.5	363.5	20	1.09	4.2

SU-256	122.5	148	25.5	1.6	8.7	VOK

SU-257	179	233	54	1.16	5.5	VOK
	389.84	390.34	0.5	58.3	38.5

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-258	Metallurgical hole - not sampled					VOK

SU-259	202.5	215.5	13	11.35	27.5	VOK
incl.	204	205.5	1.5	75.7	60
	398.5	433	34.5	1.96	5.0
incl.	431.5	433	1.5	17.1	19.0
	507	508.5	1.5	264.0	274.0
	526.5	528	1.5	40.2	17.8

SU-260	63.5	66.34	2.84	71.59	391.4	VOK	1 sample cut to 130 ppm Au
or	63.5	66.34	2.84	3,173.7	1,391.4		-uncut
incl.	63.5	65	1.5	92.0	38.6		-uncut
incl.	65.84	66.34	0.5	17,750.0	7,780.0		-uncut
	112.5	144	31.5	1.12	9.4

SU-261	55.5	171	115.5	1.95	20.0	VOK
incl.	58.91	64	5.09	4.70	114.0
incl.	118	128.5	10.5	7.00	53.6
incl.	152.8	165	12.2	4.38	25.4

SU-262	24.5	26	1.5	14.55	741.0	VOK
	444.5	500.5	56	1.24	7.8		EOH

SU-263	337.5	416.5	79	1.14	4.5	VOK

SU-264	175.5	224.5	49	0.97	8.8	VOK
	249.4	279.5	30.1	1.29	3.3		EOH

SU-265	270	318	48	1.026	3.0	VOK
	447.5	462.5	15	1.397	9.7
	510.5	512	1.5	45.10	31.0

SU-266	246	274.5	28.5	1.28	4.6	VOK
	340.5	346	5.5	36.78	261.9		2 samples cut to 130 ppm Au
or	340.5	346	5.5	1,414.6	751.6		-uncut
incl.	343.69	344.25	0.56	13,600.0	6,910.0		-uncut
	365.5	366.98	1.48	6.58	1.7		EOH

SU-267	72.5	146.5	74	0.8	9.4	VOK
	454.54	455.54	1	73.70	70.2

SU-268	189.5	197	7.5	3.57	15.4	VOK
	228.5	236	7.5	14.80	15.6
incl.	233	234.5	1.5	59.50	36.8

SU-269	176	179	3	5.58	8.3	VOK
	255.9	275	19.1	3.57	15.6
incl.	255.9	260.5	4.6	9.06	24.7
	288.5	312	23.5	9.3	73.2		2 samples cut to 130 ppm Au
incl.	294.32	295.08	0.76	569.0	317.0		-uncut
incl.	295.08	295.76	0.68	6,110.0	2,220.0		-uncut
or	294.32	295.76	1.44	3,185.6	1,215.6		-uncut

SU-270	1.87	15.5	13.63	5.42	8.7	VOK	1 sample cut to 130 ppm Au
incl.	1.87	2.37	0.5	169.0	22.9		-uncut
	154.5	168	13.5	1.27	11.9

SU-271	98.97	102.18	3.21	4.15	8.9	VOK
	177.05	186.5	9.45	2.70	72.3

SU-272	253	268	15	3.37	7.2	VOK
	253	254.5	1.5	25.7	34.3

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

Hole #	From	To	Interval	Ave Au	Ave Ag	Zone	Comments
	(m)	(m)	(m)	(g/t)	(g/t)
SU-273	106.5	129	22.5	1.10	17.1	VOK
	158.5	175.74	17.24	1.30	23.3
	208	218.5	10.5	9.69	10.9
incl.	215.5	217	1.5	63.1	36.2
	284.65	285.13	0.48	46.70	11.4
	322	333.5	11.5	6.06	7.3		1 sample cut to 130 ppm Au
	327.15	327.63	0.48	274.0	78.0		-uncut

SU-274	18.5	23.9	5.4	5.67	20.5	VOK
	21.5	22.5	1	24.4	35.6
	104.68	135.5	30.82	0.80	9.5

SU-275	110.86	111.61	0.75	9.21	84.5	VOK

SU-276	250	311.5	61.5	0.75	8.1	VOK
	329.52	339.5	9.98	3.86	5.5
incl.	329.52	330.02	0.5	26.9	33.5

SU-277	264.5	285.5	21	0.70	1.4	VOK

SU-278	81	81.81	0.81	36.4	25.3	VOK
	116.5	122.8	6.3	10.13	15.3
incl.	119.5	121	1.5	34.6	34.0

SU-279	8.5	29.39	20.89	0.78	37.5	West Zone
	49	62.5	13.5	1.67	216.6		1 sample cut to 2100 ppm Ag
incl.	61.22	62.5	1.28	8.06	3,090.0		-uncut
	158	214	56	1.21	6.6

SU-280	Geotechnical Hole - not sampled

SU-281	Geotechnical Hole - not sampled

SU-282	242.32	451.5	209.18	2.53	29.5	West Zone	1 sample cut to 130 ppm Au
incl.	245	249.58	4.58	16.6	944.8
incl.	372	373.5	1.5	116.0	87.5
incl.	405.92	406.57	0.65	395.0	435.0		-uncut

SU-283	3.3	128.5	125.2	1.21	13.7	West Zone
incl.	127	128.5	1.5	19.4	27.3

SU-284	88.5	119.5	31	0.86	2.7	West Zone
	163.5	264.5	101	1.09	8.0
incl.	183.5	188.5	5	4.68	18.1

SU-285	3.3	283.5	280.2	0.92	6.1	West Zone
incl.	188.5	191.5	3	11.54	25.8
incl.	254.5	256	1.5	9.96	262.0

SU-286	237.37	239	1.63	1.50	208.0	Mill Condemnation Hole #1

SU-287	36	42	6	1.84	4.3	West Zone

SU-288	64	75.23	11.23	0.53	219.9	Mill Condemnation Hole #2
incl.	74	75.23	1.23	3.03	1,320.0
	229	249.02	20.02	0.73	11.8		-uncut

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

APPENDIX III. LONGITUDINAL SECTIONS VOK ZONE

SU-208
SU-167
SU-213
SU-106
SU-264
SU-128
SU-235
SU-115
SU-260
SU-273
SU-016
SU-277
SU-009
1,500mRL
1,400mRL
1,300mRL
1,200mRL
1,100mRL
426,300mE
426,400mE
426,600mE
426,700mE
426,800mE
HoleID
Au
Histogram
1.0 mm/unit
Max value 10 ppm
EOH
PRETIVM
VOK
Long Section
View North
6257990N (+/- 50m)
0
25
50
100
metres

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

SU-208
SU-167
SU-213
SU-106
SU-284
SU-128
SU-235
SU-115
SU-260
SU-273
SU-016
SU-277
SU-009
>1000 ppm Au
100 to 1000 ppm Au
10 to 100 ppm Au
5 to 10 ppm Au
SU-150, 1,640 ppm Au
SU-135, 1,070 ppm Au
SU-115, 18,754 ppm Au
SU-260, 17,750 ppm Au
SU-115, 4,209 ppm Au
SU-249, 3,880 ppm Au
SU-012, 16,948 ppm Au
SU-195, 5,740 ppm Au
SU-157, 1,200 ppm Au
SU-176, 1,785 ppm Au
SU-029, 5,344 ppm Au
SU-190, 1,580 ppm Au
PRETIVM
VOK
Long Section
View North
6257990N (+/- 50m)

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

APPENDIX IV. DRILL PLANS

426000 E
426500 E
427000 E
427500 E
6259500 N
6259000 N
6258500 N
6258000 N
6257500 N
6257000 N
GOSSAN HILL
SHORE ZONE
WEST ZONE
WEST ZONE FOOTWALL
GALENA HILL ZONE
WATERLOO ZONE
VALLEY OF THE KINGS ZONE
BRIDGE ZONE
LEGEND
Down-hole gold intercepts:
0.5 - 2 g/t Au
2 - 20 g/t Au
> 20 g/t Au
SCALE 1 : 8000
(m)
-50 0 50 100 150 200 250
UTM NAD83 ZONE 9

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

426000 E
426500 E
427000 E
427500 E
6259500 N
6259000 N
6258500 N
6258000 N
6257500 N
6257000 N
GOSSAN HILL
SHORE ZONE
WEST ZONE
WEST ZONE FOOTWALL
GALENA HILL ZONE
WATERLOO ZONE
VALLEY OF THE KINGS ZONE
BRIDGE ZONE
LEGEND
Down-hole gold intercepts:
2 - 20 g/t Au
> 20 g/t Au
SCALE 1 : 8000
(m)
-50 0 50 100 150 200 250
UTM NAD83 ZONE 9

P&E Mining Consultants Inc.
Pretivm Resources Inc. Brucejack Project Report No. 229

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer